Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico

Technical Report

Effective Date: March 22, 2013

Prepared by	Eric Chapman, P.Geo. Mineral Resource Manager - Fortuna Silver Mines Inc. Thomas Kelly, E.M. Fellow AusIMM, Registered Member SME Director – Fortuna Silver Mines Inc.

Suite 650, 200 Burrard Street, Vancouver, BC, V6C 3L6 Tel: (604) 484 4085, Fax: (604) 484 4029

Date and Signature Page

Technical Report

Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico

Effective date of this report is March 22, 2013

Issued by:

Fortuna Silver Mines Inc.

Eric N. Chapman

22nd March 2013

[signed and sealed]

Date

Thomas Kelly

22nd March 2013

[signed]

 Date

Fortuna Silver Mines Inc.: San Jose Property Technical Report

1	Summary	14

2	Introduction	17

3	Reliance on Other Experts	19

4	Property Description and Location	20
4.1	Mineral tenure	21
4.1.1	Mining claims and concessions	21
4.2	Surface rights	24
4.3	Royalties	25
4.4	Environmental aspects	25
4.5	Permits	26

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	27
5.1	Access	27
5.2	Climate	27
5.3	Topography, elevation and vegetation	27
5.4	Infrastructure	27

6	History	29
6.1	Ownership history	29
6.2	Exploration history and evaluation	29
6.3	Historical resources and reserves	30
6.4	Production	31
6.4.1	Minera Cuzcatlan	32

7	Geological Setting and Mineralization	33
7.1	Regional Geology	33
7.2	Local Geology	34
7.3	Property Geology	35
7.3.1	Stratigraphy	36
7.3.2	Structural Geology	37
7.4	Description of Mineralized Zones	37
7.4.1	Trinidad vein system	38
7.4.2	Bonanza vein system	38
7.4.3	Fortuna vein system	38
7.4.4	Sectional drawings	39

8	Deposit Types	46
8.1	Mineral deposit type	46
8.2	Exploration model	47

9	Exploration	49
9.1	Exploration conducted by Pan American Silver	49
9.2	Exploration conducted by Continuum Resources Ltd.	49
9.3	Exploration conducted by Fortuna Silver Mines Inc.	49

10	Drilling	50
10.1	Introduction	50
10.2	Drilling conducted by Pan American Silver	53
10.3	Drilling conducted by Continuum Resources Ltd.	53
10.4	Drilling conducted by Fortuna Silver/Minera Cuzcatlan	53
10.4.1	Drilling conducted in 2006	53
10.4.2	Drilling conducted in 2007	53
10.4.3	Drilling conducted in 2008-2009	54
10.4.4	Drilling conducted in 2011	54
10.4.5	Drilling conducted in 2012	54
10.5	Drill core recovery	55
10.6	Extent of drilling	55
10.7	Drill hole collar surveys	55
10.8	Downhole surveys	56
10.9	Drill sections	56

11	Sample Preparation, Analyses, and Security	60
11.1	Sample preparation prior to dispatch of samples	60
11.1.1	Channel Chip Sampling	60
11.1.2	Core Sampling	61
11.1.3	Bulk Density Determination	61
11.2	Dispatch of samples, sample preparation, assaying and analytical procedures	62
11.2.1	Sample dispatch	62
11.2.2	Sample preparation	62
11.2.3	Sample Analysis	63
11.3	Sample security and chain of custody	64
11.4	Quality control measures	65
11.4.1	Standard Reference Material	65
11.4.2	Blanks	68
11.4.3	Duplicates	68
11.4.4	Quality control measures employed prior to Fortuna	72
11.4.5	Conclusions regarding quality control results	72
11.5	Opinion on adequacy of sample preparation, security, and analytical procedures	72

12	Data verification	73

13	Mineral Processing and Metallurgical Testing	75
13.1	Metallurgical tests	75
13.1.1	Whole rock analysis	75
13.1.2	Bond ball mill work index	75
13.1.3	Locked cycle flotation	76
13.1.4	Thickening and Filtering	76

14	Mineral Resource Estimates	78
14.1	Introduction	78
14.2	Disclosure	78
14.2.1	Known issues that materially affect Mineral Resources	78
14.3	Assumptions, methods and parameters	79
14.4	Supplied data, data transformations and data validation	80
14.4.1	Data transformations	80
14.4.2	Software	80
14.4.3	Data preparation	80
14.4.4	Data Validation	81
14.5	Geological interpretation and Domaining	81
14.6	Exploratory data analysis	83
14.6.1	Compositing of assay intervals	83
14.6.2	Statistical analysis of composites	84
14.6.3	Sub-domaining	84
14.6.4	Extreme value treatment	84
14.6.5	Boundary conditions	85
14.6.6	Sample type comparison	86
14.7	Conditional Simulation of primary veins	86
14.7.1	Data declustering	87
14.7.2	Grade correlation	89
14.7.3	Normal Score transformation	91
14.7.4	Continuity analysis	91
14.7.5	Variogram modeling	92
14.7.6	Opinion on the quality of the modeled variograms	94
14.7.7	Selective Mining Unit	94
14.7.8	Node spacing	95
14.7.9	Sequential Gaussian Simulation	95
14.7.10	Simulation validation	96
14.7.11	Re-blocking	98
14.7.12	Recoverable Resources	99
14.8	Grade estimation of secondary veins	100
14.8.1	Estimation validation	101
14.9	Density	101
14.10	Ore reconciliation	103
14.10.1	Mineral Resource depletion	103
14.11	Resource classification	104
14.11.1	Geological continuity	104
14.11.2	Data density and orientation	104
14.11.3	Data accuracy and precision	104
14.11.4	Spatial grade continuity	105
14.11.5	Simulated grade variability	105
14.11.6	Classification	106
14.12	Mineral Resource reporting	107
14.12.1	Comparison to previous estimates	109

15	Mineral Reserve Estimates	110
15.1	Mineral Reserve methodology	110
15.2	Mineral Resource handover	111
15.3	Recovery	112
15.4	Dilution factor calculation	113
15.4.1	Operative dilution	113
15.4.2	Mucking dilution	113
15.5	Prices, metallurgical recovery and NSR values	114
15.6	Operating costs	115
15.7	Mineral Reserve depletion and ore reconciliation	115
15.8	Mineral Reserves	116

16	Mining Methods	118
16.1	Mechanized mining	118
16.2	Mining infrastructure	119
16.3	Geotechnical, hydrological and other parameters relevant to mine designs	119
16.4	Production Rates, Mine Life Dimensions and Dilution Factors	120
16.5	Requirements for underground development and backfilling	120
16.6	Required Mining Fleet and Machinery	120

17	Recovery Methods	122
17.1	Crushing and milling circuits	122
17.1.1	Crushing	122
17.1.2	Milling and classification	122
17.1.3	Flotation	122
17.1.4	Thickening, filtering, and shipping	123
17.2	Requirements for energy, water, and process materials	123

18	Project Infrastructure	126
18.1	Roads	126
18.2	Tailing disposal facilities	126
18.3	Mine waste stockpiles	128
18.4	Ore Stockpiles	128
18.5	Concentrate transportation	128
18.6	Power generation	128
18.6.1	Principal substation	129
18.6.2	Distribution	129
18.6.3	Mine distribution	129
18.7	Communications systems	129

19	Market studies and contracts	130

20	Environmental studies, permitting and social or community impact	131
20.1	Environmental compliance and considerations	131
20.2	Environmental permitting	131
20.3	Social or community impact	133
20.3.1	Sustainable development	134
20.3.2	Health and nutrition	134
20.3.3	Education and culture	134
20.3.4	Communication and dialogue	135
20.4	Mine closure	135

21	Capital and Operating Costs	136
21.1	Sustaining Capital costs	136
21.1.1	Mine development	136
21.1.2	Equipment and infrastructure	137
21.1.3	Principal projects	137
21.2	Operating costs	137
21.2.1	Mine operating costs	138
21.2.2	Mill operating costs	138
21.2.3	General Service costs	138
21.2.4	Administrative costs	138

22	Economic Analysis	139
22.1	Summary	139
22.2	Financial assumptions	139
22.2.1	Gold Price	140
22.2.2	Silver Price	141
22.2.3	Mexico Peso Exchange Rate	142
22.3	Metal production and revenues	142
22.3.1	Gold production	142
22.3.2	Silver production	143
22.3.3	Revenues	143
22.4	Taxes	144
22.5	Royalties	144
22.6	Reclamation and closure costs	144
22.7	Financial results pre and post-tax	144
22.7.1	Net cash flow	144
22.8	Sensitivity analysis	145
22.8.1	Net present value	145
22.8.2	Internal rate of return	146

23	Adjacent properties	148

24	Other relevant data and information	149

25	Interpretation and conclusions	150

26	Recommendations	151

27	References	153

Certificates		155

Tables

Table 1.1	Mineral Reserves as of December 31, 2012	15

Table 1.2	Mineral Resources as of December 31, 2011	15

Table 2.1	Author’s responsibilities	18

Table 2.2	Acronyms	18

Table 4.1	Mineral concessions owned by Minera Cuzcatlan	21

Table 4.2	Usufruct contracts held by Minera Cuzcatlan for land usage at San Jose	23

Table 6.1	Surface drilling by company and area	28

Table 6.2	Production figures during Minera Cuzcatlan management of San Jose	30

Table 8.1	Trinidad deposit characteristics	45

Table 10.1	Drilling by company, period and area	48

Table 10.2	Drilling by core size, San Jose mine area	48

Table 10.3	Results of 2012 exploration drilling in the Trinidad North area	52

Table 10.4	Average core recovery by drill core size	53

Table 11.1	Accepted values for standards inserted at the Cuzcatlan laboratory	63

Table 11.2	Results for standards inserted at Cuzcatlan laboratory	64

Table 11.3	Results for SRM inserted with exploration drill core to ALS Chemex	64

Table 11.4	Results for SRM inserted with channel samples to ALS Chemex	65

Table 11.5	Duplicate types used by Minera Cuzcatlan	67

Table 11.6	Duplicate results for Cuzcatlan laboratory	68

Table 11.7	Duplicate results of drill core submitted to ALS Chemex	69

Table 11.8	Duplicate results of channel samples submitted to ALS Chemex	69

Table 13.1	Bond ball mill work index on composite samples conducted in 2012	74

Table 13.2	Plant concentrate and recovery values for 2012	74

Table 14.1	Data used in the 2012 Mineral Resource update	79

Table 14.2	Univariate statistics of undeclustered drill hole and channel composites by vein	82

Table 14.3	Topcut thresholds by vein	83

Table 14.4	Grid size for declustering	85

Table 14.5	Correlation coefficients of gold and silver grades by vein	87

Table 14.6	Variogram model parameters	92

Table 14.7	Block model parameters	92

Table 14.8	Density statistics by vein	99

Table 14.9	Reconciliation of the Mineral Resource estimate against ore Mineral In-situ reported at a 75 g/t Ag Eq cut-off	101

Table 14.10	Depletion codes stored in the resources block model	101

Table 14.11	Mineral Resources as of December 31, 2012 reported at a range of Ag Eq cut- off grades	106

Table 14.12	Summary of Mineral Resources reported as of December 31, 2011 at a 100 g/t Ag Eq cut-off grade	107

Table 15.1	Measured and Indicated Resources considered for Mineral Reserves	110

Table 15.2	Recovery rate by stope	110

Table 15.3	Metal price, metallurgical recovery, and NSR values	112

Table 15.4	Opening cost by area	113

Table 15.5	Mineral Reserves as of December 31, 2012	114

Table 15.6	Mineral Resources exclusive of Mineral Reserves as of December 31, 2012	115

Table 17.1	Reagent consumption of San Jose processing plant	122

Table 21.1	Summary of projected major capital costs for 2013	134

Table 21.2	Summary of projected major operating costs for 2013	136

Table 22.1	Economic evaluation summary	137

Table 22.2	Summary of net cash flow	143

Figures

Figure 4.1	Map showing the location of the San Jose Mine	20

Figure 4.2	Location of mining concessions at the San Jose Property	22

Figure 6.1	San Jose Mine historical Mineral Resource and Mineral Reserve	29

Figure 7.1	Map of the state of Oaxaca showing approximate distribution of Cenozoic volcanic rocks underlying tectonostratigraphic terranes	31

Figure 7.2	Local geology map of the San Jose Mine area	32

Figure 7.3	Property geology of the San Jose Mine area	33

Figure 7.4	Stratigraphic column of the Trinidad Deposit area, San Jose Mine	34

Figure 7.5	Plan map showing location and orientation of section	38

Figure 7.6	Section displaying lithology along 1846850N	39

Figure 7.7	Section displaying lithology along 1846975N	40

Figure 7.8	Section displaying lithology along 1847075N	41

Figure 7.9	Longitudinal section of Trinidad vein displaying Ag Eq isogrades	42

Figure 7.10	Longitudinal section of Bonanza vein displaying Ag Eq isogrades	43

Figure 8.1	Classification of epithermal and base metal deposits	44

Figure 8.2	Exploration model: extension-related pull-apart basins	46

Figure 10.1	Drill hole location map for the San Jose Mine area	49

Figure 10.2	Drill hole location map for the Trinidad Deposit area	50

Figure 10.3	Section displaying mineralization along 1846850N	55

Figure 10.4	Section displaying mineralization along 1846975N	56

Figure 10.5	Section displaying mineralization along 1847075N	57

Figure 14.1	3D perspective of Trinidad Deposit showing primary vein wireframes, underground workings, and drill holes	80

Figure 14.2	Length of samples from the Bonanza and Trinidad veins	81

Figure 14.3	Grade distributions of declustered grades by vein	86

Figure 14.4	Scatter plot of silver versus gold grades by vein	88

Figure 14.5	Grade distribution of declustered and normal score transformed grades from the Bonanza vein	89

Figure 14.6	Continuity map of normal score silver values for the Bonanza vein dip plane	90

Figure 14.7	Modeled variograms for normal score Ag grades for the Bonanza vein	91

Figure 14.8	Experimental grade continuity from simulated silver grades of the Bonanza vein compared to modeled variograms from input composite grades	94

Figure 14.9	Quantile-Quantile plot of simulated silver grades versus input composite silver grades for the Bonanza vein	95

Figure 14.10	Grade tonnage curves comparing selected simulations to a theoretical GCOS at the SMU scale for the Bonanza vein	96

Figure 14.11	Grade tonnage curves of the recoverable resource and selected realizations for silver in the Bonanza vein	98

Figure 14.12	Histograms of density measurements	100

Figure 14.13	Long section of Bonanza vein displaying Mineral Resource categorization	105

Figure 15.1	Longitudinal section displaying stope design	109

Figure 15.2	Idealized diagram demonstrating the methodlogy for determining operative dilution	112

Figure 16.1	Mechanized mining sequence	116

Figure 17.1	Crushing and milling circuits at the San Jose processing plant	123

Figure 18.1	Plan view of mine camp	124

Figure 18.2	Location map of tailings dam	125

Figure 18.3	Schematic drawing showing phase 1 and 2 of the tailings dam	126

Figure 22.1	Average monthly gold price (US$/troy ounce) for 2012 based on LME pricing	138

Figure 22.2	Average annual gold price (US$/troy ounce) since 1990 based on LME pricing	139

Figure 22.3	Average monthly silver price US$/troy ounce) for 2012 based on LME pricing	139

Figure 22.4	Annual payable gold production	140

Figure 22.5	Annual payable silver production	141

Figure 22.6	Annual net revenues	141

Figure 22.7	Sensitivity analysis of after-tax NPV at 8% to gold and silver (combined) price variation	144

Figure 22.8	Sensitivity of after-tax NPV at 8% to gold and silver (independent) price variation	144

Figure 22.9	Sensitivity of IRR to gold and silver (combined) price variation	145

Figure 22.10	Sensitivity of IRR to gold and silver (independent) price variation	145

Summary

This Technical Report has been prepared by Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101) to disclose recent information about the San Jose operation.

The San Jose mine is located in the central portion of the state of Oaxaca, Mexico. The project site is 47 km by road south of the city of Oaxaca and 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 km to the southeast of the project site.

The San Jose mine is operated by Compania Minera Cuzcatlan S.A. de C.V., a Mexican subsidiary 100 % owned by Fortuna.

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of Paleogene age. These units have been significantly displaced along major north- and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted and stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleopermeability associated with the extensional structures.

The mineralized structural corridor extends for greater than 3 km in a north-south direction and has been subdivided into the Trinidad deposit area and the San Ignacio area. The Mineral Resource and Mineral Reserve estimates discussed in this Technical Report are located in the Trinidad deposit area.

The major mineralized structures or vein systems recognized in the Trinidad deposit area are the Trinidad, Fortuna and Bonanza vein systems. In addition to the major vein systems, secondary veins and zones of sheeted and stockworked quartz-carbonate veins are present between the Trinidad and Bonanza systems and locally in the hanging wall to the Bonanza vein system. To-date, drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 700 meters and to depths exceeding 500 meters from the surface.

Minera Cuzcatlan commenced production at the San Jose mine in August 2011 and as of December 31, 2012 had produced 2.4 Moz of silver and 22 koz of gold. The mining method applied in the exploitation of the veins is overhand cut and fill using a mechanized extraction methodology. Production capacity at the mine is presently 1,000 tonnes per day but Minera Cuzcatlan plans to increase production levels to 1,500 tonnes per day during 2013.

In 2012 Minera Cuzcatlán successfully managed the operation of the San José mine, processing close to 350,000 tonnes of ore from its underground mining operation and producing approximately 1.97 Moz of silver and 17 koz of gold. During the year considerable investment was made to improve and expand the mine’s infrastructure.

Mineral Reserves and Mineral Resources as of December 31, 2012 are reported in Table 1.1 and Table 1.2 respectively.

Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2010). Subject to the application of certain economic and mining-related qualifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

March 22, 2013	Page 14 of 154

Table 1.1 Mineral Reserves as of December 31, 2012

Classification	Tonnes (000)	Ag Eq. (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					Ag (Moz)	Au (koz)
Proven	51	377	246	2.31	0.4	3.8
Probable	3,283	278	189	1.57	20.0	165.7
Proven + Probable	3,335	280	190	1.58	20.4	169.5

Table 1.2 Mineral Resources as of December 31, 2012

Classification	Tonnes (000)	Ag Eq. (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					Ag (Moz)	Au (koz)
Measured	3	108	71	0.66	0.0	0.1
Indicated	53	108	74	0.60	0.1	1.0
Measured + Indicated	56	109	74	0.61	0.1	1.1
Inferred	4,257	273	185	1.57	25.3	214.9

Notes

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves.

•

Mineral Resources are exclusive of Mineral Reserves.

•

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

•

Mineral Resources and Mineral Reserves are estimated as of June 30, 2012 and reported as of December 31, 2012 taking into account production-related depletion for the period of July 1, 2012 through December 31, 2012.

•

Mineral Reserves are reported above an Ag Eq breakeven cut-off grade of 93 g/t. Mineral Resources are reported above an Ag Eq cut-off grade of 70 g/t.

•

Metal prices used in the Ag Eq evaluation of Mineral Resources are US$25.14/oz for silver and US$1,391.63/oz for gold.

•

Metal prices used in the Ag Eq evaluation of Mineral Reserves are US$29.36/oz for silver and US$1,544/oz for gold.

•

Metallurgical recovery values used in the Ag Eq evaluation are 88% for silver and 89% for gold.

•

Mining, processing and administrative costs were estimated based on first half of 2012 actual costs.

•

Tonnes are rounded to the nearest thousand.

•

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

•

The quantity and grade of the Inferred Resources reported in this estimation are conceptual in nature, and it is uncertain if further exploration will result in upgrading of Inferred Resources to Indicated or Measured Resource categories.

•

Totals may not add due to rounding.

Operating costs are reasonable for the production rates in a mine of this size and are comparable to other mines of the region of similar characteristics. Proposed capital expenditure for the coming year is considered reasonable in order to improve the facilities, equipment and infrastructure and guarantee the continuity and sustainability of the mining operation.

March 22, 2013	Page 15 of 154

Recommended projects that have been planned for 2013 include:

1)

Expansion of the Concentrator Plant. This project requires an investment of US$ 8.4 million, which includes construction of new facilities in different areas of the plant in order to increase production from 1,000 tpd to 1,500 tpd.

2)

Delineation drilling. Minera Cuzcatlan is planning to conduct delineation drilling from underground in 2013. The goal of the program is to convert a total of 525,000 t of Inferred Resource to the category of Indicated Resource representing an estimated 5 Moz Ag Eq. To achieve this 32 drill holes totaling 9,060 m have been planned for 2013 at a budgeted cost of US$1,585,000.

3)

Brownfields exploration. An extensive drilling campaign is planned for 2013 to build on the excellent results encountered in the north of the deposit in late 2012 (Fortuna, 2013). The purpose of the program is to increase the known extents of the mineralization to the north and south of the presently defined vein systems in order to expand the Mineral Resources. A total of 20,250 m of drilling has been planned for 2013 at a budget cost of US$2.9 million.

4)

Underground development. The most important mining project for 2013 will be the underground development of the principal ramp by 980 m, which will allow mining to reach the 1,150 masl elevation. At this depth additional infrastructure will be installed to develop an operational level that will help ensure the continuity of the operation and allow greater production if the need should arise (such as due to a change in the mining methodology). The execution of Raise Boring to improve ventilation and access to underground services as the mine deepens is an important component of this project.

5)

Mine plan optimization and risk analysis. The conditional simulation methodology used in the estimation of the primary veins results in the generation of 50 equi-probable realizations. By assessing these multiple potential scenarios the mine plan can be optimized with the identification of low and high risk regions of the deposit.

6)

Cuzcatlan laboratory. The Cuzcatlan laboratory must continue to improve its accuracy and precision levels of assay results obtained from channel samples taken from the underground workings. This will ensure a higher level of confidence in the assay results and potentially allow the upgrading of material from Indicated to Measured Resources adjacent to these samples.

This Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available at the effective date of this report. The conversion of Mineral Resources to Mineral Reserve was made using industry-recognized methods, actual operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of actual and future operational conditions. This report has been prepared with the latest information regarding environmental and closure cost requirements.

Fortuna believes there is excellent potential to increase the Mineral Resource at the San José property in 2013 with recent drilling demonstrating the continuation of robust ore grade mineralization in the Trinidad ore shoot to depth and to the north with the mineralization remaining open in both directions.

March 22, 2013	Page 16 of 154

Introduction

This Technical Report has been prepared by Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101) to disclose recent information about the San Jose Property. This information has resulted from additional underground development and sampling, exploration drilling, and updated Mineral Resource and Reserve estimates.

The San Jose Property is 100 % owned by Fortuna and is located approximately 47 km by road from Oaxaca in the state of Oaxaca, Mexico. The mineral rights of the San Jose Property are held by Compañía Minera Cuzcatlan S.A. de C.V. (Minera Cuzcatlan). Minera Cuzcatlan is a Mexican subsidiary 100 % owned by Fortuna and is responsible for running the San Jose operation. The San Jose Property was purchased in 2006 by Minera Cuzcatlan and placed into production in August 2011.

Fortuna is based in Vancouver, British Columbia with management offices in Lima, Peru and is listed on the Toronto (TSX:FVI), Lima (BVL:FVI), Frankfurt (FSE:F4S), and New York (NYSE:FSM) stock exchanges. Fortuna also owns Compañía Minera Bateas S.A.C. which operates the Caylloma polymetallic mine located in the Caylloma District, Peru.

The primary purpose of this new Technical Report is to describe the updated Mineral Resources and Reserves as of December 31, 2012 as well as to detail production at the mine since its opening in August 2011.

The cut-off date for the drill hole and channel information used in the Mineral Resource estimate is June 30, 2012. The Mineral Resources and Mineral Reserves are reported as of December 31, 2012 with the estimates being depleted to take into account production between July 1 and the end of 2012.

The December 31, 2012 Mineral Resource and Mineral Reserve estimates supersede the Mineral Resource and Mineral Reserve estimates reported by Chlumsky, Armbrust & Meyer (CAM) on June 9, 2010, filed at www.sedar.com on June 10, 2010.

Field data was compiled and validated by Minera Cuzcatlan and Fortuna staff. Geological description of the samples, geological interpretations and 3-D wireframes of the veins were completed by Minera Cuzcatlan and reviewed by Fortuna personnel. The June 2012 Mineral Resource estimates were undertaken by Fortuna under the technical supervision of the Qualified Person, Mr. Eric Chapman.

The June 2012 Mineral Reserves estimate and December 2012 depletions were undertaken by Fortuna’s Mine Planning & Engineering department under the technical supervision of the Qualified Person, Mr. Thomas Kelly.

The authors of this Technical Report are Qualified Persons as defined by NI 43-101. Mr Eric Chapman has been employed as Mineral Resource Manager by Fortuna since May 2011 and has visited the property on numerous occasions, the most recent being February 20, 2013. Mr Thomas Kelly has been an independent Director of Fortuna since April 2011 and has also conducted regular visits to the property.

Responsibilities for the preparation of the different sections of this Technical Report are shown in e 2.1.

March 22, 2013	Page 17 of 154

Table 2.1 Author’s responsibilities

Author	Responsible for section/s
Eric Chapman

1. Summary; 2. Introduction; 3. Reliance on Other Experts; 4. Property Description and Location; 5. Accessibility, Climate, Local Resources, Infrastructure and Physiography; 6. History; 7. Geological Setting and Mineralization; 8. Deposit Types; 9. Exploration; 10. Drilling; 11. Sample Preparation, Analyses and Security; 12. Data Verification; 14. Mineral Resource Estimates; 23. Adjacent Properties; 24. Other Relevant Data and Information; 25. Interpretation and Conclusions; 26. Recommendations; 27. References

Thomas Kelly

1. Summary; 13. Mineral Processing and Metallurgical Testing; 15. Mineral Reserve Estimates; 16. Mining Methods; 17. Recovery Methods; 18. Project Infrastructure; 19. Market Studies and Contracts; 20. Environmental Studies, Permitting and Social or Community Impact; 21. Capital and Operating Costs; 22. Economic Analysis; 24. Other Relevant Data and Information; 25. Interpretation and Conclusions; 26. Recommendations; 27. References

Definitions of terms and acronyms used in the report are provided in Table 2.2.

Table 2.2 Acronyms

Acronym	Description	Acronym	Description
Ag	Silver	MVA	Megavolt ampere
Ag Eq	Silver equivalent	MW/h	MegaWatt per hour
Au	Gold	NI	National Instrument
CDF	Cumulative Distribution Frequency	NN	Nearest Neighbor
cm	Centimeters	NSR	Net smelter return
COG	Cut-off grade	oz	Troy ounce
Cu	Copper	oz/t	Troy ounce per tonne
CV	Coefficient of variation	ppm	Parts per million
CVV	Coefficient of variation value	Pb	Lead
g	Grams	QAQC	Quality assurance/Quality control
g/t	Grams per tonne	QQ	Quantile-quantile
ha	Hectares	RMR	Rock Mass Rating
kg	Kilograms	RQD	Rock Quality Designation
km	Kilometers	SGS	Sequential Gaussian Simulation
kg/t	Kilogram per tonne	SD	Standard Deviation
kWh/t	Kilowatt hours per tonne	SMU	Selective mining unit
lbs	Pounds	t	Metric tonne
IPD	Inverse power of distance	t/m3	Metric tonnes per cubic meter
m	Meters	tpd	Metric tonnes per day
mm	Millimeters	yr	Year
Ma	Millions of years	Zn	Zinc
masl	Meters above sea level	$US/t	United States dollars per tonne
Moz	Million troy ounces	$US/g	US dollars per gram
Mn	Manganese	$US/%	US dollars per percent
Mt	Million metric tonnes

March 22, 2013	Page 18 of 154

Reliance on Other Experts

There has been no reliance on other experts who are not qualified persons in the preparation of this report except for information relating to the mineral concessions at the San Jose Property.

Juan Carlos Gomez, Manager of Administration and Finance for Minera Cuzcatlan reviewed and confirmed by memorandum dated January 23, 2013 that all mineral concessions and surface rights in the San Jose district held by Minera Cuzcatlan, a subsidiary of Fortuna (as summarized in Section 4) are in good standing and comply with all legal obligations required by Mexican mining laws and regulations.

March 22, 2013	Page 19 of 154

Property Description and Location

The San Jose operation is located in the central portion of the state of Oaxaca, Mexico (latitude 16⁰41’39.10”N, longitude 96⁰42’06.32”W; UTM coordinates NAD27, UTM Zone 14N: 745100E, 1846925N). The project site is 47 km by road south of the city of Oaxaca and 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 km to the southeast of the project site. The nearest commercial center is the town of Ocotlán, located approximately 12 km north of the project site (Figure 4.1).

Figure 4.1 Map showing the location of the San Jose Mine

96°45'0"W
Highway Oax-Mex
OAXACA CITY
N
W
E
S
MEXICO
Mexico City
Oaxaca City
17°0'0"N
International Highway Cristobal Colon
Federal Highway 175
SAN PABLO GÜILA
OCOTLAN DE MORELOS
SAN BALTAZAR CHICHICAPAM
16°45'0"N
TAVICHE DISTRICT
San Jose Mine
SAN JOSE DEL PROGRESO
POPULATED AREAS
TOWN
VILLAGE
MAIN HIGHWAY
SECUNDARY ROAD
SAN MIGUEL EJUTLA
0
10
20
km
16°30'0"N
96°45'0"W
96°30'0"W

Cia. Minera Cuzcatlan S.A. de C.V.

Location Map
San Jose Mine

Jan 2013

March 22, 2013	Page 20 of 154

4.1

Mineral tenure

Fortuna Silver Mines Inc. acquired a 100 % interest in the San Jose Property in 2006. The property comprises mining concessions (Table 4.1 and Figure 4.2); surface rights (Table 4.2); a permitted 1,500 tonnes per day (tpd) flotation plant; connection to the national electric power grid; as well as permits for the infrastructure necessary to sustain mining operations.

4.1.1

Mining claims and concessions

The San Jose Property consists of mineral rights for 32 mining concessions all located in the state of Oaxaca for a total surface area of 45,512 hectares (ha). A list of the mining concessions showing the names, areas in hectares, and title details are presented in Table 4.1.

Table 4.1 Mineral concessions owned by Minera Cuzcatlan

No.	Concession Name	Title	Code	Expiry Date	Municipality	Area (ha)
1	Los Ocotes Cinco Fracción I	235699	6 2/9850	15/02/60	Ejutla de Crespo	65.16
2	Los Ocotes Cinco Fracción II	235700	6 2/9850	15/02/60	Ejutla de Crespo	4.19
3	Los Ocotes	235074	5/4/00094	23/11/56	Ejutla de Crespo	15,076.52
4	Bohemia Cuatro	232329	62/9911	28/07/58	San Jerónimo Taviche	0.04
5	Monte Alban III	233857	62/9836	21/04/59	Ocotlan de Morelos	2,094.84
6	Unificacion Cuzcatlan 2	233878	5/5/00051	16/01/23	San Jerónimo Taviche	138.00
7	Unificacion Cuzcatlan 3	233879	5/5/00052	04/12/39	San Jerónimo Taviche	32.64
8	Monte Alban II	233752	5/2/00078	26/05/47	San Jerónimo Taviche	16,600.10
9	Unificacion Cuzcatlan 1	232662	5/5/00050	23/03/37	San Jerónimo Taviche	49.51
10	Victoria	231995	6/2/9744	02/06/58	San Jerónimo Taviche	643.86
11	Los Ocotes Dos	231866	62/9801	08/05/58	Ejutla de Crespo	1,837.51
12	Los Ocotes Tres	231796	62/9814	23/04/58	Ejutla de Crespo	4,161.67
13	Los Ocotes Cuatro Fracción 1	231751	62/9815	16/04/58	Ejutla de Crespo	840.17
14	Los Ocotes Cuatro Fracción 2	231752	62/9815	16/04/58	Ejutla de Crespo	867.53
15	Bohemia Tres	231370	62/9910	11/02/58	San Jerónimo Taviche	24.15
16	Los Octoes Uno	231130	62/9771	16/01/58	San Jerónimo Taviche	144.07
17	Bohemia Uno	229343	62/9675	10/04/57	San Jerónimo Taviche	30.09
18	Bohemia Dos	229344	62/9676	10/04/57	San Jerónimo Taviche	13.61
19	El Pochotle	224956	62/9674	27/06/55	San Jerónimo Taviche	1,313.00
20	Hueco	221461	5/1/00712	12/02/54	San Jerónimo Taviche	41.78
21	Bohemia	221150	5/1/00711	02/02/54	San Jerónimo Taviche	104.71
22	Candelaria	221149	5/1/00710	02/12/53	San Jerónimo Taviche	93.73
23	La Voluntad	218976	5/1/00675	27/01/53	San Jerónimo Taviche	279.04
24	Bonita Fracción I	218977	5/1/00676	27/01/53	San Jerónimo Taviche	26.14
25	Bonita Fracción II	218978	5/1/00677	27/01/53	San Jerónimo Taviche	181.19
26	Progreso II	217624	5/1.3/00623	06/08/52	San Jose del Progreso	53.88
27	Progreso II BIS	217625	5/1.3/00622	06/08/52	San Jose del Progreso	80.73
28	Progreso	217626	5/1.3/00624	06/08/52	San Jose del Progreso	284.00
29	Progreso III	215254	62/9568	13/02/52	San Jose del Progreso	283.39
30	Mioxa Uno	179969	321.1/5-3	22/03/37	San Miguel Tilquiapam	24.00
31	Cuzcatlan	237918	62/9884	29/06/51	San Jerónimo Taviche	11.39
32	Los Ocotes Seis Fracción 1	238816	062/09950	03/11/61	Ejutla de Crespo	111.21
Total						45,511.85

March 22, 2013	Page 21 of 154

Figure 4.2 Location of the mining concessions at the San Jose Property (numbers represent concessions detailed in Table 4.1)

740000
760000
780000
1860000
1840000
N
S
W
E
5
8
10
19
REDUCCION TLACOLULA 2
San Jose Mine
27
28
29
26
16
TAVICHE OESTE
11
3
32
14
1
13
2
12
4
20
31
9
6
25
7
17
21
24
23
15
18
22
30
8
10
0
5
10
km
Cía. Minera Cuzcatlán S.A. de C.V.
Mining Concessions
San José Property
Datum: NAD27, UTM Zone 14N
Jan 2013

In addition to the above, Minera Cuzcatlan also has a purchase option agreement with Geometales del Norte S.A. de C.V. on the concession entitled “Reduccion Tlacolula 2” which covers an area of 12,642 ha and is located in the municipalities of San Baltazar Chichicapan, Santiago Matalan, Yaxe and San Dionisio Ocotepec. The final payment of this option is scheduled for January 2014.

Minera Cuzcatlan has also signed a transfer of rights agreement option with Pan American Silver for the concession entitled “Reduccion Taviche Oeste” (Fortuna, 2013). In accordance with this agreement Minera Cuzcatlan made a payment of US$4 million on January 30, 2013 to acquire a 55 % ownership of the concession, with the option to purchase the remaining 45 % at a cost of US$6 million. This concession will be subject to royalties as detailed in Section 4.3.

Investigation by Minera Cuzcatlan has determined that approximately 30 % of the surface area of the Bonita Fraccion II concession overlaps with a third party concession. Steps have been initiated with the Mexican Federal Mine Office to officially survey the boundaries of the Bonita Fraccion II concession to resolve any uncertainty relative to the limits of the concession. This survey and associated resolutions are expected to be completed during 2013. The Mineral Resources and Mineral Reserves reported in this Technical Report are not impacted by this issue.

March 22, 2013	Page 22 of 154

4.2

Surface rights

Minera Cuzcatlan has signed 40 usufruct contracts with land owners to cover the land surface needed for the operation (Table 4.2). The areas can be divided into two parts, north covering the operational footprint (37.25 ha), and south covering the land area of the tailings dam (71.62 ha).

Table 4.2 Usufruct contracts held by Minera Cuzcatlan for land usage at San Jose

No.	Parcel No	Land Owner	Area	Type of contract	Parcel Cert.	Date Registered	Contract length (yrs)
North (Mine area)
1	1837	Ciriaco Torres Heradez	2.50	Usufruct	177308	12/03/10	30
2	1441	Ricardo Ibarra Bosques	0.91	Usufruct	139851	28/01/10	30
3	1442	Ricardo Ibarra Bosques	1.74	Usufruct	139852	28/01/10	30
4	1467	Ricardo Ibarra Bosques	2.53	Usufruct	139850	28/01/10	30
5	1468	Vitaliano Munoz Rivera	2.47	Usufruct	107708	23/03/09	30
6	1475	Asuncion Gonzalez	4.12	Usufruct	178674	23/03/09	30
7	1836	Ubaldo Dionicio Ramirez	1.82	Usufruct	176683	28/10/10	30
8	1848	Valentin Dionicio Perez	0.79	Usufruct	176990	28/10/10	30
9	1558	Jose Dionicio Perez	0.37	Usufruct	176659	28/10/10	30
10	1649	Aristeo G. Dionisio Perez	0.45	Usufruct	176656	28/10/10	30
11	1650	Vicente E. Dionicio Perez	0.55	Usufruct	176657	28/10/10	30
12	1840	Ubaldo Dionicio Ramirez	0.56	Usufruct	176685	28/10/10	30
13	1839	Nolberta Sanchez	2.20	Usufruct	177255	28/10/10	10
14	815	Fermin Delfino Ruiz	0.30	Usufruct	106628	28/10/10	30
15	1496	Olga Delfina Gonzalez	0.86	Usufruct	176739	28/10/10	30
16	1495	Melesio Guadalupe Arrazola	0.77	Usufruct	176598	16/02/09	30
17	1492	Juan Sabas Arrazola G.	0.61	Usufruct	176601	16/02/09	30
18	1489	Mario Arrazola Gopar	0.64	Usufruct	176603	16/02/09	30
19	1840	Ubaldo Dionicio Ramirez	0.57	Usufruct	176686	28/01/10	30
20	1480	Ciriaco Torres Hernandez	1.93	Usufruct	177301	12/03/10	30
21	1436	Luis Munos	1.79	Usufruct			30
22	1443	Teodulfo Roman Vazquez	2.94	Usufruct			10
23	1435	Teodulfo Roman Vazquez	1.40	Usufruct			30
24	1854	Pablo Ciriaco Gopar Ruiz	4.43	Usufruct			30
South (Tailings dam)
1	1517	Pablo Ciriaco Gopar Ruiz	11.83	Usufruct	176783	23/03/09	30
2	1587	Lilia Gopar Carreno	1.75	Usufruct	178800	16/02/09	30
3	1576	Eusebio V. Martinez	2.88	Usufruct	176906	28/01/10	30
4	1526	German Martines	0.54	Usufruct	176915	28/01/10	30
5	1588	German Martines	0.77	Usufruct	176912	28/01/10	30
6	1586	Benedicto Gopar Ruiz	8.06	Usufruct	176771	28/01/10	30
7	1593	Gonzalo Gopar Arango	2.49	Usufruct	176770	28/01/10	30
8	1616	Flora Maria Rodriguez S.	4.66	Usufruct	177192	23/02/10	10
9	1617	Flora Maria Rodriguez S.	6.89	Usufruct	177193	23/02/10	10
10	1646	Bernardo Lopez Lopez	9.01	Usufruct	176871	28/01/10	30
11	1528	Agustin Rodrigo Sanchez	1.67	Usufruct	177260	28/01/10	30
12	1456	Martin Arango Merida	8.21	Usufruct	108645	20/04/09	30
13	1459	Joel Ramon Arango Merida	4.76	Usufruct	107368	20/04/09	30
14	1579	Juan Arango	6.00	Usufruct
15	1625	Ciriaco Torres Hernadez	2.00	Usufruct
16	1516	Sixto Juan Sanchez	0.10	Usufruct

March 22, 2013	Page 23 of 154

4.3

Royalties

The San Jose Property is not subject to any royalties, back-in rights, payments or encumbrances with the exception of the following:

•

Royalty agreement between Minera Cuzcatlan and Beremundo Tomas de Aquino Antonio dated July 1, 2007 granting a 1 % Net Smelter Return Royalty to a maximum of US$800,000 in regards to the mining concession “El Pochotle” listed as number 19 in Table 4.1. To date no mineralized material has been extracted from the El Pochotle concession and no Mineral Resources or Mineral Reserves have been identified on the El Pochotle concession. Minera Cuzcatlan has a buyout provision where they can purchase this royalty right for US$200,000.

•

Royalty agreement between Minera Cuzcatlan and Underwood y Calvo Compañía, S.N.C dated June 22, 2006 granting a 1 % Net Smelter Return Royalty to a maximum of US$2,000,000 with regards to the mining concessions “Bonita Fracción I”, “Bonita Fracción II” and “La Voluntad” listed as numbers 23 to 25 in Table 4.1. To date no mineralized material has been extracted from the aforementioned concessions and no Mineral Resources or Mineral Reserves have been identified in the concessions. Minera Cuzcatlan has a buyout provision where they can purchase this royalty right for US$400,000.

•

Royalty agreement between Minera Cuzcatlan and Pan American Silver dated January 30, 2013 granting a 1.5 % Net Smelter Return Royalty to Pan American Silver and a 1 % Net Smelter Return Royalty to the Mexican Geological Service as a Discovery Royalty in regards to the mining concession “Reduccion Taviche Oeste”.

It should be noted that as of December 31, 2012 the known Mineral Resource and Mineral Reserve at the San Jose mine is located within the boundaries of the Progreso concessions (listed as numbers 26 to 29 in Table 4.1) and is not subject to any royalty obligations.

4.4

Environmental aspects

Minera Cuzcatlan is in compliance with Environmental Regulations and Standards set in Mexican Law and has complied with all laws, regulations, norms and standards at every stage of operation of the mine.

Minera Cuzcatlan has an environmental liability related to the Progreso concessions listed from numbers 26 to 29 in Table 4.1.Minera Cuzcatlan has set aside US$1.6 million to cover this liability and will increase this to US$2.5 million over the next 10 years in accordance with the environmental remediation program set out by the Federal Authorities.

March 22, 2013	Page 24 of 154

Minera Cuzcatlan has no knowledge of any environmental liabilities related to any of the other concessions connected with the property.

A summary of the major environmental permits obtained by Minera Cuzcatlan are detailed in Section 20.

4.5

Permits

To the extent known, all permits that are required by Mexican law for the mining operation have been obtained.

March 22, 2013	Page 23 of 154

Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1

Access

The San Jose project is located 0.8 km east of Mexico federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The project is 47 km by road from the city of Oaxaca, which requires a travel time of approximately 1 hour. Ocotlán, a town of approximately 10,000 people and the nearest commercial center, is located 12 km to the north of the San Jose project along highway 175. The project site is situated 2 km to the northwest of San Jose del Progreso, a village of approximately 2,500 people.

5.2

Climate

The local climate in the San Jose project area is temperate with temperatures generally ranging from 9⁰C to 31⁰C with an average annual temperature of 19.5⁰C. The lowest temperature recorded in the project area was 4.1⁰C in the month of January. The highest temperature recorded was 35.4⁰C in April. Average annual precipitation in the project area ranges from 500 mm to 750 mm, with nearly all rain occurring from April to October.

5.3

Topography, elevation and vegetation

The San Jose project area is characterized by gently sloped hills and adjoining colluvial-covered plains. Elevations above mean sea level range from approximately 1,540 m to 1,675 m. The vegetation is grasslands and thorn-bush that are typical of dry savannah climates.

5.4

Infrastructure

The operation has a relatively small surface infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, stockpiles,  and workshop facilities all connected by unsealed roads. Additional structures located at the property include offices, dining hall, laboratory, core logging and core storage warehouses. The tailings facility is located a few hundred meters to the southwest of the concentration plant.

Experienced underground miners live in the nearby towns of Ocotlan and Oaxaca in addition to other local towns in the district and are transported to the property by bus.

Water for the process plant and mining operations is sourced from the tailings facility, and from a waste-water treatment plant operated by Minera Cuzcatlan since 2010, located in the town of Ocotlan de Morelos.

The mine facilities are connected to the main electrical power supply managed by the Federal Electricity Commission, which supplies sufficient power for the operation. The mine also has a secondary power line in case of power failure in the main line.

Plan drawings and more detailed information regarding the property infrastructure are provided in Section 18.

March 22, 2013	Page 26 of 154

History

6.1

Ownership history

The San Jose project is located in the Taviche Mining District of Oaxaca, Mexico. The earliest recorded activity in the San Jose del Progreso area dates to the 1850’s when the mines were exploited on a small scale by the local hacienda (Alvarez, 2009). By the early 1900’s, a large number of silver- and gold-bearing deposits were being exploited in the San Jeronimo Taviche and San Pedro Taviche areas, aided by the new mining law enacted in 1892 and with support from foreign investment capital (Carranza Alvarado et al, 1996). Mining activity in the district diminished drastically with the onset of the Mexican Revolution in 1910, only to resume sporadically in the 1920’s. Mining in the San Jose area was re-activated on a small scale in the 1960’s and again in 1980 when the San Jose mine was acquired by Ing. Ricardo Ibarra. The mine was worked intermittingly by Ibarra through his company Minerales de Oaxaca S.A. (MIOXSA) through the end of 2006 when the property was purchased by Compañia Minera Cuzcatlán S.A. de C.V., a Mexican registered company owned jointly by Fortuna and Continuum Resources Ltd. (Continuum).

6.2

Exploration history and evaluation

In 1999, the property was optioned by Pan American Silver and five diamond drill holes totaling 1,093.5 m were completed in the San Jose vein system. Three of the drill holes were located in the vicinity of the Trinidad shaft and two were located along the southern extension of the vein system in the San Ignacio area. Two of the three drill holes located in the vicinity of the Trinidad shaft intercepted strong silver and gold mineralization over drill hole intervals ranging from 2.7 m to 25.6 m. The two drill holes located in the San Ignacio area intercepted low to moderate grade silver-gold mineralization over narrow to moderate vein widths.

In March 2004, Continuum Resources Ltd., an exploration company based in British Columbia, Canada, completed an option agreement with MIOXSA covering 19 concessions in the San Jose and San Jeronimo Taviche areas. Continuum completed extensive chip-channel sampling in the underground workings of the Trinidad deposit as well as 15 surface diamond drill holes totaling 4,877 m. Thirteen of the drill holes were located in the Trinidad area and two were located in the San Ignacio area. Nine of the thirteen drill holes completed in the Trinidad area intersected moderate to strong Ag-Au mineralization over significant vein widths. The two drill holes in the San Ignacio area intercepted low grade silver-gold mineralization over narrow widths.

In November 2005, Fortuna reached agreement with Continuum to earn a 70% interest in Continuum’s interests in the properties optioned from MIOXSA and assumed management of the project.

During 2006, Fortuna completed the drilling of 37 diamond drill holes totaling 11,874 m in the San Jose project area with 24 of the drill holes being located in the Trinidad zone and 13 of the drill holes being located in the San Ignacio area. In November of 2006, Fortuna and Continuum purchased a 100% interest in the properties from MIOXSA and simultaneously restructured their joint operating agreement to a 76% interest for Fortuna and a 24% interest for Continuum.

March 22, 2013	Page 27 of 154

During 2007, Fortuna (operating as Cuzcatlán) drilled 66 diamond drill holes totaling 26,586 m and in 2008/early 2009 Cuzcatlán completed 113 diamond drill holes totaling 32,926 m. Surface drilling conducted at the San Jose Property prior to 2012 is detailed in Table 6.1. In March 2009, Fortuna completed the acquisition of all issued and outstanding shares of Continuum, resulting in a 100% ownership in the San Jose Project.

Table 6.1 Surface drilling by company and area

Company	Area	No. of drill holes	Meters
Pan American	San Ignacio	2	242.00
	Trinidad	3	851.50
Continuum	San Ignacio	2	506.85
	Trinidad	13	4,369.70
	Taviche	12	2,959.10
Cuzcatlan	El Rancho	10	2,656.50
	San Ignacio	55	21,723.90
	Trinidad	182	59,011.95
	Taviche	10	2,552.95
Total		289	94,874.45

6.3

Historical resources and reserves

In March 2006, an NI 43-101 compliant technical report was filed summarizing the results of the exploration completed by Continuum and an initial NI 43-101 compliant Mineral Resource estimate prepared by Independent Mining Consultants (IMC) of Tucson, Arizona. At a 5 g/t Au equivalent cutoff, IMC estimated the Inferred Resource to be 527,283 tonnes at a grade of 3.50 g/t Au and 396 g/t Ag (Ray, 2006).

In March 2007, an updated NI 43-101 compliant resource estimate was filed on SEDAR. At a 150 g/t Ag equivalent cutoff, Indicated Resources were estimated to be 1.47 Mt averaging 262.6 g/t Ag and 2.19 g/t Au and Inferred Resources were estimated at 3.9 Mt averaging 260.6 g/t Ag and 2.57 g/t Au (Hester and Ray, 2007).

Following extensive exploration drilling in 2008 and 2009 an updated Technical Report prepared in accordance with NI 43-101 was submitted to SEDAR in December 2009 (Lechner and Earnest, 2009). The updated Mineral Resource reported at a 150 g/t Ag equivalent cut-off grade included Indicated Resources of 2.7 Mt averaging 295 g/t Ag and 2.27 g/t Au and Inferred Resources of 2.4 Mt averaging 262 g/t Ag and 2.11 g/t Au.

A pre-feasibility study was conducted by Chlumsky, Armbrust & Meyer LLC (CAM) and reported in June 2010 (CAM, 2010a). The study reviewed and used the Mineral Resource estimates generated in December 2009. The pre-feasibility study looked at the conversion of Indicated Resources to Probable Reserves for a variety of scenarios. The updated Mineral Resource and Reserve reported at a 150 g/t Ag equivalent cut-off grade consisted of Probable Reserves of 3.5 Mt averaging 205 g/t Ag and 1.6 g/t Au and Inferred Resources of 2.4 Mt averaging 262 g/t Ag and 2.11 g/t Au.

The CAM 2010 Mineral Resources and Mineral Reserves represent the most recent independent evaluation of the San Jose Property. There have not been significant changes to Mineral Resources and Mineral Reserves since this evaluation.

March 22, 2013	Page 28 of 154

Since the CAM independent Mineral Resource and Reserve evaluation of June 2010 (CAM, 2010b) Fortuna Silver have conducted two additional estimations. Minor adjustments to the mine plan were conducted for a statement of resources and reserves as of December 31, 2010 (Fortuna, 2011a) and depletion due to extraction accounted for the revised statement as of December 31, 2011 (Fortuna, 2012).

A summary of changes to the contained metal (calculated using the same metal prices) at San Jose as reported in accordance with NI43-101 is detailed in Figure 6.1.

Figure 6.1 San Jose Mine historical Mineral Resource and Mineral Reserve

Contained Metal - Ag Eq (Moz)*
80
70
60
50
40
30
20
10
0
Mar 12, 2006
Mar 31, 2007
Dec 10, 2009
Jun 9, 2010
Dec 31, 2010
Dec 31, 2011
Inferred Resources
Measured & Indicated Resources
Proven & Probable Reserves

*** Ag Eq calculated using Ag = US$25.14/oz and Au = US$1,391.63/oz**

6.4

Production

From 1980 through 2004, production was intermittent and came primarily from existing stopes and from development of the 4th and 5th levels of the San Jose mine. In 2005 and 2006, the 6th level was developed and mined with grades reported to range between 350 to 500 g/t Ag and 1.8 to 3.5 g/t Au.  The ore was mined primarily from the Bonanza and Trinidad veins and extracted at rates of approximately 100 tpd through the Trinidad shaft. The 4 m by 4 m Trinidad shaft is developed to a depth of 180m from the surface although no horizontal development has taken place on the 7th level. The principal mining method used by MIOXSA was shrinkage stoping. The ore was processed at a small crushing and flotation plant in San Jeronimo Taviche, located approximately 19 km by paved and gravel roads from the San Jose mine. The majority of the workers in the mine and plant were from the San Jeronimo de Taviche area. High-grade concentrates were shipped by 30-tonne capacity trucks to the MET-MEX Peñoles smelter at Torreόn, Coahuila, Mexico. Concentrate grades typically ranged from 9,000 g/t to 12,000 g/t Ag and 100 g/t to 140 g/t Au (Alvarez, 2009). Reliable estimates of the total production during MIOXSA’s tenure are not available.

March 22, 2013	Page 29 of 154

6.4.1

Minera Cuzcatlan

Commercial production commenced under the management of Minera Cuzcatlan on September 1, 2011 (Fortuna, 2011b). Underground mining has focused on the Bonanza, Trinidad and Fortuna primary veins. A summary of total production figures since the start of production in September 2011 are detailed in Table 6.2.

Table 6.2      Production figures during Minera Cuzcatlan management of San Jose

Production	2011*	2012	Total
Ore processed (t)	125,301	369,022	494,323
Head grade Ag (g/t)	144	188
Head grade Au (g/t)	1.36	1.74
Production Ag (oz)	490,555	1,949,178	2,439,733
Production Au (oz)	4,622	17,918	22,540
* Commercial production commenced in September 2011

Production rates at the operation in 2012 averaged 1,055 tpd. The design capacity of the plant is 1,500 tpd and expansion of the plant and further development of the mine are currently underway with the completion projected for the second half of 2013.

March 22, 2013	Page 30 of 154

Geological Setting and Mineralization

7.1

Regional Geology

The San Jose Mine is hosted by an andesitic to dacitic effusive volcanic sequence of presumed Paleogene age. Further to the east, these andesites and dacites are overlain by silicic crystalline and lithic tuffs and ignimbrites corresponding to the Mitla Tuff Formation of Miocene age. These Cenozoic volcanic sequences overlie two distinct tectonostratigraphic terranes or crustal blocks: the Oaxaca or Zapoteco terrane and the Cuicateco or Juárez terrane. The Oaxaca terrane is characterized by granulite-facies metamorphic basement of Grenvillian age overlain by Paleozoic and Mesozoic sedimentary sequences. The Juárez terrane is a west-dipping fault-bounded prism of strongly deformed Jurassic and Cretaceous oceanic and arc volcanic rocks that structurally overlies the Maya terrane and underlies the Oaxaca terrane (Martinez-Serrano et al, 2008).

The Cenozoic volcanic rocks hosting the San Jose Mine are interpreted to be related to subduction along the predominantly convergent southern Mexico plate boundary with the volcanic sequence having been deposited approximately contemporaneous with the initial volcanic events of the Trans-Mexican Volcanic Belt (Figure 7.1).

Figure 7.1 Map of the state of Oaxaca showing approximate distribution of Cenozoic volcanic rocks and underlying tectonostratigraphic terranes

700000
900000
N
MEXICO
Mexico City
Oaxaca City
Puebla
Vista Hermosa Thrust Fault
Veracruz
2000000
Oaxaca Fault
Tamazulapan Fault
MAYA
MIXTECO
OAXACA CITY
ZAPOTECO
CUICATECO
Guerrero
Juchatengo Fault
SAN JOSE MINE
Chiapas
TERTIARY VOLCANIC ROCKS
Chacalapa Fault
1800000
CHATINO
Mesoamerican Trench
Pacific Ocean
0
50
100 Km

References: -Modified from Ortega Gutiérrez, 1988; y Ortega Gutiérrez et al., 1992.
-Carta Geológica de la República Mexicana, 5a Edición: CRM y UNAM; Pemex, 1989.

900000

March 22, 2013	Page 31 of 154

7.2

Local Geology

The San Jose Mine area is underlain by a thick sequence of Paleogene-age andesitic to dacitic volcanic and volcaniclastic rocks, which in turn, discordantly overlie units ranging from orthogneisses and paragneisses of Mesoproterozoic age, limestones and calcareous sedimentary rocks of Cretaceous age and continental conglomerates of the Early Tertiary Tamazulapan Formation (Figure 7.2) (Dickenson and Lawton, 2001; Sanchez Rojas, et al, 2003; Martinez-Serrano, et al, 2008). In the Taviche area, the Paleogene-age volcanics are intruded by granodiorite to diorite stocks reported to be of Pliocene age.

Figure 7.2 Local geology of the San Jose Mine area (adapted from Zaachila 250k sheet, S.G.M.)

Mexico Index Map
US
MX
20N
20N
100W
100W
GT
HN
NI

Oaxaca Index Map
Puebla
Veracruz
Tabasco
Oaxaca
Guerrero
Chiapas

740000
760000
780000
800000
1860000
1840000
1820000
N
S
E
W
Cobre Grande
El Rey
Tlacolula
Taviche District
San Jose Mine
Higo Blanco Prospect
El Aguila Mine
Zaachila 250k Geology (E14-12)
Qal
QptCgp-At: Conglomerado Polim
Tpl(?) Gr-D: Granito-Diorita
TplTR: Toba Riolitica
TemTA-A: Toba Andesitica-Andesita
Tpae Cgp-Ar Fm Tamazulapan
Ktm Cz-Lu: Fm Yucunama
Kace Cz-Do: Fm Teposcolula
KnapAr-Lu: Arenisca-Lutita
JtKbcAr-Lu: Arenisca-Lutita
PC_Complejo Metamorfica Oaxaqueno
0
10
20
km
Datum: NAD27, UTM Zone 14N

March 22, 2013	Page 32 of 154

7.3

Property Geology

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of Paleogene age (Figure 7.3). These units have been significantly displaced along major north- and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted and stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleopermeability associated with the extensional structures.

Figure 7.3 Property geology of the San Jose Mine area (lithology code detailed in Figure 7.4)

744500
745000
745500
1847000
1846500
1846000
1845500
5000
1845000
746000
N
S
W
E
TRINIDAD AREA
TRINIDAD
San Jose Mine
EL HIGO
SAN IGNACIO
SAN IGNACIO AREA
EL TORO
Benito Juarez Reservoir
Lithology
PAF-10
PAF-20
VCL-20
PAF-29
VCL-30
PAF-30
VCL-40
PAF-40
Structures
Faults
Fault Zone
Fault Zone Aprox.
Veins
QV/QCV/HYBX
QV/QCV/HYBX Aprox.
Shaft
0
250
500
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Interpretive Geologic Map of San Jose Area
Geology by L. Coto & A. Vindas
Oaxaca, Mexico
Datum: NAD27. UTM Zone 14N January 2013

March 22, 2013	Page 33 of 154

7.3.1

Stratigraphy

A detailed stratigraphic section of the volcanic and volcaniclastic units present in the San Jose Mine area has been developed through surface mapping and detailed logging of diamond drill core (Figure 7.4).

Figure 7.4 Stratigraphic column of the Trinidad Deposit area, San Jose Mine

Meters
0
50
100
150
200
250
300
350
400
450
500
550
600
650
700
750
800
850
900
950
1000

Overburden: Organic-rich soil grading into weathered and decomposed bedrock; ranges from 0 to 15m in thickness

PAF-10 Unit: Effusive andesitic volcanic sequence comprised of flow-banded coherent flows and autoclastic breccias; contains large prominent plagioclase phenocrysts; maximum thickness of 75m

VCL-10 Unit: Reddish-brown fine-grained volcaniclastics; ranges from 0 to 5m in thickness

PAF-20 Unit: Effusive aphyric to weakly porphyritic andestic to dacitic volcanic sequence comprised of autoclastic and coherent facies; includes well developed hyaloclastite breccias with reddish-brown to light greenish colored matrix

VCL-20 Unit: Reddish-brown fine-grained volcaniclastics; ranges to 7m in thickness

PAF-29 Unit: Effusive volcanics unit. Coherent porphyritic andesite with < 0.5 cm plagioclase feldespar phenocrysts in a fine-aphanitic gray groundmass.

PAF-30 Unit: Effusive porphyritic andesitic volcanic sequence comprised of coherent facies flows and autoclastic breccias; includes local thin discontinuous volcaniclastics; well developed coarse porphyritic texture; ranges to approximately 300m in thickness

VCL-40 Unit: Reddish-brown fine-grained volcaniclastics, ranging to 7m in thickness

PAF-40 Unit: Effusive andesitic volcanic sequence; dominantly coherent facies flows; local autoclastic breccias; ranges to 230m in thickness; well developed fine to medium porphyritic textures with good alignment of plagioclase phenocrysts

LPT and AT Units: Intercalated pyroclastics comprised dominantly of lapilli tuffs and fine-grained ash tuffs; includes local resedimented volcaniclastics

Cía Minera Cuzcatlán S.A de C.V

Stratigraphic Column
Trinidad Area
San Jose

Oaxaca, México

Datum: NAD27, UTM Zone 14N

January 2013

March 22, 2013	Page 34 of 154

In general, the upper 650 to 700 meters of the volcanic sequence is characterized by a series of distinct effusive andesitic to dacitic lava flow units intercalated with thin but laterally extensive horizons of reddish-brown to grayish-brown volcaniclastic rocks. The andesitic to dacitic flow rocks are comprised of coherent and autoclastic facies with classic volcanic textures indicating sub-aerial to subaqueous deposition of the flow units. Poorly sorted monomictic to polymictic autobreccias are commonly present at the base of the flow units and grade upward to jigsaw-fit breccias and fractured coherent facies lava flows. Flow foliations are commonly observed in coherent facies lavas and generally are subhorizontal in orientation. Beautifully preserved hyaloclastite breccias and in situ hyaloclastites are present throughout the effusive sequence, having been formed by the non-explosive fracturing and disintegration of quenched lavas emplaced into subaqueous settings. Blocky clasts with curviplanar surfaces and chloritized clast margins after glass are commonplace in the hyaloclastites. Thin reddish-brown to grayish-brown stratified volcaniclastics present between the major flow units and locally within the PAF-30 unit are interpreted to be the re-sedimented fines of the hyaloclastite breccias.

The lower 250 to 300 meters of the volcanic sequence is characterized by a sequence of intercalated pyroclastic deposits, stratified volcaniclastic sedimentary rocks and local coherent facies lava flows. The metamorphic basement underlying the Tertiary volcanic sequence has not been reached in the drilling completed to-date at the San Jose Mine area.

7.3.2

Structural Geology

Silver and gold mineralization in the Trinidad deposit at the San Jose Mine are hosted by steeply dipping hydrothermal breccias, crackle breccias and quartz-carbonate veins emplaced along north and north-west trending, east-northeast dipping anastomosing brittle fault structures. These dominantly dip-slip fault structures crosscut the sub-horizontal effusive flow and pyroclastic units producing cumulative displacements ranging to greater than 300 meters between the footwall and the hangingwall of the mineralized structural corridor. Favored sites for vein or stockwork vein emplacement are dilational zones occurring at high angles to the dominantly dip-slip displacement vectors of the principal extensional fault systems.

Within the mineralized structural corridor, fault zones are commonly extensively brecciated and seamed by fault gouge. Locally these zones are strongly silicified and commonly display evidence of repeated brecciation and re-cementing. Northeast-trending post-mineral cross-faulting is present locally with apparent sinistral displacement. In the hanging wall of the mineralized structural corridor, small scale block faulting is evidenced by the clear displacement of the reddish-brown volcaniclastic marker units.

7.4

Description of Mineralized Zones

Precious metal mineralization at the San Jose Mine is hosted by hydrothermal breccias, crackle breccias, quartz-carbonate veins and zones of sheeted and stockwork-like quartz-carbonate veins emplaced along steeply dipping north and north-northwest trending fault structures. The mineralized structural corridor extends for greater than 3 km in a north-south direction (Figure 7.3) and has been subdivided into the Trinidad deposit area located between 1846600N and 1847300N and the San Ignacio area located between 1845000N and 1846600N.The Mineral Resource and Mineral Reserve estimates discussed in this Technical Report are located in the Trinidad deposit area.

March 22, 2013	Page 35 of 154

The major mineralized structures or vein systems recognized in the Trinidad deposit area are the Trinidad vein, the Fortuna vein and the Bonanza vein systems (Figures 7.5 to 7.8). In addition to the major vein systems, secondary veins and zones of sheeted and stockworked quartz-carbonate veins are present between the Trinidad and Bonanza systems and locally in the hanging wall to the Bonanza vein system. To-date, drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 700 meters and to depths exceeding 500 meters from the surface.

7.4.1

Trinidad vein system

The Trinidad vein system (Tv) is emplaced in the footwall fault zone of the extensional system hosting the mineralized vein systems at San Jose. The Trinidad vein system strikes 355˚ and dips 70˚ to 80˚ to the east-northeast. The vein system ranges from less than 1 meter to locally over 15 meters in true width, with higher grade mineralization generally being present in zones with greater widths. Significant portions of the Trinidad vein system are characterized by early black matrix silicified fault breccias with only trace to weak mineralization. Higher grade precious metal zones in the Trinidad vein system range up to approximately 1,300 g/t Ag Eq across the width of the vein (Figure 7.9). Combined copper, lead and zinc values are generally less than one percent but locally higher concentrations are present. At approximately the 1,100 meter elevation in the central portion of the Trinidad Deposit, four drill holes intercepted higher grade base metal mineralization with combined copper, lead, and zinc values ranging up to 21.6 % across the width of the vein system. Fault gouge seams are commonplace at the footwall and hanging wall of the Trinidad vein system. The Trinidad hanging wall splays and the Trinidad footwall veins are considered to be part of the Trinidad vein system.

7.4.2

Bonanza vein system

The Bonanza vein system (Bv) is emplaced in the hanging wall zone of the structural corridor hosting the mineralized vein systems in the Trinidad deposit. The Bonanza vein system generally strikes 350˚ and dips steeply to the east to sub-vertical. The Paloma vein (Pv) is considered to be part of the Bonanza vein system. Mineralization within the Bonanza vein system is present in the form of shoots plunging shallowly to the north-northwest, reflecting the dominant dip-slip movement of the controlling fault structures (Figure 7.10). The upper shoot is well defined by the closely spaced infill drilling extending to a depth of approximately 1,300 m elevation. A lower shoot present at approximately 1,200 m elevation is less well defined due to the wider spacing of the drilling in the deeper portions of the vein system. Combined copper, lead and zinc values for the Bonanza vein range from negligible in the upper portions of the vein system to approximately 0.1 to 0.5 percent at depth.

7.4.3

Fortuna vein system

The Fortuna vein (Fv) strikes north-south and in contrast to the other major veins in the deposit, dips steeply to the west. The Fortuna vein has been extensively mined on levels 2, 3 and 4 of the historic mine workings with vein true widths ranging from 2 meters to approximately 5 meters.

In the central portion of the Trinidad deposit, at depths of approximately 1,200 m elevation, mineralized quartz-carbonate vein stockworks and sheeted veins are present within an extensional zone between the Trinidad and Bonanza veins.

March 22, 2013	Page 36 of 154

Acanthite and silver-rich electrum are the primary silver- and gold-bearing minerals in the Trinidad deposit. These minerals along with pyrite are discontinuously interlayered with distinctively banded crustiform and colloform textured quartz, calcite and locally adularia. Classic ginguro textures are present locally in the mineralized quartz-carbonate veins and hydrothermal breccias with a close spatial and genetic association between the acanthite and the silver- and gold-bearing electrum. The total sulfide content of the mineralized structures is generally low from less than 1 percent to 5 percent of the rock in the upper portion of the deposit and grading to somewhat higher sulfide contents at depth with the gradual introduction of the base metal sulfides sphalerite, galena and chalcopyrite. Sphalerite is typically pale yellowish-brown in color, being of the low iron variety.

Principal gangue minerals are quartz and calcite, locally accompanied by iron or iron/magnesium bearing carbonates. Amethyst and chalcedonic quartz are commonly present as late infillings of the veins and hydrothermal breccias. Pale greenish-colored fluorite is present locally as vein and breccia fillings.

Hydrothermal alteration includes regional propylitic alteration of the volcanic host rocks grading to proximal alteration zones consisting of quartz, illite, illite/smectite, Fe-carbonate and pyrite haloing the mineralized zones. Steam-heated advanced argillic alteration zones occur locally in the upper portions of the deposit.

7.4.4.

Sectional drawings

Representative sections displaying the geological interpretations of the Trinidad deposit are displayed in Figures 7.6 to 7.8. A plan view showing the location of the three sections is provided in Figure 7.5.

March 22, 2013	Page 37 of 154

Figure 7.5 Plan map showing location and orientation of sections

N
745000
745200
745400
1847200
1847000
1846800
1846600
Section 1847075
Section 1846975
Section 1846850
Mineralized Structures 1350 amsl
Bv
BvN
Pv
Tv
Bhws-1
Bhws-2
CLv
Tfw
Thws-1
Thws-4
Ag Eq g/t
70 - 93
93 - 500
> 500
0 50 100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Drill Hole Location Map
Trinidad Zone
Showing Spatial Concentrations
of Silver Equivalent Values (Ag Eq)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
December 2012

March 22, 2013	Page 38 of 154

Figure 7.6 Section displaying lithology along 1846850N

745000
745100
745200
745300
1500
1400
1300
1200
1100
SJO-058
SJO-197
SJO-141
SJO-164
SJO-131
SJO-077
SJO-046
SJO-016
SJO-019A
SJO-019
SJO-127
SJO-121
1.2 m @ 562 g/t Ag Eq
4.7 m @ 323 g/t Ag Eq
2 m @ 120 g/t Ag Eq
7.4 m @ 247 g/t Ag Eq
11.5 m @ 182 g/t Ag Eq
6.3 m @ 150 g/t Ag Eq
37 m @ 1,087 g/t Ag Eq
8.8 m @ 119 g/t Ag Eq
20.6 m @ 1,256 g/t Ag Eq
2.3 m @ 1,188 g/t Ag Eq
20.4 m @ 138 g/t Ag Eq
14.3 m @ 486 g/t Ag Eq
7.7 m @ 584 g/t Ag Eq
Lith Qualifier
Crackle Bx
Fault Bx
Hydrothermal Bx
Stockwork
Vein Breccia
Veinlets
Structures
Fault Zone
Lithology Units
OV
CV
QV
QCV
HYBX
PAF
PAF-10
VCL
TBX
PAF-20
PA2
PAF-30
PAF-40
LPT
AT
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp & mine workings
0 50 100
Meters
DDH Collar
DDH Trace
DDH Crossing
DDH Bottom
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846850N
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone 14N
December 2012

March 22, 2013	Page 39 of 154

Figure 7.7 Section displaying lithology along 1846975N

745000
745100
745200
745300
1500
1400
1300
1200
1100
SJO-146
SJO-144
SJO-163
SJO-139
OCW-002
OCW-001
SJO-075
1.7 m @ 606 g/t Ag Eq
1.9 m @ 597 g/t Ag Eq
11.4 m @ 296 g/t Ag Eq
25.6 m @ 620 g/t Ag Eq
11.3 m @ 426 g/t Ag Eq
15.8 m @ 316 g/t Ag Eq
12.9 m @ 312 g/t Ag Eq
13.2 m @ 183 g/t Ag Eq
23.1 m @ 263 g/t Ag Eq
3.7 m @ 275 g/t Ag Eq
2.3 m @ 423 g/t Ag Eq
5.1 m @ 134 g/t Ag Eq
1.9 m @ 138 g/t Ag Eq
20.3 m @ 142 g/t Ag Eq
11 m @ 324 g/t Ag Eq
21.3 m @ 482 g/t Ag Eq
8.8 m @ 78 g/t Ag Eq
3 m @ 182 g/t Ag Eq
Lith Qualifier
Crackle Bx
Fault Bx
Hydrothermal Bx
Stockwork
Vein Breccia
Veinlets
Structures
Fault Zone
Lithology Units
OV
CV
QV
QCV
HYBX
PAF
PAF-10
VCL
TBX
PAF-20
PA2
PAF-30
PAF-40
LPT
AT
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp & mine workings
0
50
100
Meters
DDH Collar
DDH Trace
DDH Crossing
DDH Bottom
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846975N
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
December 2012

March 22, 2013	Page 40 of 154

Figure 7.8 Section displaying lithology along 1847075N

745000
745100
745200
745300
1500
1400
1300
1200
1100
SJO-159
SJO-125
SJO-160
SJO-186
SJO-147
SJO-001
SJO-002
SJO-014
SJO-018
SJO-172
SJO-020
SJO-069
SJO-064
5.4 m @ 284 g/t Ag Eq
13 m @ 345 g/t Ag Eq
6.7 m @ 211 g/t Ag Eq
4.2 m @ 347 g/t Ag Eq
16.7 m @ 874 g/t Ag Eq
21.3 m @ 352 g/t Ag Eq
7.5 m @ 510 g/t Ag Eq
5.2 m @ 208 g/t Ag Eq
7 m @ 1,162 g/t Ag Eq
16.9 m @ 408 g/t Ag Eq
9.6 m @ 193 g/t Ag Eq
4.9 m @ 354 g/t Ag Eq
7.5 m @ 1,333 g/t Ag Eq
Lith Qualifier
Crackle Bx
Fault Bx
Hydrothermal Bx
Stockwork
Vein Breccia
Veinlets
Structures
Fault Zone
Lithology Units
OV
CV
QV
QCV
HYBX
PAF
PAF-10
VCL
TBX
PAF-20
PA2
PAF-30
PAF-40
LPT
AT
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp & mine workings
0
50
100
Meters
DDH Collar
DDH Trace
DDH Crossing
DDH Bottom
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1847075N
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
December 2012

March 22, 2013	Page 41 of 154

Figure 7.9 Longitudinal section of Trinidad vein displaying Ag Eq isogrades

Minera Cuzcatlan workings
Development Ramp
1846600
1846800
1847000
1847200
1500
1400
1300
1200
1100
1000
900
Tv_90_AgEq.grd
Ag Eq in ppm
High : 2089.8
Low : -99.028
Cia. Minera Cuzcatlán S.A. de C.V.
Longitudinal Section
Trinidad Vein Intercepts
745100E (Looking West)
Trinidad Area, San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
December 2012
0
100
200
Meters

March 22, 2013	Page 42 of 154

Figure 7.10 Longitudinal section of Bonanza vein displaying Ag Eq isogrades

1846600
1846800
1847000
1847200
1500
1400
1300
1200
1100
1000
900
Minera Cuzcatlan workings
Development Ramp
Cia. Minera Cuzcatlán S.A. de C.V.
Longitudinal Section
Bonanza Vein Intercepts
745100E (Looking West)
Trinidad Area
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
December 2012
0
100
200
Meters
Bv_60_AgEq.grd
Ag Eq in ppm
High : 1832.12
Low : -221.505
1847200

March 22, 2013	Page 43 of 154

Deposit types

8.1

Mineral deposit type

The Trinidad silver-gold deposit at the San Jose Mine is a typical low-sulfidation epithermal deposit according to the classification of Corbett (2002), having formed in a relatively low temperature, shallow crustal environment (Figure 8.1). The deposit is characterized by structurally controlled hydrothermal breccias, crackle breccias and quartz-carbonate veins hosting silver-gold mineralization plus minor base metal mineralization. The Trinidad deposit is similar to the Fresnillo silver deposit in Zacatecas, Mexico and to precious metal deposits located in the Altiplano Province of Southern Peru (Caylloma, Arcata, Pallancata deposits). Geologic characteristics of the Trinidad deposit are summarized in Table 8.1.

Figure 8.1 Classification of epithermal and base metal deposits by Corbett (2002)

March 22, 2013	Page 44 of 154

Table 8.1 Trinidad deposit characteristics

Characteristic	Description
Deposit Type	Rift low sulfidation adularia-sericite epithermal deposit
Regional Tectonic Setting	Extensional continental margin-arc terrain
Local Tectonic Setting	Extensional fault system with plus 300 meters normal displacement
Host Rocks	Andesitic to dacitic subaerial to subaqueous lava flows
Host Rock Age	Paleogene
Deposit Style	Quartz-carbonate veins, hydrothermal breccias, crackle breccias, sheeted and stockworked vein zones
Regional Alteration	Regional propylitic alteration (chlorite > epidote)
Deposit-scale Alteration	Narrow argillic (illite and illite-smectite) alteration halos +/- Fe-bearing carbonates
Main Metals	Ag, Au
Minor Metals	Zn, Pb, Cu, Sb
Main Sulfide Species	Pyrite, Acanthite (Argentite), Low Fe Sphalerite, Galena, Chalcopyrite
Silver-bearing Species	Acanthite (Argentite), silver-rich electrum
Gold-bearing Species	Silver-rich Electrum
Ag/Au Ratio	Approximately 100
Gangue Minerals	Quartz, Calcite, Fe-carbonates, Mn Silicates and Carbonates
Deposit Type Examples	Fresnillo, Mx; Altiplano Province of Southern Peru (Caylloma, Arcata, Pallancata)

8.2

Exploration model

The San Jose Mine is located within the Del Sur crustal block of southern Mexico (Dickinson and Lawton, 2001). Oligocene to Pliocene-age andesitic to dacitic volcanic rocks disconformably overlie Mesoproterozoic-age basement rocks comprised of orthogneisses and paragneisses that were stranded in their present positions when the South America continent pulled away from the North America continent during the Middle Mesozoic breakup of Pangea. Epithermal-style alteration and mineralization are widespread within the Middle to Late Tertiary volcanic package exposed throughout the central portion of the state of Oaxaca and presumable relate to a period of continental extension and thinning. Host structures to the mineralization are normal faults and subsidiary structural features common to extension-related pull-apart basins (Corbett, 2006) as illustrated in Figure 8.2.

March 22, 2013	Page 45 of 154

Figure 8.2 Exploration model: extension-related pull-apart basins (Corbett, 2006)

Pull-apart basin, e.g. S. Sumatra, California
SURFICIAL LEVELS
controlling structure
En echelon veins, e.g. Waihi, Golden Cross
EPITHERMAL to MESOTHERMAL
fissure veins
Splay e.g. FSE, Chuquicamata
PORPHYRY LEVELS

hot spring and sinter deposits
controlling strike-slip structure
pull-apart basin
flat tension veins
steep fissure veins
fissure in competent basement host rocks
intrusion
NEGATIVE FLOWER STRUCTURE

EXTENSION and MINERALIZATION STYLES at DIFFERENT CRUSTAL LEVELS

March 22, 2013	Page 46 of 154

Exploration

9.1

Exploration conducted by Pan American Silver

In 1999, the San Jose Property was optioned by Pan American Silver (Pan American). Surface and underground mapping and sampling were carried out by Pan American and five diamond drill holes totaling 1,093.5 meters were completed in the San Jose vein system.

9.2

Exploration conducted by Continuum Resources Ltd

In March 2004, Continuum Resources Ltd. (Continuum) completed an option agreement with MIOXSA covering 19 concessions in the San Jose and San Jeronimo Taviche areas. Continuum completed detailed mapping and chip-channel sampling of the surface and of the existing underground workings in the Trinidad area followed by the completion of 15 surface diamond drill holes totaling 4,876.55 meters Details of the work completed by Continuum and the corresponding results are presented in Osterman (2004), Ray (2005), Ray (2006) and Hester and Ray (2007).

9.3

Exploration conducted by Fortuna Silver Mines Inc.

In November of 2005, Fortuna reached agreement with Continuum to earn a 70 % portion of the company’s interests in the San Jose and Taviche District properties that were optioned by Continuum from MIOXSA and to assume management of the project. In March 2006, an NI 43-101 compliant Technical Report was filed summarizing the results of the exploration completed by Continuum and an initial resource estimate was prepared by Independent Mining Consultants (IMC) of Tucson, Arizona (Ray, 2006). At a 5 g/t Au equivalent cutoff, IMC estimated the inferred mineral resource at 527,283 tonnes with an average grade of 3.50 g/t Au and 396 g/t Ag.

In November of 2006, Fortuna and Continuum purchased a 100 % interest in the properties from MIOXSA and simultaneously restructured their joint operating agreement to a 76 % interest for Fortuna and a 24 % interest for Continuum.

In March 2007, an updated NI 43-101 compliant resource estimate was filed on SEDAR. At a 150 g/t Ag Eq cutoff, Indicated Resources were estimated at 1.47 Mt averaging 262.6 g/t Ag and 2.19 g/t Au and Inferred Resources were estimated at 3.9 Mt averaging 260.6 g/t Ag and 2.57 g/t Au (Hester and Ray, 2007).

March 22, 2013	Page 47 of 154

Drilling

10.1

Introduction

As of Dec. 31, 2012, a total of 279 drill holes totaling 98,226.65 meters have been completed in the San Jose mine area (Table 10.1, Figure 10.1) with the drilling being concentrated in the Trinidad deposit area and extensions to the south of the mineralized structural system. Figure 10.1 is a bar plot depicting the distribution of silver equivalent values for each of the diamond drill holes. The figure clearly indicates that the area of highest concentration of gold and silver mineralization is in the Trinidad deposit area. Wide-spaced exploration drilling has also been completed in the San Ignacio area along the southern extension of the structurally controlled mineralized corridor. All of the drilling was conducted by diamond core drilling methods with the exception of 1,065 meters of reverse circulation pre-collars in six of the 279 diamond drill holes.

Table 10.1 Drilling by company, period and area

Company	Period	Trinidad Area		San Ignacio Area
		Drill Holes	Meters	Drill Holes	Meters
Pan American	2001	3	851.50	2	242.00
Continuum	2004/05	13	4,369.70	2	506.85
Fortuna	2006	25	8,084.10	13	3,790.30
Cuzcatlan	2007	44	17,694.35	23	8,910.20
Cuzcatlan	2008/09	113	32,925.50	0	0.00
Cuzcatlan	2011	0	0.00	17	8,307.25
Cuzcatlan	2012	15	8,574.30	9	3,970.60
Totals	2001-2012	213	72,499.45	66	25,727.20

A total of 213 diamond core holes totaling 72,499.45 meters have been drilled in the Trinidad deposit area (Figure 10.2) with the majority of the holes being drilled from the east to the west to cross-cut the steeply east-dipping mineralized zone at high angles. All but one of the 213 drill holes have been drilled from the surface with the diamond drilling typically commencing from the bedrock surface with HQ-diameter core and continued to the maximum depth allowable based on the mechanical capabilities of the drill equipment. Once this point was reached or poor ground conditions in a hole required that the hole be cased and further drilling done with smaller diameter drilling tools, the core diameter was reduced to NQ2- or NQ-size for completion of the holes (Table 10.2). In five of the drill holes, a further reduction to BQ-size drill core was required in order to complete the drill holes to the target depths. All of the drilling completed in the project area has been carried out by contract drilling service companies.

Table 10.2 Drilling by core size, San Jose mine area

Core Size (Diameter)	Meters
HQ (63.5 mm)	63,145.80
NQ2 (50.6 mm)	5,188.65
NQ (47.6 mm)	28,288.55
BQ (36.4 mm)	538.65
RCD (Pre-collars)	1,065.00

March 22, 2013	Page 48 of 154

Figure 10.1 Drill hole location map for the San Jose Mine area

Trinidad Deposit
San Ignacio Area
TRINIDAD
EL HIGO
SAN IGNACIO
EL TORO
744500
745000
745500
1847000
1846500
1846000
N
S
W
E
Legend
Shaft
DH Collar
DH Trace
DH Bottom
Bar Plot_Aqeq_gpt
Veins_Surface
0
200
400
Meters
Cia. Minera Cuzcatlan S.A. de C.V.
Drill Hole Location Map
Trinidad-San Ignacio Zones
with surface outcrops of veins
and Ag Eq barplots
San Jose Mine, Oaxaca, Mx
Datum: NAD27, UTM Zone 14N
Jan 21, 2013

March 22, 2013	Page 49 of 154

Figure 10.2 Drill hole location map for the Trinidad deposit area

745000
745500
1847000
N
S
E
W
Trinidad Deposit
TRINIDAD
EL HIGO
1540
1545
1550
1555
Legend
Shaft
DH Collar
DH Trace
DH Bottom
Bar Plot_Aqeq_gpt
Veins_Surface
0
100
200
Meters
Cia. Minera Cuzcatlan S.A. de C.V.
Drill Hole Location Map
Trinidad Deposit Zone
with surface outcrops of veins
and Ag Eq barplots
San Jose Mine, Oaxaca, Mx
Datum: NAD27, UTM Zone 14N
Jan 21, 2013

March 22, 2013	Page 50 of 154

The relationship between the sample intercept lengths and the true width of the mineralization is not consistent due to the variable intersect angles between the steeply east-dipping zone of mineralized veins and the westerly inclined diamond core holes. However, no exaggeration of the true width of the mineralization occurred during modeling and estimation of the mineral resources as the actual vein contacts were modeled in 3-dimensional space to create vein solids that were subsequently used to constrain estimation of mineral resource tonnes and grade.

10.2

Drilling conducted by Pan American Silver

Of the five drill holes drilled by Pan American in 2001, three of the drill holes were located in the Trinidad deposit area and two were located along the southern extension of the vein system in the San Ignacio area. Two of the three drill holes located in the vicinity of the Trinidad shaft intercepted strong silver and gold mineralization over drill hole intervals ranging from 2.7 to 25.6 meters. The two drill holes located in the San Ignacio area intercepted weak to moderate grade silver-gold mineralization over narrow to moderate vein widths.

10.3

Drilling conducted by Continuum Resources Ltd

Between 2004 and 2005 Continuum Resources drilled a total of 15 surface diamond drill holes. Thirteen of the drill holes were located in the Trinidad area and two were located in the San Ignacio area. Nine of the thirteen drill holes completed in the Trinidad area intersected moderate to strong silver-gold mineralization over significant widths. The two drill holes in the San Ignacio area intercepted low grade silver-gold mineralization over narrow widths.

10.4

Drilling conducted by Fortuna Silver/Minera Cuzcatlan

10.4.1

Drilling conducted in 2006

During 2006, Fortuna completed the drilling of 38 diamond drill holes totaling 11,874.40 meters in the San Jose project area with 25 of the drill holes being located in the Trinidad area and 13 of the drill holes being located in the San Ignacio area. The drilling in the Trinidad area confirmed the results of the prior drilling and expanded the mineralization along strike and to depth. Drilling in the San Ignacio area by Fortuna identified significant zones of silver-gold mineralization over generally narrow vein widths.

10.4.2

Drilling conducted in 2007

During 2007, Minera Cuzcatlan completed 67 diamond drill holes totaling 26,604.55 meters in the San Jose project area. Forty-four of the drill holes totaling 17,694.35 meters were located in the Trinidad deposit area and twenty-three drill holes totaling 8,910.20 meters were located in the San Ignacio area. Drilling in the Trinidad area continued to confirm the potential of the deposit and further expanded the mineralization along strike to the south and to depth. Three-dimensional modeling and preliminary resource classification studies of the drilling results in the Trinidad deposit area indicated that additional infill drilling would be required in order to permit conversion of the Inferred Resources to the Indicated Resource classification.

March 22, 2013	Page 51 of 154

10.4.3

Drilling conducted in 2008-2009

Based on the combined results of the drilling completed in the Trinidad deposit area through 2007 and on the results of preliminary resource classification studies, an infill drill program was designed and carried out to permit conversion of a majority of the Inferred Resources above the 1300 meter elevation to Indicated Resources. During 2008 and early 2009, Cuzcatlan completed a total of 113 drill holes totaling 32,925.50 meters with the majority of the drilling being directed towards the upper portions of the Trinidad deposit. The results of the infill drilling confirmed the presence of high grade silver-gold mineralization in the Trinidad deposit area and led to the development of a detailed geologic and mineralization model of the deposit. All work was supervised directly by Cuzcatlan and Fortuna. Drilling activities were carried out by Construccion, Arrendamiento de Maquinaria y Minera, S.A. de C.V. and by Rodio Swissboring Mexico, S.A. de C.V.  ALS Chemex served as the primary laboratory for preparation and analysis of the samples. Inspectorate Labs served as the secondary laboratory for check assay purposes.

10.4.4

Drilling conducted in 2011

During 2011, Cuzcatlan completed 17 diamond drill holes totaling 8307.25 meters in the San Jose Mine area. All seventeen drill holes were located to the south of the Trinidad deposit area in the San Ignacio area. While some of the drill holes encountered significant mineralized intervals, additional drilling is required in this area in order to demonstrate the continuity of mineralization.  The resource model reported in this technical report is not impacted by the 2011 drilling results.

10.4.5

Drilling conducted in 2012

During 2012, Cuzcatlan completed 15 drill holes totaling 8,574.30 meters in the Trinidad North area and 9 drill holes totaling 3,970.60 meters in the San Ignacio area. All of the 2012 drilling was completed subsequent to the cutoff date for the current resource estimate and the results are not taken into consideration in the resource or reserve estimates reported in this technical report.

The 2012 drilling completed in the Trinidad North area has been successful in demonstrating the extension of significant silver and gold mineralization to the north and to depth of the current resource model. Results of this drilling are summarized in Table 10.3.

Table 10.3 Results of 2012 Exploration Drilling in the Trinidad North area

Hole ID	From (m)	To (m)	Int. (m)	Est. True Width (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq (g/t)
SJO-253	166.00	167.20	1.20	0.8	206	2.30	28	65	17	336
	469.50	472.50	3.00	1.9	166	0.99	218	507	27	222
SJO-254	472.85	474.60	1.75	1.1	169	1.10	197	486	163	231
SJO-256	495.00	496.55	1.55	1.0	417	2.09	287	757	32	535
	500.45	504.00	3.55	2.4	100	0.91	265	456	72	152
SJO-258	460.40	462.50	2.10	1.5	303	1.92	305	599	49	412
	465.00	471.10	6.10	4.3	106	0.83	1910	3276	233	153
SJO-260	470.00	475.85	5.85	3.7	126	0.71	368	897	47	166
SJO-261	510.45	528.65	18.20	10.7	241	1.57	399	684	167	330
	549.55	553.70	4.15	2.4	1370	7.89	6115	9136	448	1817
SJO-262	438.00	440.00	2.00	1.3	194	1.00	102	204	51	251
SJO-263	565.10	565.60	0.50	0.3	57	0.38	347	988	29	79
SJO-264	166.30	168.50	2.20	1.3	92	0.65	10	48	18	129
	478.00	482.30	4.30	2.6	228	1.58	417	793	151	318
	484.00	486.50	2.50	1.5	99	0.70	250	506	89	139
SJO-265	456.00	457.40	1.40	0.9	69	0.66	53	149	22	106
	520.00	522.50	2.50	1.6	130	0.74	904	2002	66	172
SJO-266	469.80	489.00	19.20	12.3	427	2.77	410	813	78	584
	494.00	497.80	3.80	2.4	532	3.44	1937	4098	259	727
	513.50	516.30	2.80	1.8	867	4.36	1672	3835	124	1114
SJO-267	528.00	529.50	1.50	1.1	101	0.77	67	170	34	145
	592.00	593.23	1.23	0.9	102	0.98	372	1283	156	157
SJO-268	510.70	512.50	1.80	0.9	187	1.27	347	926	22	259
	531.20	545.00	13.80	7.2	320	1.45	704	1410	145	402
	557.30	563.00	5.70	3.0	58	0.85	725	999	190	106
SJO-270	485.40	485.60	0.20	0.12	344	2.31	337	713	38	475
*Ag Eq values calculated at Au:Ag ratio of 56.61 based on metal prices as of US$1391.63/oz Au and US$25.14/oz Ag and metallurgical recoveries of 90 % and 88 % respectively for Au and Ag

March 22, 2013	Page 52 of 154

10.5

Drill core recovery

Core recovery for the drilling completed to-date in the San Jose project area averages over 97%, independent of core size (Table 10.4). Core recovery within the mineralized zones is generally high due to the association of silicification and carbonatization with the ore-forming processes.

Table 10.4 Average core recovery by drill core size

Drill core size (diameter)	Recovery (%)
HQ (63.5mm)	96
NQ2 (50.6mm)	98
NQ (47.6mm)	98
BQ (36.4mm)	98

10.6

Extent of drilling

To-date, drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 700 meters and to depths exceeding 500 meters from the surface.

10.7

Drill hole collar surveys

Drill hole collars were surveyed using differential GPS and total station survey methods. Concrete monuments are constructed at each collar location recording the drill hole name, azimuth, inclination and total depth. At locations where the drill hole collar is located in a cultivated field, the collar monument is constructed approximately 50 cm below the actual surface.

March 22, 2013	Page 53 of 154

10.8

Downhole surveys

Down-hole surveys have been completed for 271 of the 274 drill holes completed by Continuum, Fortuna and Cuzcatlan in the Trinidad and San Ignacio areas. Typically, the downhole surveys are completed at 50 meter intervals although more recent drill holes include downhole surveys at 10 m, 20 m, 30 m, 40 m and 50 m depths and then at 50 m intervals thereafter. All downhole surveys have been carried out by drilling contractor personnel using Reflex EZ-Shot electronic single shot downhole survey tools.

10.9

 Drill sections

Representative drill sections displaying the mineralized interpretation of the Trinidad deposit are displayed in Figures 10.3 to 10.5. A plan view showing the location of the sections is provided in Figure 7.5.

March 22, 2013	Page 54 of 154

Figure 10.3 Section displaying mineralization along 1846850N

745000
745100
745200
745300
1500
1400
1300
1200
1100
SJO-058
SJO-197
SJO-141
SJO-164
SJO-131
SJO-077
SJO-046
SJO-016
SJO-019A
SJO-019
SJO-127
SJO-121
1.2 m @ 562 g/t Ag Eq
4.7 m @ 323 g/t Ag Eq
2 m @ 120 g/t Ag Eq
7.4 m @ 247 g/t Ag Eq
11.5 m @ 182 g/t Ag Eq
6.3 m @ 150 g/t Ag Eq
37 m @ 1,087 g/t Ag Eq
8.8 m @ 119 g/t Ag Eq
20.6 m @ 1,256 g/t Ag Eq
2.3 m @ 1,188 g/t Ag Eq
20.4 m @ 138 g/t Ag Eq
14.3 m @ 486 g/t Ag Eq
7.7 m @ 584 g/t Ag Eq
DDH Collar
DDH Trace
DDH Crossing
DDH Bottom
Mineralized Structures
Bhws-2
Bv
BvN
Fv
Pv
Tv
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp & mine workings
0
50
100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846850N
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
December 2012

March 22, 2013	Page 55 of 154

Figure 10.4 Section displaying mineralization along 1846975N

745000
745100
745200
745300
1500
1400
1300
1200
1100
SJO-146
SJO-144
SJO-163
SJO-139
OCW-002
1.7 m @ 606 g/t Ag Eq
1.9 m @ 597 g/t Ag Eq
11.4 m @ 296 g/t Ag Eq
25.6 m @ 620 g/t Ag Eq
11.3 m @ 426 g/t Ag Eq
15.8 m @ 316 g/t Ag Eq
12.9 m @ 312 g/t Ag Eq
13.2 m @ 183 g/t Ag Eq
23.1 m @ 263 g/t Ag Eq
3.7 m @ 275 g/t Ag Eq
2.3 m @ 423 g/t Ag Eq
5.1 m @ 134 g/t Ag Eq
20.3 m @ 142 g/t Ag Eq
11 m @ 324 g/t Ag Eq
21.3 m @ 482 g/t Ag Eq
8.8 m @ 78 g/t Ag Eq
3 m @ 182 g/t Ag Eq
1.9 m @ 138 g/t Ag Eq
OCW-001
SJO-075
Mineralized Structures
Bv
Fv
Pv
Thws-4
Tv
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp & mine workings
0
50
100
Meters
DDH Collar
DDH Trace
DDH Crossing
DDH Bottom
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846975N
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
December 2012

March 22, 2013	Page 56 of 154

Figure 10.5 Section displaying mineralization along 1847075N

745000
745100
745200
745300
1500
1400
1300
1200
1100
1000
SJO-159
SJO-160
SJO-186
SJO-147
SJO-125
SJO-001
SJO-002
SJO-014
SJO-018
SJO-172
SJO-020
SJO-064
SJO-069
5.4 m @ 284 g/t Ag Eq
13 m @ 345 g/t Ag Eq
6.7 m @ 211 g/t Ag Eq
4.2 m @ 347 g/t Ag Eq
16.7 m @ 874 g/t Ag Eq
21.3 m @ 352 g/t Ag Eq
7.5 m @ 510 g/t Ag Eq
5.2 m @ 208 g/t Ag Eq
7 m @ 1,162 g/t Ag Eq
16.9 m @ 408 g/t Ag Eq
9.6 m @ 193 g/t Ag Eq
4.9 m @ 354 g/t Ag Eq
7.5 m @ 1,333 g/t Ag Eq
DDH Collar
DDH Trace
DDH Crossing
DDH Bottom
Mineralized Structures
Bv
Tv
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp & mine workings
0 50 100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1847075N
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
December 2012

March 22, 2013	Page 57 of 154

Sample preparation, analyses, and security

The sampling methodology, preparation, and analyses differ depending on whether it is drill core or a channel sample. All samples are collected by geological staff of Minera Cuzcatlan with sample preparation and analysis being conducted either at the onsite Cuzcatlan laboratory (channel samples taken subsequent to February 2012) or transported to the ALS Chemex preparation facility in Guadalajara prior to being sent on for analysis at their laboratory in Vancouver (exploration drill core and channel samples taken prior to February 2012). The Cuzcatlan on-site laboratory is not a certified laboratory. Therefore, pulp splits and preparation duplicates, along with reference standards and blanks are routinely sent to the ISO certified ALS Chemex preparation and analytical facilities in Guadalajara and Vancouver respectively, in order to monitor the performance of the Cuzcatlan laboratory.

11.1

Sample preparation prior to dispatch of samples

11.1.1.

Channel Chip Sampling

Channel chip samples are generally collected from the face of newly exposed underground workings. The entire process is carried out under the geology department’s supervision.

The location of each channel sample is determined using a compass and tape measure relative to a survey reference point determined at approximately nine meter intervals using Total Station equipment. Samplers measure the azimuth and distance from the underground survey reference point to the location of the channel. The channel distance information is recorded and used in conjunction with underground surveys so as to determine the starting coordinates of the channel. Each channel is not individually surveyed and the present methodology means the further the channel is from the survey reference point the greater the potential for spatial error.

Sampling is carried out at 3 m intervals within the drifts and stopes of all veins. The channel’s length and orientation are identified using paint in the underground working and by painting the channel number on the footwall. The channel is between 20 cm to 30 cm wide and approximately 2 cm deep, with each individual sample being no longer than 1.5 m.

The area to be sampled is washed down to provide a clean view of the vein. The channel is sampled by taking a succession of chips in sequence from the hanging wall to the footwall perpendicular to the vein based on the geology and mineralization.

Samples, comprised of fragments, chips and mineral dust, are extracted using a chisel and hammer, along the channel’s length on a representative basis. For veins with narrow or reduced thickness (<0.20 m), the channel width is expanded thus allowing the minimum sample mass to be collected.

Sample collection is normally performed by two samplers, one using the hammer and chisel, and the other holding the receptacle (cradle), to collect rock and ore fragments. The cradle consists of a sack, with the mouth kept open by a wire ring.

March 22, 2013	Page 58 of 154

Initially, the collected sample was placed on a plastic sheet for preparation. Coarse fragments were reduced in size with the aid of a hammer. Once the coarse fragments were reduced in size the entire sample was homogenized and split using a cone and quartering technique. However field duplicate results indicated that the precision between samples was poor using this collection method so the homogenizing and splitting was removed from the process and all fragments were collected with an average sample mass of approximately 2-3 kg. The obtained sample is deposited in a plastic sample bag with a sampling card and the assigned sample ID.

The geology department of Cuzcatlan is continuing to refine the sample collection process in order to improve precision levels as determined by field duplicates. In the second half of 2012 a new collection procedure using a hydraulic saw to cut channel samples was trialed with promising preliminary results. The practicality of introducing the process for all channels is being investigated and if appropriate will be implemented in 2013.

In an attempt to further improve precision levels sample mass has been increased based on studies into the fundamental sampling error. A minimum sample mass of 5 kg has been recommended for channel samples at the operation.

11.1.2

Core Sampling

A geologist is responsible for determining and marking the intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 2 m or be less than 20 cm.

Splitting of the core is performed by diamond saw. The geologist carefully determines the line of cutting, in such a way that both halves of the core are representative. The core cutting process is performed in a separate building adjacent to the core logging facilities. Water used to cool the saw is not re-circulated but stored in drums to allow any fines to settle before final disposal.

Once the core has been split, half the sample is placed in a sample bag. A sampling card with the appropriate information is inserted with the core.

11.1.3

Bulk Density determination

All bulk density samples have been sourced from drill core relating to drilling conducted in 2009 and 2010. The operation has commenced taking samples from underground for density measurements since November 2012, but these results were unavailable at the time of the report.

Density tests are performed at the ALS Chemex laboratory in Vancouver using the OA-GRA08A methodology. This test consists of coating the core sample in paraffin wax, measuring the sample weight in air then suspending the sample in water and measuring the weight again. The specific gravity is calculated using the following equation:

Specific Gravity =                          Δ                      .

                                      B – C – [(B – A) / Dwax]

Where

Δ = weight of sample in air

B = weight of waxed sample in air

C = weight of waxed sample suspended in water

D = density of wax

March 22, 2013	Page 59 of 154

Fortuna has recommenced the ongoing practice of routinely taking bulk density measurements at the operation.

11.2

Dispatch of samples, sample preparation, assaying and analytical procedures

11.2.1

Sample dispatch

Following the sawing of drill core or the collection of chip fragments underground (described above) samples were placed in polyethylene sample bags with a sample tag detailing a unique sample identifier. The same sample identifier is marked on the outside of the bag and it is sealed with a cable tie. Secured sample bags are then placed in rice sacks. If the samples are from the underground channels they are delivered each day to the Cuzcatlan onsite laboratory for preparation and analyses.

If the samples are of drill core, the rice sacks are labeled with the company name, number of samples contained in the sack and the sample number sequence. The rice sacks with the samples are then sealed with double cable ties and stored in a secure, dry and clean location. The rice sacks are then transported by authorized company personnel to commercial freight shipment offices in Oaxaca for air transport to the ALS Chemex sample preparation facility in Guadalajara, Jalisco, Mexico.

11.2.2

Sample preparation

Cuzcatlan Laboratory

Upon receipt of a sample batch the laboratory staff immediately verifies that sample bags are sealed and undamaged. Sample numbers and ID’s are checked to ensure they match that as detailed in the submittal form provided by the geology department. If any damaged, missing, or extra samples are detected the sample batch is rejected and the geology department is contacted immediately to investigate and resolve the discrepancy. If the sample batch is accepted the samples are sequentially coded and registered as received.

Accepted samples are then transferred to individual stainless steel trays that have a maximum capacity of 5 kg, with their corresponding sample ID’s for drying. If the sample is excessively wet a little water is used to clean out the inside of the sample bag and ensure all fines are collected in the metal trays. The trays are placed on a trolley then placed into an electric furnace oven for 2 to 6 hours at a temperature of 100-150°C.

Once samples have been dried they are transferred to a separate ventilated room for crushing. The operator checks the samples received match those on the submittal form before each sample is fed into a terminator crusher in turn to reduce the original particle size so that 70 % passes a 10 mesh sieve size. The sample may have to be put through the crusher twice if the required particle size is not achieved on the first pass. The crushing equipment is cleaned using compressed air and a barren quartz flush after each sample.

Once the sampling has been crushed it is homogenized and reduced in size to approximately 250 g using a single tier Jones riffle splitter. The reduced sample is returned to the sampling tray for pulverizing whereas the coarse reject material is returned to a labeled sample bag and temporarily placed in a separate storage room for transferal to the long term storage facilities.

March 22, 2013	Page 60 of 154

Crushed samples are pulverized using a Rocklab standard ring mill so that 90 % of particles pass a 150 mesh sieve size. The pulverized sample is then homogenized by placing it in the center of a 40 cm x 50 cm rubber mat and lifting opposite corners five times each. The pulp sample is carefully placed in an envelope along with the sample ID label. Envelopes are taken to the balance room where they are checked to ensure the samples registered as having being received and processed match those provided in the envelopes.

ALS Chemex

All exploration core samples are sent to the ALS Chemex sample preparation facility in Guadalajara, Mexico. Upon arrival a notification of sample reception is transmitted to Minera Cuzcatlan and the samples entered into the laboratory sample management system. Following drying, the samples are weighed and the entire sample crushed to a minimum of 70 % passing a 10 mesh sieve size. The crushed sample is then reduced in size by passing the entire sample through a riffle splitter until a 250 g split is obtained. The 250 g split is then pulverized to a minimum of 85 % passing a 200 mesh sieve size. The pulverized samples are subsequently grouped by sample lot and shipped by commercial air freight to ALS Chemex’s analytical facility in Vancouver, British Columbia for analysis.

11.2.3

Sample Analysis

Cuzcatlan Laboratory

Upon receipt of samples in the analytical laboratory, all pulps are re-checked to ensure they match the list in the submittal form. Once completed, 30 g of the pulp is weighed and added to a crucible, along with 150 g of flux. The material is then carefully homogenized before being covered by a thin layer of borax.

The mixture is placed in a preheated oven at 1,050°C ± 5°C for 40 to 45 minutes. Once the crucibles have cooled the slag material is separated and discarded with the remaining material being transferred to a ceramic cup and placed in an oven at a temperature of 950 °C ± 2°C before it is reduced to 849 °C ± 2°C for 30 minutes in order to evaporate any lead and leave behind a clean doré (Ag/Au).

The doré is careful weighed on a micro balance before being transferred to a ceramic cup and dilute nitric acid added until 25% to 75% of the crucible is filled. The ceramic pots are placed in an oven for approximately 30 minutes at 110 °C ± 10°C.   The pots are removed from the oven and the silver nitrate solution is decanted leaving the gold. The remaining gold is washed with dilute (4%) ammonium hydroxide and then rinsed with distilled water. The calcined crucibles containing the gold are placed into an oven for 10 to 15 seconds at a temperature of 800 °C. Finally the crucibles are removed from the oven, cooled and the gold weighed on a microbalance. The gold and silver contents are calculated using these weights.

The above process is the equivalent of the ALS Chemex Method ME-GRA21 (Fire assay charge with gravimetric finish).

ALS Chemex

Upon arrival at ALS Chemex’s analytical facility in Vancouver, British Columbia, the sample identity data were entered into the company’s Laboratory Information Management System (LIMS). Analysis consists of the following procedures:

•

Homgenization of the samples;

March 22, 2013	Page 61 of 154

•

Fire assay for silver and gold by ALS Chemex Method ME-GRA21 – 30 g fire assay charge with gravimetric finish;

•

Analysis for 34 other elements by ALS-Chemex Method ME-ICP41 – Aqua regia digestion and ICP-Atomic Emission Spectroscopy (AES) finish;

•

For samples where lead and zinc ICP analysis results exceeded 10,000 ppm (1.0%), the samples were re-run by ALS-Chemex Method PB-AA46 and Method ZN-AA46 - Aqua regia digestion and Atomic Absorption Spectroscopy (AAS) finish.

All laboratory internal quality control results are reported on the laboratory assay certificates. Sample pulps and rejects are temporarily stored by ALS Chemex for later shipment back to the San Jose project site.

11.3

Sample security and chain of custody

Sample collection and transportation of drill core and channel samples is the responsibility of brownfields exploration and the Cuzcatlan geology departments.

Exploration core boxes are sealed and carefully transported to the core logging facilities located in a separate secure building approximately 10 minutes by car from the operation where there is sufficient room to layout and examine several holes at a time. Once logging and sampling have been performed, the core is temporarily transferred to core storage facilities located adjacent to the logging facilities.

Since November 2012 exploration drill core has been relocated from the warehouse to a newly constructed storage facility located on the mine site. The relocation of the core is expected to be completed by March 2013. A new core logging facility has also been constructed on site which will allow for logging of both surface exploration and underground drill core in 2013. The new storage facility is dry and well illuminated, with metal shelving with sufficient capacity to store all historical drill core. Core is stored chronologically and location plans of the warehouse provide easy access to all core collected by Minera Cuzcatlan. The storage facility is managed by the Cuzcatlan geology department and any removal of material must receive their approval.

Coarse reject material and pulps from exploration drill core are presently being stored securely in the off-site warehouse.

Coarse reject material from channel samples are collected from the Cuzcatlan laboratory every day and stored in a storage facility located in a secure building half a kilometer from the main operation. Pulps of channel samples analyzed by ALS Chemex are also stored in the same storage facility as the coarse reject material. Pulps of channel samples analyzed by the Cuzcatlan laboratory are stored in a secure storage facility at the operation.

Samples are retained in accordance with the Fortuna corporate sample retention policy. All drill core and coarse rejects and pulps from the drill core are stored for the life of mine. Disposal of coarse rejects from surface samples is performed after 90 days and is controlled by the exploration department. Disposal of coarse rejects from underground channel samples is performed after 90 days and is the responsibility of the Geology Superintendent.

March 22, 2013	Page 62 of 154

11.4

Quality control measures

The implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material, blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Analysis of QC data is made to assess the reliability of sample assay data and the confidence in the data used for the estimation.

Minera Cuzcatlan routinely inserts certified standards, blanks, field, and pulp duplicates to the Cuzcatlan laboratory and regularly sends preparation (coarse reject), and pulp duplicates along with standards and blanks to the umpire ALS Chemex laboratory.

Previous technical reports (Lechner and Earnest, 2009 and CAM, 2010) have assessed the QAQC results for previous drilling campaigns and reported them as acceptable. These historical results were reviewed in 2012 by Fortuna and are regarded as acceptable according to industry best practices. A more detailed analysis has focused on the performance of the ALS Chemex laboratory over the last 12 months and of the Cuzcatlan laboratory since it began processing channel samples from the operation on February 24, 2012.

11.4.1

Standard Reference Material

Standard reference material (SRM) are samples that are used to measure the accuracy of analytical processes and are composed of material that has been thoroughly analyzed to accurately determine its grade within known error limits. SRM is inserted by the geologist into the sample stream, and the expected value is concealed from the laboratory, even though the laboratory will inevitably know that the sample is a SRM of some sort. By comparing the results of a laboratory’s analysis of a SRM to its certified value, the accuracy of the result is monitored.

SRM have been used to assess the accuracy of the assay results from both the Cuzcatlan and ALS Chemex laboratories having been placed into the sample stream by Minera Cuzcatlan geologists to monitor accuracy of the analytical process. SRM results detailed in this Technical Report are presented in a tabular form; however results are assessed at the operation on a monthly basis using time series graphs to identify trends or biases.

Cuzcatlan Laboratory

This analysis focuses on the submission of 225 standards (submission rate of 1 in 12 samples) between February 24, 2012 and June 30, 2012 to the Cuzcatlan laboratory. The grade characteristics of the eight different SRM at the Cuzcatlan laboratory are detailed in Table 11.1.

Table 11.1  Accepted values for standards inserted at Cuzcatlan laboratory

Standard	Silver (g/t)		Gold (g/t)
	Best value	Standard Deviation	Best value	Standard Deviation
CDN-CMC-1	38.3	1.8	0.361	0.018
CDN-CMC-2	65.4	2.45	0.563	0.027
CDN-CMC-3	170	3.25	1.50	0.04
CDN-CMC-4	280	4.7	2.30	0.065
CDN-CMC-5	1312	26.5	10.30	0.25
CDN-FCM-2	73.9		1.37
CDN-GS-5H	50.4		0.36
CDN-ME-4	402		2.61

March 22, 2013	Page 63 of 154

Five of the standards have been generated from in-house coarse reject material and certified by CDN Resource Laboratories Ltd in Vancouver, Canada. The other three were purchased SRM from the same company.

Results for the SRM submitted to the Cuzcatlan laboratory are detailed in Table 11.2. In addition to statistical analysis, graphical analysis of the results was also conducted to assess for trends and bias in the data.

Table 11.2  Results for standards inserted at Cuzcatlan laboratory

Standard	Silver (g/t)			Gold (g/t)
	No. submitted	No. of fails*	Pass (%)	No. submitted	No. of fails*	Pass (%)
CDN-CMC-1	1	1	0	1	1	0
CDN-CMC-2	18	2	89	18	0	100
CDN-CMC-3	39	1	97	39	10	74
CDN-CMC-4	40	4	90	40	9	78
CDN-CMC-5	75	4	95	75	12	84
CDN-FCM-2	1	1	0	1	1	0
CDN-GS-5H	35	19	46	35	7	80
CDN-ME-4	16	1	94	16	3	80
Total	225	33	85	225	43	81
*Fail being >± 3 standard deviations from best value

Pass rates reported for silver and gold grades were 85% and 81% respectively. This indicates an overall poor level of accuracy from the laboratory. Accuracy levels have improved dramatically towards the end of 2012 as the laboratory as refined its preparation and assaying techniques.

ALS Chemex Laboratory

SRM’s sent to ALS Chemex can be grouped into two types. Those that accompanied channel samples taken from underground prior to the Cuzcatlan laboratory being fully operational in February 24, 2012 and those submitted with exploration drill core.

Exploration drill core

A total of 463 SRM’s used to assess accuracy of silver assays (submission rate of 1 in 18 samples) and 793 SRM’s used to assess accuracy of gold assays (submission rate of 1 in 10 samples) were submitted with drill core to ALS Chemex between July 2011 and June 2012 (Table 11.3).

Table 11.3  Results for SRM inserted with exploration drill core to ALS Chemex

Standard	Silver (g/t)			Gold (g/t)
	No. submitted	No. of fails*	Pass (%)	No. submitted	No. of fails*	Pass (%)
CDN-CM-2	0	-	-	152	8	95
CDN-FCM-2	86	18	79	86	28	67
CDN-FCM-5	9	3	67	9	2	78
CDN-FCM-7	11	1	91	11	0	100
CDN-GS-3B	0	-	-	76	6	92
CDN-GS-3C	0	-	-	31	0	100
CDN-GS-3D	0	-	-	53	1	98
CDN-GS-5G	9	0	100	9	1	89
CDN-HC-2	128	85	34	128	23	82
CDN-HLHZ	97	10	90	97	16	84
CDN-ME-16	7	6	14	7	4	43
CDN-ME-18	8	2	75	8	5	38
CDN-ME-2	1	1	0	1	0	100
CDN-ME-4	29	0	100	29	1	97
CDN-ME-5	38	1	97	38	10	74
PM-1106	26	2	92	0	-	-
PM-1112	14	1	93	14	2	86
PM-160	0	-	-	25	8	68
PM-409	0	-	-	19	3	84
Total	463	130	72	793	118	85
*Fail being >± 3 standard deviations from best value

March 22, 2013	Page 64 of 154

SRM inserted to assess silver grades returned a pass rate of 72% whereas SRM assessing gold grades had a pass rate of 85%. The poor pass rate can be attributed to several poorly performing SRM’s such as CDN-HC-2, and CDN-FCM-2. Minera Cuzcatlan was concerned that these SRM’s may have been contaminated and therefore ceased insertion with pass rates subsequently improving significantly.

Channel samples

A total of 453 SRM were used to assess accuracy of silver assays (submission rate of 1 in 12 samples) and 478 SRM were used to assess accuracy of gold assays (submission rate of 1 in 12 samples) were submitted with channel samples to ALS Chemex between July 2011 and June 2012 (Table 11.4).

Table 11.4  Results for SRM inserted with channel samples to ALS Chemex

Standard	Silver (g/t)			Gold (g/t)
	No. submitted	No. of fails	Pass (%)	No. submitted	No. of fails	Pass (%)
CDN-CM-2	0	-	-	2	0	100
CDN-CMC-1	9	4	56	9	3	67
CDN-CMC-2	10	3	70	10	2	80
CDN-CMC-3	11	4	64	11	2	82
CDN-CMC-4	13	2	85	13	2	85
CDN-CMC-5	13	0	100	13	1	92
CDN-FCM-2	12	1	92	12	2	83
CDN-FCM-7	5	1	80	5	2	60
CDN-GS-3B	0	-	-	6	1	83
CDN-GS-3C	0	-	-	11	0	100
CDN-GS-3D	0	-	-	5	0	100
CDN-GS-5G	105	3	97	105	3	97
CDN-GS-5H	35	4	89	35	1	97
CDN-GS-P7B	26	0	100	26	7	73
CDN-HC-2	51	13	75	51	10	80
CDN-HLHZ	19	0	100	19	5	74
CDN-ME-11	22	0	100	22	14	36
CDN-ME-15	18	0	100	18	1	94
CDN-ME-16	3	0	100	3	1	67
CDN-ME-4	71	2	97	71	7	90
CDN-ME-6	1	0	100	1	1	0
CDN-ME-7	29	0	100	29	18	38
OXC58	0	-	-	1	1	0
Total	453	37	92	478	84	82
*Fail being >± 3 standard deviations from best value

March 22, 2013	Page 65 of 154

Results for certified standards submitted with channel samples indicate the ALS Chemex laboratory has acceptable levels of accuracy for silver (92%), and slightly lower than acceptable levels of accuracy for gold (82%). ALS Chemex no longer acts as the primary laboratory for channel samples but continues to serve in the umpire laboratory capacity.

11.4.2

Blanks

Field blank samples are composed of material that is known to contain grades that are less than the detection limit of the analytical method in use and are inserted by the geologist in the field. Blank sample analysis is a method of determining sample switching and cross-contamination of samples during the sample preparation or analysis processes. Minera Cuzcatlan uses coarse marble sourced from a local quarry and provided by an external supplier as their blank sample material.

Cuzcatlan Laboratory

The analysis focuses on the submission of 232 blanks between February 2012 and June 2012 representing a submission rate of 1 in 12 samples. Results of the blanks submitted indicate that cross contamination and mislabeling are not material issues at the Cuzcatlan laboratory. Of the 232 blank samples submitted three exceeded the fail line (set at two times the lower detection limit) for silver assays and five for gold assays indicating an excellent result.

ALS Chemex Laboratory

A total of 1,303 blanks were submitted with samples to the ALS Chemex laboratory in 2011 to June 2012 including 812 blanks submitted with drill core representing a submission rate of 1 in 10 samples and 491 blanks submitted with channel samples representing a submission rate of 1 in 11 samples. Of the 812 blank samples submitted with drill core four exceeded the fail line (set at two times the lower detection limit) for silver assays and fifteen for gold assays. Of the 491 samples submitted with channel samples four exceeded the fail line for silver assays and eighteen for gold assays. If two blanks failed in succession, all assay results for the batch were automatically reviewed and re-analyzed if deemed necessary. Blank results from ALS Chemex are regarded as acceptable indicating no significant sample switching or contamination.

11.4.3

Duplicates

The precision of sampling and analytical results can be measured by re-analyzing the same sample using the same methodology. The variance between the measured results is a measure of their precision. Precision is affected by mineralogical factors such as grain size and distribution and inconsistencies in the sample preparation and analysis processes. There are a number of different duplicate sample types which can be used to determine the precision for the entire sampling process, sample preparation, and analytical process. A description of the different types of duplicates used by Minera Cuzcatlan is provided in Table 11.5.

March 22, 2013	Page 66 of 154

Table 11.5 Duplicate types used by Minera Cuzcatlan

Duplicate	Description
Field

Sample generated by another sampling operation at the same collection point. Includes a second channel sample taken parallel to the first or the second half of drill core sample and submitted in the same or separate batch to the same (primary) laboratory.

Preparation	Second sample obtained from splitting the coarse crushed rock during sample preparation and submitted in the same batch by the laboratory.
Laboratory	Second sample obtained from splitting the pulverized material during sample preparation and submitted in the same batch by the laboratory.
Reject assay	Second sample obtained from splitting the coarse crushed rock during sample preparation and submitted blind to the same or different laboratory that assayed the original sample.
Duplicate assay	Second sample obtained from splitting the pulverized material during sample preparation and submitted blind at a later date to the same laboratory that assayed the original pulp.
Check assay	Second sample obtained from the pulverized material during sample preparation and sent to an umpire laboratory for analysis.

Numerous plots and graphs are used on a monthly basis to monitor precision and bias levels. A brief description of the plots employed in the analysis of Cuzcatlan duplicate data, is described below:

•

Absolute relative difference (ARD) statistics: relative difference of the paired values divided by their average.

•

Scatter plot: assesses the degree of scatter of the duplicate result plotted against the original value, which allows for bias characterization and regression calculations.

•

Ranked half absolute relative difference (HARD) of samples plotted against their rank % value.

Results obtained by Minera Cuzcatlan in previous years have been reviewed and are regarded as demonstrating acceptable levels of precision. A more detailed analysis has focused on the performance of the laboratories over the twelve months prior to the Mineral Resource update.

Duplicates were submitted to both the Cuzcatlan laboratory (with channel samples post February 24, 2012) and the ALS Chemex laboratory (with drill core and channel samples pre February 24, 2012). The ALS laboratory also acts as the umpire laboratory, analyzing reject assays and check assays (pulps) from the Cuzcatlan laboratory.

Cuzcatlan Laboratory

Minera Cuzcatlan inserts field duplicates with channel samples as part of its QAQC program. Preparation and laboratory duplicates are inserted by the laboratory whereas reject assays and check assays from the Cuzcatlan laboratory are sent to the certified laboratory of ALS Chemex to provide an external monitor of precision (Check assays may also of been originally sampled at the ALS laboratory and resubmitted to the Cuzcatlan laboratory). Standards and blanks are also submitted with the duplicates to ensure the accuracy of the ALS results.

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Absolute relative difference (ARD) results for duplicates used to assess the Cuzcatlan laboratory are displayed in Table 11.6.

Table 11.6  Duplicate results for Cuzcatlan laboratory

Type of Duplicate	Metal	No. of duplicates analyzed#	Percent of samples meeting ARD* acceptance criteria
Field Duplicate[1]	Ag (g/t)	49	53
	Au (g/t)	49	43
Preparation dulpicate[2]	Ag (g/t)	120	100
	Au (g/t)	118	98
Laboratory Duplicate[3]	Ag (g/t)	176	99
	Au (g/t)	173	93
Reject assays[4]	Ag (g/t)	47	93
	Au (g/t)	45	80
Check assays (pulps)[5]	Ag (g/t)	68	68
	Au (g/t)	64	53

*ARD = Absolute Relative Difference

# Values that are less than x10 the lower detection limit for both laboratories have been excluded from the statistics.

1.

Acceptable ARD value for field duplicates is >90% of the population being less than 0.3.

2.

Acceptable ARD value for preparation duplicates is >90% of the population being less than 0.2.

3.

Acceptable ARD value for laboratory duplicates is >90% of the population being less than 0.1.

4.

Acceptable ARD value for reject assays is >90% of the population being less than 0.2.

5.

Acceptable ARD value for “check assay” pulps is >90% of the population being less than 0.1.

In general precision levels are reasonable with the majority of ARD values being greater than 90%. However, field duplicate results are poor for both silver and gold assays. Practices to improve the sampling procedure were implemented including: closer supervision of the sampling process; increasing the sampling mass; and estimation of the fundamental sampling error. These implementations resulted in an improvement in the precision levels through the year.

Results for check assays were also below acceptable levels, with gold precision being particularly poor. The results suggest issues of repeatability in the analytical component of the evaluation. External consultants have provided assistance since June 2012 to adjust the preparation and analytical procedures so as to improve precision levels.

ALS Chemex Laboratory

Minera Cuzcatlan has relied on the insertion of reject assays (coarse rejects) and check assays (pulps) to assess the precision of drill core results from the ALS Chemex laboratory. The operation also monitors the results of the in-house laboratory duplicates inserted by ALS. Field and preparation duplicates have not been inserted to date but Minera Cuzcatlan are intending to commence this in 2013.

Precision results for core samples evaluated by ALS Chemex, expressed as ARD are detailed in Table 11.7.

March 22, 2013	Page 68 of 154

Table 11.7  Duplicate results of drill core submitted to ALS Chemex

Type of Duplicate	Metal	No. of duplicates analyzed#	Percent of samples meeting ARD* acceptance criteria
Field Duplicate[1]	Ag (g/t)	0	-
	Au (g/t)	0	-
Preparation dulpicate[2]	Ag (g/t)	0	-
	Au (g/t)	0	-
Laboratory Duplicate[3]	Ag (g/t)	115	88
	Au (g/t)	130	77
Reject assays[4]	Ag (g/t)	210	78
	Au (g/t)	197	71
Check assays (pulps)[5]	Ag (g/t)	17	76
	Au (g/t)	26	27

*ARD = Absolute Relative Difference

# Values that are less than x10 the lower detection limit for both laboratories have been excluded from the statistics.

1.

Acceptable ARD value for field duplicates is >90% of the population being less than 0.3.

2.

Acceptable ARD value for preparation duplicates is >90% of the population being less than 0.2.

3.

Acceptable ARD value for laboratory duplicates is >90% of the population being less than 0.1.

4.

Acceptable ARD value for reject assays is >90% of the population being less than 0.2.

5.

Acceptable ARD value for “check assay” pulps is >90% of the population being less than 0.1.

Precision levels are slightly lower than the accepted 90% limit, particularly for gold. Scatter plots indicate that the reduced precision levels are generally due to discrepancies in lower grade ranges (<60 g/t Ag) by one or two outlier results. Minera Cuzcatlan continues to monitor the duplicate results and provide feedback to ALS Chemex.

Field, preparation, and laboratory duplicates were inserted with channel samples sent to the ALS Chemex laboratory before February 24, 2012. Precision results expressed as ARD are detailed in Table 11.8.

Table 11.8  Duplicate results of channel samples submitted to ALS Chemex

Type of Duplicate	Metal	No. of duplicates analyzed#	Percent of samples meeting ARD* acceptance criteria
Field Duplicate[1]	Ag (g/t)	180	45
	Au (g/t)	182	42
Preparation dulpicate[2]	Ag (g/t)	72	92
	Au (g/t)	70	77
Laboratory Duplicate[3]	Ag (g/t)	171	90
	Au (g/t)	168	83

*ARD = Absolute Relative Difference

# Values that are less than x10 the lower detection limit for both laboratories have been excluded from the statistics.

1.

Acceptable ARD value for field duplicates is >90% of the population being less than 0.3.

2.

Acceptable ARD value for preparation duplicates is >90% of the population being less than 0.2.

3.

Acceptable ARD value for laboratory duplicates is >90% of the population being less than 0.1.

Precision levels for channel samples submitted to ALS Chemex are regarded as acceptable, with the exception of field duplicates. Poor results observed in the field duplicates are thought to be related to an issue in the sampling process rather than at the laboratory. Minera Cuzcatlan continues to work at ways to improve the sampling protocol.

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11.4.4

Quality control measures employed prior to Fortuna

Prior to Fortuna's 2006 drilling campaign no blind control samples were submitted for the 2001 Pan American and 2004/2005 Continuum drilling programs. Pan American assays represent less than one percent of the entire Trinidad assay data and have no material bearing on the Mineral Resource. The Continuum data represents approximately 7% of the entire Trinidad assay database.

In order to verify the Continuum results Fortuna submitted 42 samples representing 14% of the total assessed samples for re-analysis, consisting of 23 pulp duplicates and 19 field duplicates (quarter core taken of the remaining half). The results were independently reviewed by Resource Modeling Inc. (RMI) who concluded ‘that there was no significant bias between the original Continuum assays and the 42 check assays’ (Lechner & Earnest, 2009). Fortuna agrees with this conclusion.

11.4.5

Conclusions regarding quality control results

Analysis of QC results for control samples sent to the Cuzcatlan laboratory indicates some issues with accuracy and precision have occurred for both silver and gold grades. This was particularly the case when the laboratory first started receiving samples in February 2012, with a general improvement in results as the year progressed. Such issues are not uncommon when a new laboratory is established and is refining its procedures while training new personnel. These issues have been investigated and steps taken to address the problems with the assistance of an outside consultant in 2012 with subsequent results showing a marked improvement.

QC results for control samples sent to ALS Chemex suggest poor accuracy but when results from problematic standards are removed the levels are regarded as acceptable. Preparation and analytical precision levels are regarded as acceptable.

Field duplicate results from both laboratories indicate some issues exist with the sampling of channels underground. To address this issue sampling procedures have been reviewed and new sampling techniques investigated. Initial results are promising and are planned to be implemented in the beginning of 2013.

Field and preparation duplicates have not been inserted with exploration drill core as of December 2012. Brownfields exploration has been recommended to address this issue as soon as possible so as to adhere to corporate QAQC procedures.

11.5

Opinion on adequacy of sample preparation, security, and analytical procedures

It is the opinion of Fortuna’s Mineral Resource Manager Mr. Eric Chapman (P. Geo.) that the sample preparation, security, and analytical procedures for samples sent to both the ALS Chemex and Cuzcatlan laboratories have been conducted in accordance with acceptable industry standards and that assay results generated following these procedures are suitable for use in Mineral Resource and Mineral Reserve estimation.

The lower accuracy and precision levels observed in control samples processed by the Cuzcatlan laboratory have been taken into account during Mineral Resource classification.

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Data verification

Minera Cuzcatlan staff follows a stringent set of procedures for data storage and validation, performing verification of data on a monthly basis. The operation employs a Database Manager who is responsible for overseeing data entry, verification and database maintenance.

Data used for Mineral Resource estimation are stored in two databases, one stores data relating to the mine (including channel samples) and the other for storage of drilling results. Both databases are in a Microsoft Access format.

A preliminary validation of the Minera Cuzcatlan databases was performed by Fortuna’s Database Management team in May 2012. The onsite databases have a series of automated import, export, and validation tools to minimize potential errors; however the preliminary validation identified and corrected the following discrepancies.

•

Lack of standardization with capital and lower case letters.

•

Some channel and drill hole sample overlapping.

After correcting all inconsistencies, the databases were accepted as validated on June 15, 2012.

Both databases were then reviewed and validated by Mr. Eric Chapman, P. Geo. The data verification procedure involved the following

•

Inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions.

•

Inspection of geology and mineralization in underground workings of the Trinidad and Bonanza veins.

•

Verification that collar coordinates coincide with underground workings or the topographic surface.

•

Verification that downhole survey bearing and inclination values display consistency.

•

Evaluation of minimum and maximum grade values.

•

Investigation of minimum and maximum sample lengths.

•

Randomly selecting assay data from the databases and comparing the stored grades to the original assay certificates.

•

Assessing for inconsistences in spelling or coding (typographic and case sensitivity errors).

•

Ensuring full data entry and that a specific data type (collar, survey, lithology, and assay) is not missing.

•

Assessing for sample gaps or overlaps.

A small number of inconsistences were noted generally relating to coding (i.e. geological codes entered in both upper and lower case) and were subsequently corrected.

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Based on the data verification detailed above, Fortuna’s Mineral Resource Manager Mr. Eric Chapman, P. Geo. considers the Minera Cuzcatlan data to be suitable for the estimation of classified Mineral Resources and Mineral Reserves.

March 22, 2013	Page 72 of 154

Mineral processing and metallurgical testing

Initial metallurgical test work to assess the optimum processing methodology for treating ore from the Trinidad deposit was conducted by METCON Research (METCON) in 2009 and reported in the prefeasibility study written by CAM (2010a). The following provides a summary of the metallurgical work conducted and includes comments regarding the most recent studies and findings from the processing plant. The reader is referred to the CAM (2010a) prefeasibility study for a more detailed description of the METCON work.

13.1

Metallurgical tests

The metallurgical study METCON performed was conducted on ten composite samples representing a variety of potential ore types. The test work included the following:

•

Whole Rock Analysis

•

Bond Ball Mill Work Index.

•

Grind Calibration.

•

Rougher Flotation Test Work with Three Stages of Cleaning.

•

Locked Cycle Flotation Test Work.

•

Rougher Kinetics Flotation.

Relevant additional information obtained since the prefeasibility study in respect to the above test work is detailed below.

13.1.1

Whole rock analysis

The data developed in the whole rock analysis conducted on the variability composite samples showed that (SiO2) quartz is the main gangue mineral and were amenable to gold and silver recoveries by flotation process. The whole rock analysis was based on ten composite samples taken from separate drill holes that provide good spatial representivity.

Minera Cuzcatlan conducted additional whole rock analysis tests on four separate composites between September and November 2012. The results provided similar results to the original ten composites evaluated and confirmed that these were representative of the style of mineralization at the deposit.

13.1.2

Bond ball mill work index

The Bond Ball Mill grindability test is used to determine the work index which is used in conjunction with Bond’s Third Theory of Comminution to calculate net power requirements to grind the ore so that 80% passes a specified sieve size. METCON performed the first evaluation in 2009 as part of the prefeasibility study obtaining values ranging between 14.35 and 19.20 kWh/t for the samples assessed. The upper value of 19.20 kWh/t was used for design purposes.

Minera Cuzcatlan conducted three additional Bond Work Index (BWI) tests in March, September and November of 2012 with composite samples being sent to SGS Minerals Services, Durango. Results for this test work are detailed in Table 13.1.

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Table 13.1 Bond ball mill work index on composite samples conducted in 2012

Date of test work	Mesh size of grind	Bond Ball Mill Work Index (kWh/t)
March 2012	100	15.5
September 2012	150 (106 microns)	16.0
November 2012	150 (106 microns)	16.3

The results of the more recent test work and experience from the processing plant indicate that the BWI is lower than the plant design and should result in less power being required than was predicted.

13.1.3

Locked cycle flotation

The METCON study also included testing locked cycle flotation using two stages of grind on the composite samples. The conclusions of this study as summarized in the CAM (2010a) pre-feasibility study were as follows:

•

The metallurgical data developed indicate that average concentrate grade of 74 g/t of gold and 6,676 g/t of silver may be produced on the composite sample using a two-stage grind process.

•

Gold and silver average recoveries of approximately 90 percent gold and 88 percent silver may be produced on the composite sample.

•

Iron contained in the precious metal concentrate impacts the precious metal concentrate grade.

•

Further metallurgical testing should be conducted to study pyrite depression on the final precious metal concentrate.

Results obtained from the plant in 2012 are detailed in Table 13.2.

Table 13.2 Plant concentrate and recovery values for 2012

Composite period	Head Grade		Concentrate grade		Recovery
	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (%)	Au (%)
1st Quarter	198	1.92	7,072	67.83	84.64	83.51
2nd Quarter	187	1.96	6,360	66.25	88.04	87.52
3rd Quarter	191	1.73	6,295	56.35	89.34	88.51
4th Quarter	177	1.39	5,611	44.02	88.01	87.85

The results obtained from the plant are comparable to those used in the design process.

13.1.4

Thickening and Filtering

A further difference between the plant design and functionality has been in the amount of flocculent required for thickening and filtering process of the tailings and concentrate. The CAM 2010 prefeasibility study had recommended the usage of 40 g/t to 60 g/t of the reagent HychemAF304 for thickening of tailings to achieve solid content of 47 % to 51%. Minera Cuzcatlan has performed the thickening of tailings using the reagent Magnafloc 336 at the lower concentrations of 15 g/t to 25 g/t and producing tailings with approximately 43 % solid content, which has reduced blockage of discharge pipes.

March 22, 2013	Page 74 of 154

The reagent HychemAF304 (recommended at 25 g/t to 40 g/t concentrations) was also replaced with Magnafloc 336 (5 g/t to 10 g/t concentrations) for thickening the concentrate with no detrimental effect to the solid content percentage. In this way the plant have made significant cost savings by reducing the quantity of flocculants used in the plant.

Please refer to Section 17 for additional information on the metallurgical recovery of the plant.

March 22, 2013	Page 75 of 154

Mineral Resource estimates

14.1

Introduction

The following chapter describes in detail the Mineral Resource estimation methodology of the veins at the San Jose mine. The property has been subdivided into the Trinidad deposit located between 1846600N and 1847300N and the San Ignacio area located between 1845000N and 1846600N. The Mineral Resource estimate discussed in this Technical Report relates to the Trinidad deposit area.

14.2

Disclosure

Mineral Resources were prepared by Fortuna under the technical supervision of Eric Chapman (P.Geo.) a Qualified Person as defined in National Instrument 43-101. Mr. Chapman is an employee of Fortuna.

The simulation component of the work was peer reviewed by Snowden Mining Industry Consultants (Snowden).

Mineral Resources are reported as of December 31, 2012. A preliminary Mineral Resource update was conducted using all drilling and channel data available as of June 30, 2012. The Mineral Resource estimate was revised as of December 31, 2012 to deplete the estimate of ore extracted between July 1 and December 31, 2012.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.2.1

Known issues that materially affect Mineral Resources

Fortuna does not know of any issues that materially affect the Mineral Resource estimates. These conclusions are based on the following:

Environmental

Minera Cuzcatlan is in compliance with Environmental Regulations and Standards set in Mexican Law and has complied with all laws, regulations, norms and standards at every stage of operation of the mine, as detailed in Section 20.

Permitting

Minera Cuzcatlan has represented that permits are in good standing.

Legal

Minera Cuzcatlan has represented that there are no outstanding legal issues; no legal actions, and/or injunctions pending against the project.

Title

Minera Cuzcatlan has represented that the mineral and surface rights have secure title.

Taxation

No known issues.

Socio-economic

Minera Cuzcatlan has represented that the operation has community support from the local town of San Jose del Progreso.

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Marketing

No known issues.

Political

Minera Cuzcatlan believes that the current government is supportive of the operation.

Other relevant issues

No known issues.

Mining

No known issues.

Metallurgical

Minera Cuzcatlan presently successfully treats ore extracted from the San Jose mine in the onsite processing plant to produce a silver concentrate with gold credits.

Infrastructure

No known issues.

14.3

Assumptions, methods and parameters

The 2012 Mineral Resource estimates were prepared in one of two ways depending on the quantity of sample data available. Veins with sufficient samples to allow variographic analysis including the Bonanza, Trinidad, and Fortuna veins were prepared in the following steps:

•

Data validation as performed by Fortuna

•

Data preparation including importation to various software packages

•

Geological interpretation and modeling of mineralization domains

•

Coding of drill hole and channel data within mineralized domains

•

Sample length compositing of both drill holes and channel samples

•

Exploratory data analysis of the key constituents – Ag, Au, and Density

•

Analysis of boundary conditions

•

Declustering of key constituents

•

Transformation of declustered Ag and Au grades into Normal Score distributions

•

Variogram analysis and modeling of normal score distributed data

•

Conditional simulation of three realizations of the primary veins into a 2 m x 2 m x 2 m grid of nodes

•

Re-blocking of simulations to represent 4 m x 6 m x 4 m SMU blocks

•

Validation of realizations through comparison to input data

•

Conditional simulation of 50 realizations and re-blocking to SMU size blocks

•

Validation of simulation results

•

Estimation of recoverable resources

•

Classification of estimates with respect to CIM guidelines

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•

Mineral Resource tabulation and reporting

All other veins that have insufficient sample data to fully establish grade continuity were prepared in the following way:

•

Data validation as performed by Fortuna

•

Data preparation including importation to various software packages

•

Geological interpretation and modeling of mineralization domains

•

Coding of drill hole and channel data within mineralized domains

•

Sample length compositing of both drill holes and channel samples

•

Analysis of extreme data values and application of top cuts

•

Exploratory data analysis of the key constituents – Ag, Au, and density

•

Analysis of boundary conditions

•

Grade interpolation of Ag and Au, assignment of density values

•

Validation of grade estimates against input sample data

•

Classification of estimates with respect to CIM guidelines

•

Mineral Resource tabulation and reporting

14.4

Supplied data, data transformations and data validation

Minera Cuzcatlan information used in the 2012 estimation is sourced from two databases, one stores data relating to the mine (including channel samples) and the other for storage of drilling results. Both databases are in a Microsoft Access format.

Supplied data included all information available as of June 30, 2012 and was provided by Minera Cuzcatlan.

14.4.1

Data transformations

All data is stored using the same UTM coordinate system and the same unit convention. Therefore transformations of the supplied drill hole and channel information were not required.

14.4.2

Software

Mineral Resource estimates have relied on several software packages for undertaking modeling, statistical, geostatistical and grade interpolation activities. Wireframe modeling of the mineralized envelopes was performed in Leapfrog version 2.4. Data preparation, block modeling and IDW grade interpolations were performed in Datamine Studio version 3.18.2751. Declustering, statistical and variographic analysis was performed in Supervisor version 8. Normal score transformations, sequential Gaussian simulation, and re-blocking of simulations were performed using the Geostatistical Software Library (GSLib).

14.4.3

Data preparation

Collar, survey, lithology, and assay data exported from the drill hole database and mine (channels) database provided by Minera Cuzcatlan were imported into Datamine and used to build 3D representations of the drill holes and channels. Assay values at or below the detection limit were adjusted to half the detection limit. A total of 198 surface drill holes totaling 64,233.15 m and 3,979 channels totaling 12,707.64 m were available for usage in the San Jose 2012 Mineral Resource estimate. Only a portion of the nearly 77,000 meters of data has been assayed. Table 14.1 details the data by company and sample type.

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Table 14.1 Data used in 2012 Mineral Resource update

Company	Sample Type	Count	Meters	% of Total
Fortuna/Minera Cuzcatlan	Diamond core	182	59,011.95	77
	UG Channel	3,805	12,010.61	16
	Total	3,987	71,022.56	92
Continuum	Diamond core	13	4369.70	6
	UG Channel	174	697.03	1
	Total	187	5066.73	7
Pam American Silver	Diamond core	3	851.50	1
TOTAL	n/a	4,177	76,940.79	100

It should be noted that Fortuna/Minera Cuzcatlan has been responsible for collecting 92% of the data.

14.4.4.

Data Validation

An extensive data validation process was conducted by the Database Management and Mineral Resource groups of Fortuna prior to Mineral Resource estimation with a more detailed description of this process provided in Section 12.

Validation checks were also performed upon importation into Datamine mining software and included searches for overlaps or gaps in sample and geology intervals, inconsistent drill hole identifiers, and missing data. No significant discrepancies were identified.

14.5

Geological interpretation and Domaining

The Trindad area is typical of a low sulfidation epithermal style deposit having formed in a relatively low temperature, shallow crustal environment. Silver-gold mineralization is hosted by hydrothermal breccias, crackle breccias, quartz/carbonate veins and zones of sheeted and stockworked quartz/carbonate veins emplaced along steeply dipping north and north-northwest trending fault structures. The main silver-gold bearing species are Acanthite (Argentite) and electrum. Wall rocks consist of andesitic to dacitic subaerial and subaqueous lava flows of Paleogene age.

Major vein systems recognized in the Trinidad deposit all have a general north to south strike orientation and near vertical dip. Veins in the Trinidad deposit have been divided into two classes according to the extent of exploration.

Primary veins

•

Bonanza, Trinidad, and Fortuna.

Secondary veins/domains

•

Paloma, Bonanza Orange, Bonanza HW splay 2, Bonanza HW splay 3, Trinidad HW splay 4, Trinidad FW, Fortuna splay, Stockwork.

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Mineralized envelopes to domain each vein were constructed in Leapfrog software by the Minera Cuzcatlan geological department based on the interpretation of the deposit geology and refined using the drill hole, channel and underground mapping information. A 3D perspective of the wireframes representing the primary veins is displayed in Figure 14.1. An oxide domain is not present in the Trinidad deposit.

Figure 14.1 3D perspective of Trinidad Deposit showing primary vein wireframes, underground workings, and drill holes

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14.6

Exploratory data analysis

14.6.1

Compositing of assay intervals

Compositing of sample lengths was undertaken so that the samples used in statistical analyses and estimations have similar support (i.e., length). Minera Cuzcatlan sample drill holes and channels at varying interval lengths depending on the length of intersected geological features and the true thickness of the vein structure. Sample lengths were examined for each vein. The vast majority of samples (>95%) were sampled on lengths less than two meters as demonstrated in Figure 14.2.

Figure 14.2 Length of samples from the Bonanza and Trinidad veins

Histogram for LENGTH
Points: 7976
Mean: 1.045
Std Dev: 0.396
Variance: 0.157
CV: 0.379
Skewness: 0.683
Kurtosis: 1.513
Geom Mean: 0.967
Log-Est Mean: 1.052
Maximum: 4.700
75%: 1.300
50% (median): 1.000
25%: 0.800
Minimum: 0.100
Frequency (% of 7976 points)
LENGTH

Bonanza Vein

Histogram for LENGTH
Points: 3121
Mean: 1.03
Std Dev: 0.41
Variance: 0.172
CV: 0.401
Skewness: 0.932
Kurtosis: 3.066
Geom Mean: 0.95
Log-Est Mean: 1.04
Maximum: 5.15
75%: 1.25
50% (median): 1.00
25%: 0.70
Minimum: 0.10
Frequency (% of 3121 points)
LENGTH

Trinidad Vein

Based on the average sampling length and the selective mining unit a two meter composite was chosen as suitable for all veins.

The Datamine COMPDH downhole compositing process was used to composite the samples within the estimation domains (i.e. composites do not cross over the mineralized domain boundaries). The COMPDH parameter MODE was set to a value of 1 to allow adjusting of the composite length while keeping it as close as possible to the composite interval; so as to minimize sample loss. The composited and raw sample data were compared to ensure no sample length loss or metal loss had occurred.

This methodology results in a variance in the composite length distributed around the two meter composite interval. To ensure a bias is not present due to the variance in composite length a comparison of silver and gold grades to composite length was conducted and no relationship determined to be present.

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14.6.2

Statistical analysis of composites

Exploratory data analysis was performed on composites identified in each geological vein (Table14.2). Statistical and graphical analysis (including histograms, probability plots, scatter plots) were investigated for each vein to assess if additional sub-domaining was required to achieve stationarity.

Table 14.2 Univariate statistics of undeclustered drill hole and channel composites by vein

Vein	Grade	Count	Minimum	Maximum	Mean	SD	CV
Bonanza	Ag (g/t)	4.411	2.5	4,710	210	370	1.8
	Au (g/t)	4,411	0.025	123.40	2.22	5.0	2.3
Trinidad	Ag (g/t)	1,719	2.5	5,350	138	301	2.2
	Au (g/t)	1,719	0.025	66.38	0.93	2.73	2.9
Fortuna	Ag (g/t)	528	2.5	2,100	143	227	1.6
	Au (g/t)	528	0.025	21.70	1.24	2.17	1.8
Paloma	Ag (g/t)	162	2.5	2,650	243	462	1.9
	Au (g/t)	162	0.025	19.95	2.09	3.48	1.7
Bonanza Orange	Ag (g/t)	91	2.5	1,853	167	284	1.7
	Au (g/t)	91	0.025	37.64	1.88	4.48	2.4
Bonanza HW splay 2	Ag (g/t)	17	2.5	249	60	69	1.1
	Au (g/t)	17	0.07	1.33	0.39	0.35	0.9
Bonanza HW splay 3	Ag (g/t)	8	10	1,333	294	402	1.4
	Au (g/t)	8	0.14	28.71	4.95	9.14	1.8
Trinidad HW splay 4	Ag (g/t)	38	3	461	71	78	1.1
	Au (g/t)	38	0.11	3.5	0.70	0.60	0.9
Trinidad FW	Ag (g/t)	14	5	245	97	82	0.8
	Au (g/t)	14	0.025	1.15	0.42	0.33	0.8
Fortuna splay	Ag (g/t)	69	10	1,604	277	365	1.3
	Au (g/t)	69	0.025	8.94	1.49	1.95	1.3
Stockwork	Ag (g/t)	60	3	1,597	173	312	1.8
	Au (g/t)	60	0.025	11.58	1.27	2.24	1.8

14.6.3

Sub-domaining

Exploratory data analysis of the composites indicated that sub-domaining was not required beyond the domaining described above.

14.6.4

Extreme value treatment

The treatment of extreme values is not required in the process of conditional simulation. Therefore the composites used for the simulation of grades in the Bonanza, Trinidad, and Fortuna veins were not top cut.

Veins that have insufficient composites to allow variogram modeling (secondary veins) have been estimated using inverse power of distance (IPD) and treatment of extreme values has been considered in these cases.

Top cuts of extreme grade values prevent over-estimation in domains due to disproportionately high grade samples. Whenever the domain contains an extreme grade value, this extreme grade will overly influence the estimated grade.

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If the extreme values are supported by surrounding data, are a valid part of the sample population, and are not considered to pose a risk to estimation quality, then they can be left untreated. If the extreme values are considered a valid part of the population but are considered to pose a risk for estimation quality (e.g., because they are poorly supported by neighboring values), they should be top cut. Top cutting is the practice of resetting all values above a certain threshold value to the threshold value.

Fortuna examined the grades of all metals to be estimated (Ag and Au) to identify the presence and nature of extreme grade values. This was done by examining the sample histogram, log histogram, log-probability plot, and by examining the spatial location of extreme values. Many of the veins have insufficient composites to allow a confident determination of top cut thresholds. In these cases a threshold has been applied that relates to associated vein structures. Top cut thresholds were determined by examination of the same statistical plots and by examination of the effect of top cuts on the mean, variance, and coefficient of variation (CV) of the sample data. Top cut thresholds used for each vein are shown in Table 14.3.

Table 14.3     Top cut thresholds by vein

Vein	Grade	Top cut Threshold	Original Mean (g/t)	Top cut Mean (g/t)	Difference (%)
Bonanza	Ag	n/a	-	-	-
	Au	n/a	-	-	-
Trinidad	Ag	n/a	-	-	-
	Au	n/a	-	-	-
Fortuna	Ag	n/a	-	-	-
	Au	n/a	-	-	-
Paloma	Ag	2,000	243	233	-4
	Au	3	2.09	1.17	-79
Bonanza Orange	Ag	2,500	167	167	0
	Au	17	1.88	1.65	-14
Bonanza HW splay 2	Ag	2,500	60	60	0
	Au	17	0.39	0.39	0
Bonanza HW splay 3	Ag	2,500	294	294	0
	Au	17	4.95	3.49	-42
Trinidad HW splay 4	Ag	4,000	71	71	0
	Au	13	0.70	0.70	0
Trinidad FW	Ag	4,000	97	97	0
	Au	13	0.42	0.42	0
Fortuna splay	Ag	2,000	277	277	0
	Au	3	1.49	1.11	-34
Stockwork	Ag	2,000	173	173	0
	Au	3	1.27	0.87	-46

14.6.5

Boundary conditions

Boundary conditions at San Jose are known to be abrupt with underground workings identifying a sharp contact between the mineralized vein structure and the host rock in the majority of cases in all veins. Subsequently domain boundaries were treated as hard boundaries. Only samples coded within a vein were used to simulate or estimate grades within that vein, to prevent smearing of high grade samples in the vein into the low grade host rock, and vice versa.

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14.6.6

Sample type comparison

A comparison between drill hole and channel sample types was conducted to assess if any bias exists between the two sampling techniques. Areas in the Trinidad and Bonanza veins were chosen that displayed a similar spatial coverage for both channel and drill hole samples.

Statistical results including probability-probability and quantile-quantile plots were examined. Grades reported by channel and drill hole samples from the Trinidad vein compared very favorably with no evident bias. Results from the Bonanza vein showed a slight bias with grades from channel samples reporting slightly higher values than those from drill hole samples. However the difference is likely to be partially due to the preferential sampling in the mineralized domain and was determined to be not significant enough to warrant the removal of all channel samples from the estimation process.

It was decided that both sample types were required to provide the best assessment of the deposit with reconciliation results supporting the usage of channels and drill holes.

14.7

Conditional Simulation of primary veins

Simulation, as stated by Sinclair and Blackwell (2002), ‘involves an attempt to create an array of values that has the same statistical and spatial characteristics as the true grades; however, values are generated on a much more local scale than that for which true grade information is available.’ If the simulated data, which reproduces the variance of the input data, both in a Univariate sense (histogram models) and spatially (variogram models), honors the known sample points the technique is conditional simulation, as first described by Journel (1974). The simulation is not an estimate but a set of values that have the same general statistical character of the original data. A simulation approach will reflect local grade variations, as simulated arrays of values are constructed to vary on the same scale as the true variations of sample grades, whereas most estimation methods, such as kriging, will smooth the spatial distribution of grade and lower the variance compared to the true block values (Ravenscroft, 1992).

The simulation produces values (i.e. grades) at the nodes of an extremely fine grid such that the character of the simulated deposit or domain is almost perfectly known by a large set of punctual values. The geostatistical simulation generates an equal probable image of the reality. Simulation is then repeated, (e.g. 50 times) resulting in a slightly different set of values (realizations) for the grid nodes each time. The sequence of nodes to be simulated is random, incorporating the samples within a specified search ellipse and the input model, to generate the new grid. The random sequence of points ensures that each realization is unique while adhering to the same input models. Accuracy of the realizations is dependent on the methodology used and quality of data provided. Kriging will only provide an average estimation whereas the realizations of the simulation when combined will approximate the kriged estimate.

Sequential Gaussian Simulation (SGS) was chosen for simulating the silver and gold grades of the Bonanza, Trinidad, and Fortuna veins. These represent the most important vein structures at the San Jose operation and where all mining is presently focused.

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By simulating grades into a fine grid of nodes and re-blocking to the selective mining unit (SMU) conditional bias is eliminated and recoverable resources can be reported at the SMU scale. This methodology is designed to reduce the effect of localized over-smoothing of grades and provide a superior comparison between the resource model and what is recovered underground during grade control.

14.7.1

Data declustering

Descriptive statistics of sample populations within a domain may be biased by clustering of sample data. This is a particular problem if the data is being used for simulation as the realizations generated reproduce the grade distribution of the input data. If this distribution is biased due to clustering so will the realizations generated during simulation. To reduce bias caused by clustering of sample data, Fortuna declustered the input sample data using a grid system that applies weights inversely proportional to the number of composites in a grid square. A range of grid sizes were tested for each vein to establish the grid size that provides the most unbiased grade distribution. This is determined by increasing the grid size along strike and down dip until any change in mean grade stabilizes. Grid sizes used for declustering each vein are shown in Table 14.4.

Table 14.4 Grid size for declustering

Vein	Grid size (Y and Z directions)	Grade	Original Mean	Declustered Mean	Diff. (%)
Bonanza	40 m x 30 m	Ag (g/t)	210	166	-27
	40 m x 30 m	Au (g/t)	2.22	1.67	-33
Trinidad	35 m x 35 m	Ag (g/t)	138	139	1
	35 m x 35 m	Au (g/t)	0.93	0.97	4
Fortuna	15 m x 40 m	Ag (g/t)	143	168	15
	15 m x 40 m	Au (g/t)	1.24	1.47	16

The declustering weights applied result in an adjustment in the grade distribution for each vein as displayed in Figure 14.3.

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Figure 14.3 Grade distributions of declustered grades by vein

March 22, 2013	Page 86 of 154

Fortuna Vein	

Log Histogram for Ag (g/t)	Log Histogram for Au (g/t)

Points: 528
Weights: 528 (AG_GT_DeclWght)
Mean: 168
Std Dev: 254
Variance: 64703
CV: 1.511
Skewness: 2.938
Kurtosis: 11.07
Geom Mean: 60
Log-Est Mean: 223
Maximum: 2100
75%: 196
50% (median): 72
25%: 18
Minimum: 3
Weighted Frequency
Ag (g/t)

Points: 528
Weights: 528 (AU_GT_DeclWght)
Mean: 1.47
Std Dev: 2.37
Variance: 5.601
CV: 1.61
Skewness: 3.581
Kurtosis: 18.78
Geom Mean: 0.56
Log-Est Mean: 1.71
Maximum: 21.70
75%: 1.64
50% (median): 0.54
25%: 0.23
Minimum: 0.03
Weighted Frequency
Au (g/t)

14.7.2

Grade correlation

It is important that the relationship between constituents is maintained in each of the realizations produced during simulation. Subsequently the correlation between gold and silver grades has been investigated for each vein (Table 14.5).

Table 14.5 Correlation coefficients of gold and silver grades by vein

Vein	Correlation coefficient
Bonanza	0.80
Trinidad	0.87
Fortuna	0.90

A strong positive correlation exists between gold and silver composite grades in each of the primary veins. The correlation statistics are reinforced by examining scatterplots of Ag and Au grades for the different veins where a strong positive relationship is displayed (Figure 14.4). The numerous values at 2.5 g/t Ag and 0.05 g/t Au are primarily due to samples being set to half the detection limit or occasionally absent grades being set to half the detection limit. These represent a small proportion of the overall composite numbers (<1%) and are not regarded as problematic.

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Figure 14.4 Scatter plot of silver versus gold grades by vein

It is expected that similar correlation coefficients and positive grade relationships are present in the realizations to ensure reasonable silver equivalent grades are estimated. These correlations have been tested as part of the validation process as described in Section 14.7.10.

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14.7.3

Normal Score transformation

Normal Score transformation is the process of transforming data that does not conform to a Gaussian distribution by using hermite polynomials. A Gaussian model is generated so that SGS can be performed successfully. Sample data is then back transformed to recreate the original distribution once the conditional simulation has been completed. The declustered weights are taken into account during this process to ensure the input and output grade distributions are unbiased. The process is demonstrated by Figure 14.5, which displays the silver distribution within the Bonanza vein before and after normal score transformation. The normal score transformation was performed using the NSCORE process in GSLib.

Figure 14.5 Grade distributions of declustered and normal score transformed grades in the Bonanza vein

Once the data has been successfully transformed into a Gaussian distribution the normal score values spatial continuity is modeled to ensure this is also reproduced in the simulated realizations.

14.7.4

Continuity analysis

Continuity analysis refers to the analysis of the spatial correlation between sample pairs to determine the major axis of spatial continuity.

Horizontal, across strike, and down dip continuity maps were examined (and their underlying variograms) for Ag and Au to determine the directions of greatest and least continuity. As each vein has a distinct strike and dip direction analysis was only required to ascertain if a plunge direction was present.

Continuity maps of the dip plane were examined to ascertain if a plunge was present in any of the veins. An example of the continuity map is displayed in Figure 14.6 (the lower the value the better the continuity with values greater than one representing no continuity) The presence of a distinctive plunge in the grade continuity could not be established for any of the veins and therefore variograms were modeled along strike and down dip.

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Figure 14.6 Continuity map of normal score Ag values for the Bonanza vein dip plane

14.7.5

Variogram modeling

The next step is to model the variograms for the major, semi-major, and minor axes. This exercise creates a mathematical model of the spatial variance that can be used by the SGS algorithm. The most important aspects of the variogram model are the nugget and the short range characteristics. These aspects have the most influence on the simulation of grade.

The nugget effect is the variance between sample pairs at the same location (zero distance). Nugget effect contains components of inherent variability, sampling error, and analytical error. A high nugget effect implies that there is a high degree of randomness in the sample grades (i.e., samples taken even at the same location can have very different grades). The best technique for determining the nugget effect is to examine the downhole variogram calculated with lags equal to the composite length.

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After determining the nugget effect, the next step is to model directional variograms in the three principal directions based on the directions chosen from the continuity maps (Figure 14.7). It was not always possible to produce a variogram for the minor axes, and in these cases the ranges for the minor axes were taken from the downhole variograms, which have a similar orientation (perpendicular to the vein) as the minor axes.

Figure 14.7 Modeled variograms for normal score Ag grades in the Bonanza vein

Variogram parameters for each vein are detailed in Table 14.6. Continuity analysis and variogram modelling were conducted in Supervisor version 8.

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Table 14.6  Variogram model parameters

Vein	Metal	Major axis orientation	C0§	C1§	Ranges (m)†	C2§	Ranges (m)†	C3§	Ranges (m)†
Bonanza	Ag	00° → 340°	0.35	0.15	25,14,5	0.50	48,35,34
	Au	00° → 340°	0.35	0.15	25,11,5	0.50	48,39,9
Trinidad	Ag	-80° → 080°	0.20	0.26	21,10,4	0.54	90,85,16
	Au	-80° → 080°	0.20	0.26	21,7,4	0.54	90,60,16
Fortuna	Ag	00° → 170°	0.33	0.15	4,30,10	0.10	10,36,11	0.42	98,65,12
	Au	00° → 170°	0.33	0.15	20,48,9	0.10	99,62,10	0.42	110,65,11
Note: § variances have been normalised to a total of one; † ranges for major, semi-major, and minor axes, respectively; structures are modelled with a spherical model

14.7.6

Opinion on the quality of the modeled variograms

Modeling of variograms can be somewhat of a subjective process depending on the quality of the experimental variograms. Confidence in the modeled variograms for the Bonanza and Trinidad veins is high due to the clearly defined continuity displayed by the experimental variograms. The confidence is lower for the Fortuna vein due to the low composite numbers resulting in poor experimental variograms. However the majority of the Fortuna vein has already been extracted and does not represent a significant component of the San Jose Mineral Resource

14.7.7

Selective Mining Unit

The ultimate purpose of the simulation process is to estimate the tonnes and grade of recoverable resource in accordance with the mining methods employed at the operation. Subsequently an appropriate selective mining unit (SMU) has been chosen by the mine engineers that corresponds to the equipment used for extraction underground. An appropriate SMU has been determined to be 4 m x 6 m x 4 m. The 4 m width and height of the block corresponds to the typical equipment size whereas the 6 m along strike distance corresponds to two rounds of blasting. The block size represents the volume of material (96 m3) upon which a decision of ore or waste is typically made.

Block model parameters used for compiling the finalized Trinidad deposit model containing all vein information is detailed in Table 14.7.

Table 14.7 Block model parameters

Direction	Model Origin	Size of Block	No. of blocks
Easting	745000	4	100
Northing	1846000	6	230
Elevation	1000	4	138

The veins’ geometry has also been considered in the block modeling process. The narrow and undulating nature of the vein means that the entire block is often not spatially located within the vein wireframe. Subsequently a proportion of the block can be regarded as being vein material and a proportion as waste (outside the vein wireframe). So as to ensure the volumes are accurately represented a field has been stored in the block model detailing the proportion of the block that is considered as vein material. A volume comparison between the wireframe and the block model proportions was conducted to validate the process. This proportion has been used when estimating recoverable resources.

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14.7.8

Node spacing

To ensure representative grade variability at the SMU scale sufficient nodes must be simulated within each block. The optimum SMU size was determined to be 4 m x 6 m x 4 m. The node spacing for simulation was set at 2 m x 2 m x 2 m. This ensures that 12 nodes represent each SMU block. Fortuna regards this as being sufficient to represent the grade variability when the 12 nodes are averaged to estimate the grade of the SMU.

In the case of the Bonanza vein the total number of nodes required to simulate the entire vein exceeds the maximum that can be processed by the program so the vein was split into two components, a lower region comprised of nodes from 1000 m to 1325 m elevation, and an upper region comprised of nodes from 1325 m to 1555 m elevation. The two regions were then combined post-simulation. All drill hole and channel composites were used in the simulation of both regions to ensure consistency.

14.7.9

Sequential Gaussian Simulation

Sequential Gaussian Simulation (SGS) was run using the SGSIM process of GSLib. SGS is performed using the following steps: -

1)

The node grid, normal score sample data and variography are input into the SGSIM process. Search neighborhoods were set to match the orientation and distances as modeled in the variograms (Table 14.6).

2)

A random path is set up so each node is visited once.

3)

The first node is kriged using simple kriging based on the sample data within the specified search ellipse.

4)

A Cumulative Distribution Frequency (CDF) is generated for the node using the estimated mean and kriging variance. SGS kriges using Gaussian data which has a symmetrical distribution, subsequently the estimated mean approximates the mean of the normal distribution and the kriging variance approximates the variance of the normal distribution.

5)

A value is randomly sampled from the CDF using a Monte Carlo simulation and assigned to the node.

6)

The process then moves to the next node and is repeated, using the original sample data and the previously simulated nodes.

7)

This is repeated until all nodes have been simulated.

8)

Once all nodes are simulated the process begins again with a new random path to produce successive realizations. All are different and all are equi-probable.

The variability that is incorporated in the simulations depends on the spread of the CDF (step 4). In SGS this is a factor of the kriging variance and hence is a factor of the variogram and the data spacing. SGS assumes strict stationarity in the data as it uses simple kriging. This means that the mean and variance should be consistent across a domain.

Upon completion of the SGS process the simulated node values are back-transformed from a Gaussian distribution to the original grade distribution using the BACKTR program from GSLib.

March 22, 2013	Page 93 of 154

14.7.10

Simulation validation

All simulations need to be validated prior to post processing. Validation steps included the following:

•

Visual validation: Visual comparison of the simulated models with the input data to ensure sensible orientations of continuity and sensible grade distributions.

•

Variogram reproduction: Variograms generated using the simulated results were examined to ensure they honored the input variograms. The San Jose simulations have large numbers of nodes and it is impractical to calculate variograms from the full node set. As an alternative a selection of 10,000 random nodes was performed for a realization and variograms generated from this data (Figure 14.8).

Figure 14.8 Experimental grade continuity from simulated silver grades of the Bonanza vein compared to modeled variograms from input composite grades

•

Quantile-Quantile (QQ) plots: Comparison of the statistical distributions of the simulations against the input data. Each simulation should reproduce the input declustered data distribution and hence the QQ plots were checked to ensure they displayed an approximate 1:1 relationship (Figure 14.9).

March 22, 2013	Page 94 of 154

Figure 14.9 Quantile-Quantile plot of simulated silver grades versus input composite silver grades for the Bonanza vein

•

Correlation reproduction: Correlation statistics between silver and gold grades were checked to ensure the relationship between elements of interest were maintained. Additionally, cross- variograms were generated to ensure a similar spatial relationship in correlation continuity as that of the input data.

•

Grade distribution: The grade distribution of each simulation was compared to the original grade distribution of the input data through histograms.

Initially only three realizations were generated for silver and gold for each primary vein. These realizations were validated and alterations were made to the minimum/maximum number of composites and search ellipse neighborhoods to optimize the simulations. The following stipulations were used to simulate each node.

•

Minimum of two composites.

•

Maximum of twelve composites.

•

Maximum of eight simulated nodes.

March 22, 2013	Page 95 of 154

Upon validation of the preliminary realizations the SGSIM process was re-run but with an output of 50 realizations. These realizations were also validated using the above steps.

Validation checks suggested that the simulations were slightly over-smoothing the grade variability and the average grades were conservative. A slightly conservative approach to the grade simulation was regarded as reasonable. Results were independently reviewed by Snowden and deemed acceptable.

14.7.11

Re-blocking

Re-blocking of the nodes smooths the results, taking into account the volume variance effect and the required change of support to move from point support to block support. Each realization has been re-blocked by averaging the 12 nodes to provide grades at the 4 m x 6 m x 4 m SMU block size. The re-blocking process was performed using the BLKAVG program in GSLib. The corresponding simulated SMU grades were exported from GSLib and imported into Datamine Studio for post-processing and validation. The simulations were ranked according to the mean grade and the 5th, 50th and 95th percentile re-blocked simulations were compared to a theoretical Global Change of Support (GCOS) generated with the input data and variography using the Simplified Global Change of Support (SGCOS) executable from GSLib (Figure 14.10).

Figure 14.10 Grade tonnage curves comparing selected simulations to a theoretical GCOS for SMU’s in the Bonanza vein

Grade tonnage curves
Labels show
Cut-off in Ag (g/t)
Ag g/t
Tonnes
800
700
600
500
400
300
200
100
0
2,000,000
4,000,000
6,000,000
8,000,000
10,000,000
12,000,000
GCOS-Point
GCOS - SMU
SGS - ETYPE - SMU
SGS14LOW - SMU
SGS42MEDIAN - SMU
SGS11HIGH - SMU

March 22, 2013	Page 96 of 154

The grade tonnage curves confirmed that the simulations were tending to over smooth the grade variability and the results were likely to be conservative. The simulation representing the 95th percentile realization (SGS11HIGH) showed a close correlation with the GCOS results for SMU’s. The conservative results were regarded as acceptable and more likely to represent reality when misclassification was taken into account during grade control.

14.7.12

Recoverable Resources

Re-blocking provides 50 validated realizations representing each of the primary veins at the SMU block scale. Each one of these 50 realizations is equi-probable and each can be considered as equally incorrect at representing the deposit at the local (SMU) scale. To provide a better estimate of the grade trends and the Mineral Resource all 50 realizations must be considered at the same time. Taking the average of all simulations would over-smooth the result and produce a result similar to kriged estimation. Instead the recoverable resource has been estimated.

To estimate the recoverable resource, simulations are post processed to report the probability of each SMU being above a cut-off grade and what the grade is above that cut-off. This involves calculating the percentage of simulations above a series of cut-off grades to give the probability, then calculating the average grade of those simulations which are above the specified cut-off (Journel and Kyriakidis, 2004).

As the cut-off is reported using a silver equivalent grade simulated grades for gold and silver have been combined for each of the 50 realizations using the below formulae based on long term metal prices (CAM, 2012) and expected plant recoveries from the CAM prefeasibility study (CAM, 2010a).

Ag Eq. (g/t) = Ag (g/t) + (Au (g/t)*((1391.63/25.14)*(90/88))) or

Ag Eq. (g/t) = Ag (g/t) + Au (g/t)*56.61

Care was taken to match corresponding realizations (i.e. realization 1 of silver was combined with realization 1 of gold to produce Ag Eq realization 1) to ensure the strong positive correlation was maintained when calculating the silver equivalent grades.

Tonnes and grade of the recoverable resource have been estimated for a range of Ag Eq. (g/t) cut-off grades to effectively provide a grade tonnage curve at the SMU scale. To validate the recoverable resource estimate the result was compared to selected individual realizations to ensure the grade variability was maintained. To do this, individual realizations were ranked based on the mean Ag Eq. (g/t) grade at a 70 g/t Ag Eq. cut-off grade. The realizations ranked at the 5th, 50th and 95th percentiles were selected and grade tonnage curves calculated for each of these three realizations and compared to the recoverable resource for each vein.

The recoverable resource grade tonnage curve displayed a similar result as the 50th percentile realization (Figure 14.11). This is to be expected and indicates that the recoverable resource is providing a reasonable evaluation of the tonnes and grade at a range of Ag Eq. (g/t) cut-off grades.

The recoverable resource results have been combined with the block model detailing the proportion of the block that is vein material (Section 14.7.7). Blocks that have been mined or are regarded as being inaccessible have also been removed to allow for the finalized evaluation of the Mineral Resource in the primary veins.

March 22, 2013	Page 97 of 154

Figure 14.11 Grade tonnage curves of the recoverable resource and selected realizations for silver in the Bonanza vein

Bonanza - Grade tonnage curves
Mean Ag (g/t) above denoted Ag Eq (g/t) cut-off grade
400
350
300
250
200
150
100
50
0
0
2,000,000
4,000,000
6,000,000
8,000,000
10,000,000
12,000,000
Tonnes above denoted Ag Eq (g/t) cut-off grade
250
225
200
175
150
125
100
75
70
50
25
0
SGS 5% C.I. - SIM13
SGS 50% C.I. - SIM25
SGS 95% C.I. - SIM8
Recoverable Resource

With the evaluation of the primary veins completed an estimation of the secondary veins was conducted.

14.8

Grade estimation of secondary veins

Veins that had insufficient samples for meaningful variographic analysis included the Paloma vein, Bonanza Orange vein, Bonanza HW splay 2, Bonanza HW splay 3, Trinidad HW splay 4, Trinidad FW, Fortuna splay, and a Stockwork domain. These collectively are referred to as the secondary veins.

Estimation of the secondary veins was performed using inverse power of distance (IPD) employing a power of three, based on test work conducted in the previous resource estimate (Lechner and Earnest, 2009).

The sample data and the blocks were categorized into their mineralized domains for the estimation (Section 14.5). The sample data were composited (Section 14.6.1) and, where necessary, top cut (Section 14.6.4) prior to estimation. Block size selection matched that used in the simulations, corresponding to the SMU size of 4 m x 6 m x 4 m. Each block is discretized (an array of points to ensure grade variability is represented within the block) into 3 points along strike by 2 points down dip by 2 points across strike and grade interpolated into parent cells (Datamine ESTIMA parameter PARENT=1). Search neighborhoods used for estimation were as follows:

March 22, 2013	Page 98 of 154

•

A search range of approximately 25 m to 30 m along strike and down dip and 10 m across the vein.

•

A minimum of 3 composites per estimate.

•

A maximum of 6 composites per estimate.

The search ellipsoid used to define the extents of the search neighborhood has the same orientation as the vein being estimated.

Distances used were designed to match the configuration of the drill hole data (i.e., areas of sparse drilling have larger ellipses than more densely drilled or sampled areas). This was achieved by using a dynamic search ellipsoid where a second search equal to two times the original was used wherever the first search did not encounter enough samples to perform an estimate; if enough samples were still not encountered, a third search equal to six times the original range and requiring one composite was used. If the minimum number of samples required will still not encountered, no estimate was made.

14.8.1

Estimation validation

Validation of the silver and gold grade estimates of the secondary veins was undertaken using the following methods:

•

Global comparison of the estimated grades with a polygonal estimate.

•

Local comparison of the estimated grades with the input data.

•

A visual comparison of the estimated models with the input data to ensure sensible orientations of continuity and sensible grade distributions.

14.9

Density

There have been a total of 972 density measurements taken by Minera Cuzcatlan as of June 30, 2012. Due to the insufficient spatial coverage of density measurement estimation was regarded as being inappropriate.

Samples used to determine density have been taken of both vein and non-vein material. Samples of vein material are dominated by measurements taken from the Bonanza and Trinidad vein, comprising 411 of the 476 total.

Results of the density measurement analysis are detailed in Table 14.8 and Figure 14.12. There have been no additional density samples obtained from vein material since the original analysis in 2009 with the average density remaining at 2.62 g/cm3.

Table 14.8 Density statistics by vein

Material	No. of samples	Mean (t/m3)	Minimum	Maximum	Std Dev
Vein	476	2.62	1.97	2.97	0.08
Non-vein	492	2.60	2.32	2.89	0.07
Total	972	2.61	1.97	2.97	0.07

March 22, 2013	Page 99 of 154

For the 2009 Mineral Resource estimate, a density value of 2.61 g/cm3 was assigned to all mineralized material in the block model. Reconciliation results suggest the assigned density is presently reasonable. Based on the above statistics and reconciliation results it was decided that the density be maintained at 2.61 g/cm3 until additional density measurements are collected.

Figure 14.12 Histograms of density measurements

March 22, 2013	Page 100 of 154

14.10

Ore reconciliation

The ultimate validation of the block model is to compare actual grades to predicted grades using the established estimation parameters. Evaluation of the mineral in-situ (SMU blocks identified as being above cut-off during grade control channel sampling) taken from January 1, 2012 to June 30, 2012 provided an estimation of the actual grades. The results of this evaluation are displayed in Table 14.9.

Table 14.9 Reconciliation of the Mineral Resource estimate against Mineral In-situ reported at a 75 g/t Ag Eq cut-off

Mineral In Situ			Block Model			Error (%)
Tonnes	Ag (g/t)	Au (g/t)	Tonnes	Ag (g/t)	Au (g/t)	Tonnes	Ag	Au
134,748	266	2.43	139,662	262	2.74	-4	2	-11

Comparison of the mineral in-situ extracted against the Mineral Resource block model indicates a reasonable estimate with a difference of less than 5 % for tonnes and silver grades. The difference in gold grade is greater with the mineral in-situ reporting 11 % lower grades than reported in the block model. A similar trend was observed for mineral extracted between July 1 and December 31, 2012 with a difference in silver grade of less than one percent but an over estimation of gold grade by approximately 11%. The reconciliation results for 2012 suggest gold grades are being slightly over-estimated and an adjustment (potentially by top cutting) will be required in the next mineral resource update.

14.10.1

Mineral Resource depletion

All underground development and stopes are regularly surveyed using Total Station methods at San Jose as a component of monitoring the underground workings. The survey information is imported into Datamine and used to generate 3D solids defining the extracted regions of the mine. Each wireframe is assigned a date corresponding to when the material was extracted providing Minera Cuzcatlan a detailed history of the progression of the mining.

The 3D solids are used to identify resource blocks that have been extracted and assign a code that corresponds to the date of extraction. Table 14.10 details the codes stored in the resource block model and the date ranges that they represent.

Table 14.10 Depletion codes stored in the resource block model

Field	Description
OLDUG	Historically extracted regions
UG11%	Mineral extracted in 2011 (from August 2011)
UG12%	Mineral extracted in 2012 (Jan 1 to June 30, 2012)
NEWUG	Mineral extracted in 2012 (July 1 to December 31, 2012)

Removal of extracted material often results in remnant resource blocks being left in the model that will likely never be exploited. These represent inevitable components of mining such as pillars and sills, or lower grade peripheral material that was left behind. To take account of this, areas were identified by the mine planning department as being fully exploited, and any remnant blocks within these areas were identified in the block model using the code “RM = 1” and excluded from the reported Mineral Resources.

March 22, 2013	Page 101 of 154

The proportion field for each cut-off grade (i.e. PROP70) takes into account the proportion of the block that has been depleted and removes any blocks that are regarded as remnant.

14.11

Resource classification

Resource confidence classification considers a number of aspects affecting confidence in the Resource estimation, such as:

•

Geological continuity (including geological understanding and complexity)

•

Data density and orientation

•

Data accuracy and precision

•

Grade continuity (including spatial continuity of mineralization)

•

Simulated grade variability

14.11.1

Geological continuity

There is substantial geological information to support a good understanding of the geological continuity of the primary veins at the San Jose Property. Exploration drilling conducted on an approximate 25 m x 25 m grid has supported the geological continuity of the Bonanza, Trinidad and Fortuna veins along strike and down dip.

Understanding of the vein systems is greatly increased by the presence of extensive underground workings allowing detailed mapping of the geology. Underground observations have increased the ability to accurately model the mineralization. The proximity of resources to underground workings has been taken into account during resource classification.

Confidence in the geological continuity of the secondary veins is lower as there tend to be fewer intercepts. The uncertainty in the geology of the secondary veins has been taken into account during classification.

14.11.2

Data density and orientation

The estimation relies on two types of data, channel samples and drill holes. Minera Cuzcatlan has explored the primary veins using a drilling pattern spaced roughly 25 m apart along strike and down dip. Each hole attempts to intercept the vein perpendicular to the strike of mineralization but this is rarely the case, with the intercept angle being generally between 60 to 90 degrees.

In the primary veins, exploration drilling data is supported by underground information including channel samples taken at approximately 3 m intervals perpendicular to the strike of the mineralization. Geological confidence and estimation quality are closely related to data density and this is reflected in the classification.

14.11.3

Data accuracy and precision

Classification of resource confidence is also influenced by the accuracy and precision of the available data. The accuracy and the precision of the data is determined through QAQC programs and through an analysis of the methods used to measure the data.

March 22, 2013	Page 102 of 154

All exploration drill core is sent to ALS Chemex for sample preparation and analysis. Channel samples were sent to both the ALS Chemex and Cuzcatlan laboratories for preparation and analysis prior to February 24, 2012. After this date underground channel samples have been sent to the Cuzcatlan laboratory and ALS Chemex has been used as an umpire laboratory.

Quality control results from ALS Chemex indicate reasonable levels of accuracy and precision with no material issues of sample switching or contamination. The QC results indicate that grades reported from the ALS Chemex laboratory are suitable for Mineral Resource estimation.

Analysis of standards from the Cuzcatlan laboratory indicates lower levels of accuracy for silver and gold than are usually regarded as acceptable. Results for blanks submitted indicate that contamination or mislabeling of samples is not a material issue at the Cuzcatlan laboratory. However, duplicate results indicate poor levels of precision for both silver and gold grades, although preparation and laboratory duplicate results are better.

The QC results from the Cuzcatlan laboratory are a reflection of the laboratory being recently set up and the development of the internal QA procedures. The laboratory results have displayed improvement over time. The QC results have been taken into account during Mineral Resource classification and any blocks that have been simulated/estimated using assays sourced from the Cuzcatlan laboratory have been classified no higher than an Indicated Resource.

14.11.4

Spatial grade continuity

Spatial grade continuity, as indicated by the variogram, is an important consideration when assigning resource confidence classification. Confidence in the variogram characteristics, such as the nugget variance and ranges, strongly influence estimation quality parameters.

The variogram structures for the Bonanza and Trinidad veins are well defined and there is a high level of confidence in the modeled variograms. The structures are not as well defined in the Fortuna vein and some interpretation has been exercised during modeling.

The nugget effect and short range variance characteristics of the variogram are the most important measures of continuity. In the primary veins the variogram nugget effect for Ag and Au is between 20 % and 35 % of the total variance indicating good continuity in gold and silver grades at short distances. Ranges (the distance at which continuity between sample grades is no longer present) are approximately 35 m down dip and 48 m along strike for the Bonanza vein, 90 m down dip and 60-85 m along strike in the Trinidad vein, and 65 m down dip and 98-110 m along strike in the Fortuna vein. These distances are typical for epithermal style mineralization and suggest that a drilling grid of 25 m is sufficient for representative grade simulation in these veins.

14.11.5

Simulated grade variability

Each SMU block is simulated 50 times to provide a spread of potential grades. The variance in the simulated grade is influenced by the variogram, the size of the block being simulated, and the data configuration. The variance in the grade is directly related to the average grade of the constituent of interest. If the average grade is high the variance will tend to be greater than if the constituent of interest has a low average grade (Dimitrakopoulos et al, 2010). So as to standardize the variance between blocks the coefficient of variation value (CVV) has been calculated in the following way:

March 22, 2013	Page 103 of 154

CVV = Standard deviation of the 50 SMUs/mean of the 50 SMUs

The lower the CVV the smaller the spread in the potential grade of the block and the higher the confidence in the reported grade.

Fortuna used the CVV to aid in assignment of resource confidence classifications. The classification strategy has resulted in the expected progression from higher to lower quality estimates when going from Measured to Inferred Resources.

14.11.6

Classification

The Mineral Resource confidence classification of the San Jose Mineral Resource models incorporated the confidence in the drill hole and channel data, the geological interpretation, geological continuity, data density and orientation, spatial grade continuity, and estimation quality. The Resource models were coded as Inferred, Indicated, and Measured in accordance with CIM standards. Classification was based on the following steps:

•

Blocks in the primary veins were considered as Measured Resources if the average CVV was less than 0.5 and the surrounding samples were assayed by ALS Chemex.

•

Blocks in the primary veins were considered as Indicated Resources if the average CVV was less than 0.9 but greater than 0.5.

•

Blocks in the primary veins were considered as Inferred Resources if the average CVV was greater than 0.9.

•

Blocks in the Paloma vein were considered as Indicated Resources if they were estimated using the first pass of the search neighborhood, requiring a minimum of 3 composites per estimate and a maximum of 6 composites.

•

Blocks in all other secondary veins that received an estimated grade were classified as Inferred Resources.

•

Perimeter strings were digitized in Datamine and the block model coded as either CLASS=1 (Measured), CLASS=2 (Indicated) or CLASS =3 (Inferred) based on the above steps.

The above criteria ensure a gradation in confidence from Measured to Indicated to Inferred Resource blocks. It also ensures that blocks considered as Measured are informed from at least three sides, blocks considered as Indicated from two sides, and blocks considered as Inferred from one side. An example of a classified vein is provided in Figure 14.13.

March 22, 2013	Page 104 of 154

Figure 14.13 Long section of Bonanza vein displaying Mineral Resource categorization

1846750
1847000
1847250
Legend
CVV (bv_class (block model))
[ABSENT]
[0,0.3]
[0.3,0.5]
[0.5,0.7]
[0.7,0.9]
[0.9,1]
[1,3.43145]
1846750
1847000
1847250

Notes:

-

 Blocks inside pink perimeter classified as Measured Resources.

-

 Blocks inside light blue perimeter classified as Indicated Resources.

-

 White markers represent composites intersecting the Bonanza vein assayed by ALS Chemex

-

 Purple dots represent composites intersecting the Bonanza vein assayed by Cuzcatlan Laboratory

14.12

Mineral Resource reporting

Mineral Resources have been reported using a silver equivalent cut-off grade based on recoveries reported from the concentrator plant in the first half of 2012 (Silver = 88%, Gold = 90%) and metal prices (Silver = $25.14/oz, Gold = $1,391.63/oz) defined using a three year trailing average (60%) and the two year projection (40%) price evaluation as of December 31, 2011 (CAM, 2012) within the following formulae.

Ag Eq (g/t) = Ag (g/t) + (Au (g/t)*((1391.63/25.14)*(90/88)))

March 22, 2013	Page 105 of 154

Mineral Resources have been reported at a range of cut-off grades for comparison purposes (Table 14.11). The 70 g/t Ag Eq. cut-off grade is presently used by the operation as the base case and has been highlighted below.

Table 14.11 Mineral Resources as of December 31, 2012 reported at a range of Ag Eq cut-off grades

Category	Ag Eq Cut-off (g/t)	Tonnes	Ag Eq. (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
						Ag Eq. (Moz)	Ag (Moz)	Au (koz)
Measured	50	60,400	379	247	2.32	0.74	0.48	4.5
	70	56,300	402	262	2.46	0.73	0.47	4.5
	75	55,300	408	266	2.50	0.72	0.47	4.4
	100	50,500	438	286	2.69	0.71	0.46	4.4
	125	46,200	468	305	2.87	0.70	0.45	4.3
	150	42,300	499	325	3.07	0.68	0.44	4.2
	175	38,600	531	346	3.27	0.66	0.43	4.0
	200	35,500	560	365	3.46	0.64	0.42	4.0
Indicated	50	3,972,000	286	193	1.63	36.5	24.6	208
	70	3,586,000	310	210	1.77	35.7	24.2	204
	75	3,495,000	316	214	1.80	35.5	24.0	202
	100	3,068,000	348	236	1.99	34.3	23.3	196
	125	2,692,000	381	258	2.17	33.0	22.3	188
	150	2,373,000	414	280	2.36	31.6	21.4	180
	175	2,099,000	446	302	2.55	30.1	20.4	172
	200	1,861,000	480	324	2.74	28.7	19.4	164
Measured + Indicated Resources	50	4,033,000	287	194	1.64	37.3	25.1	213
	70	3,642,000	311	211	1.78	36.5	24.7	209
	75	3,550,000	317	215	1.81	36.2	24.5	207
	100	3,119,000	349	237	2.00	35.0	23.7	201
	125	2,738,000	382	259	2.18	33.7	22.8	192
	150	2,416,000	415	281	2.37	32.3	21.8	184
	175	2,137,000	448	303	2.56	30.8	20.8	176
	200	1,896,000	482	325	2.75	29.4	19.8	168
Inferred Resources	50	4,780,000	251	169	1.44	38.6	26.0	222
	70	4,279,000	273	184	1.57	37.6	25.3	216
	75	4,143,000	280	189	1.61	37.3	25.2	214
	100	3,495,000	316	213	1.81	35.5	23.9	204
	125	2,990,000	350	236	2.01	33.7	22.7	193
	150	2,598,000	382	258	2.19	31.9	21.6	183
	175	2,280,000	413	278	2.38	30.3	20.4	174
	200	1,993,000	446	300	2.57	28.6	19.2	164

Notes on Mineral Resources

•

Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves 2010.

•

Mineral Resources are estimated as of June 30, 2012 and reported as of December 31, 2012 taking into account production-related depletion for the period of July 1, 2012 through December 31, 2012.

•

Mineral Resources as reported in Table 14.11 are inclusive of Mineral Reserves.

March 22, 2013	Page 106 of 154

•

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

•

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

•

Resources are reported at a range of cut-offs for sensitivity purposes with the base case highlighted (70 g/t Ag Eq).

•

Metal prices used in the Ag Eq evaluation are US$25.14/oz for silver, US$1,391.63/oz for gold.

•

Metallurgical recovery values used in the Ag Eq evaluation are 88 % for silver and 90 % for gold.

•

The quantity and grade of the Inferred Resources reported in this estimation are conceptual in nature, and it is uncertain if further exploration will result in upgrading of the Inferred Resources to Indicated or Measured Resources.

•

Measured Resource tonnes are rounded to the nearest hundred, and Indicated and Inferred Resource tonnes are rounded to the nearest thousand.

•

Totals may not add due to rounding.

14.12.1

Comparison to previous estimates

The press release by Fortuna on March 27, 2012 details the Mineral Reserves and Mineral Resources of San Jose as of December 31, 2011 (Table 14.12). The numbers were based on the Mineral Resource reported by CAM, 2010 and included depletion of material extracted from August 2011 through December 31, 2011. Silver equivalent grades were calculated based on long term metal prices of US$13.75/oz Ag and US$856.16/oz Au and metallurgical recovery rates of 92.5 % for Ag, and 91.5 % for Au. This resulted in a silver equivalent ratio of Ag Eq = Ag + Au * 61.6.

Table 14.12 Summary of Mineral Resources reported as of December 31, 2011 at a 100 g/t Ag Eq cut-off grade

Category	Tonnes	Ag Eq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					Ag Eq. (Moz)	Ag (Moz)	Au (koz)
Measured	0	-	-	-
Indicated	3,397,000	365	246	1.93	39.9	26.9	210
Measured + Indicated	3,397,000	365	246	1.93	39.9	26.9	210
Inferred	3,072,000	334	223	1.80	32.9	22.0	163

A comparison at the 100 g/t Ag Eq. cut-off shows that Measured and Indicated Resource tonnes have decreased from 3,397,000 t to 3,119,000 t whereas as silver grades have decreased from 246 g/t Ag to 237 g/t Ag and gold grades have increased from 1.93 g/t Au to 2.00 g/t Au. The primary reasons for these changes are:

•

Depletion of material extracted from January 1, 2012 through December 31, 2012.

•

Reclassification of Mineral Resources to provide better continuity in categorization.

•

Alteration of blocks from 2 m x 2 m x 2 m size to 4 m x 6 m x 4 m so as to better represent the SMU size.

•

Change of the gold to silver ratio from 61.6 to 56.61.

•

Change to a simulation approach so as to better account for conditional bias and allow the estimation of recoverable resources at the SMU scale.

March 22, 2013	Page 107 of 154

Mineral Reserve estimates

The following chapter describes in detail the Mineral Reserves estimation methodology performed in September 2012 based on the Mineral Resources as of June 30, 2012. The Mineral Reserve estimate was revised as of December 31, 2012 to deplete the estimate of ore extracted between July 1 and December 31, 2012.

Mineral Resources have been reported in three categories, Measured, Indicated, and Inferred. The Mineral Reserve estimate has considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2010). Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

15.1

Mineral Reserve methodology

The Mineral Reserve estimation procedure for the San Jose deposit is defined as follows:

•

Review of Mineral Resources.

•

Identification of accessible Mineral Resources using current mining practices and based on the stope design developed in the pre-feasibility study (CAM, 2010a) and displayed in Figure 15.1.

•

Removal of inaccessible areas and material identified as pillars or bridges.

•

Removal of Inferred Resources.

•

Dilution of tonnes and grades based on factors estimated by the Cuzcatlan mine planning department and determined from the six months of production preceding Mineral Reserve estimation.

•

After obtaining the resources with diluted tonnages and grades, the value per tonne of each SMU is determined based on metal prices and metallurgical recoveries for each metal.

•

A breakeven cut-off grade is determined based on operational costs of production, processing, administration, commercial, and general administrative costs (total operating cost in US$/t). If the net smelter return (NSR) of an SMU is higher than the breakeven cut-off grade, the SMU is considered as part of the Mineral Reserve otherwise the SMU is regarded as part of the Mineral Resource.

•

Depletion and reconciliation of Mineral Reserves for ore extracted between July 1 and December 31, 2012.

•

Mineral Reserve tabulation and reporting as of December 31, 2012.

March 22, 2013	Page 108 of 154

Figure 15.1 Longitudinal section displaying stope design

15.2

Mineral Resource handover

The Mineral Resource reported by the Mineral Resource Group (Table 14.11) is comprised of Measured, Indicated and Inferred categories.

Upon receipt of the block model a review was conducted to confirm the Mineral Resource was reported correctly and to validate the various fields in the model.

For estimating Mineral Reserves, only Measured and Indicated Resources that are considered accessible have been considered. Table 15.1 shows the total of Measured and Indicated Resources that were considered for conversion into Mineral Reserves.

March 22, 2013	Page 109 of 154

Table 15.1 Measured and Indicated Resources considered for Mineral Reserves

Category	Ag Eq. Cut-off (g/t)	Tonnes	Ag Eq. (g/t)	Ag (g/t)	Au (g/t)
Measured	50	60,400	379	247	2.32
	70	56,300	402	262	2.46
	75	55,300	408	266	2.50
	100	50,500	438	286	2.69
	125	46,200	468	305	2.87
	150	42,300	499	325	3.07
	175	38,600	531	346	3.27
	200	35,500	560	365	3.46
Indicated	50	3,972,400	286	193	1.63
	70	3,586,000	310	210	1.77
	75	3,495,500	316	214	1.80
	100	3,068,300	348	236	1.99
	125	2,691,600	381	258	2.17
	150	2,373,300	414	280	2.36
	175	2,098,600	446	302	2.55
	200	1,860,700	480	324	2.74

Mineral Reserve estimation considered the Mineral Resources above a 70 g/t Ag Eq. cut-off grade.

15.3

Recovery

Recovery levels vary due to the geometry of the vein and geotechnical characteristics of the material being mined. If the vein width is greater than 6 m recovery ranges between 75 % and 90%, whereas if the vein width is 6 m or less recovery ranges between 95 % and 100%. Table 15.2 displays recovery rates estimated by stope.

Table 15.2 Recovery rate by stope

Stope ID	% Pillar	% Bridge	% Recovery
A	15	9	76
B	0	12	88
C	11	0	89
D	1	0	99
E	13	5	82
F	12	2	86
G	13	17	70
H	0	7	93
I	4	7	88
J	0	4	96
K	0	7	93
L	0	0	100
M	0	0	100
TOTAL	7	6	88

March 22, 2013	Page 110 of 154

15.4

Dilution factor calculation

Two sources of dilution have been considered for estimating Mineral Reserves, operative dilution and loading dilution.

15.4.1

Operative dilution

In conjunction with the Planning Department of Minera Cuzcatlán, operative dilution was calculated based on Pakalnis’s methodology (1986) and includes internal or planned dilution (Figure 15.2).

The formulae used to calculate operative dilution is as follows: -

Where V = Volume.

Operative dilution can also be calculated based on the geologic structure of the vein (as modeled by the Geology Department) and what is planned for extraction (Planning Department). Waste material is considered to contain no mineralization with silver and gold grades set at a zero gram per tonne value. This has been evaluated through mining software, such as Datamine, and the application of the following formulae:

The results of this evaluation taken in conjunction with the operational experience for the six months of production preceding the Mineral Reserve estimation indicate the operative dilution is 6.97%.

15.4.2

Mucking dilution

Mucking dilution is based on the underground surveys of the stopes and calculates the percentage (%) of back fill extracted during mucking. Based on this criterion and the six months of production preceding the Mineral Reserve estimation this factor has been estimated as 5.24%. Back fill is considered to contain no mineralization with silver and gold grades set at a zero gram per tonne value.

Based on the estimated operational and mucking dilution factors, the total dilution for the mine is as follows:

Total dilution = % Operational dilution + % Mucking dilution = 12.21%

March 22, 2013	Page 111 of 154

Figure 15.2 Idealized diagram demonstrating the methodology for determining operative dilution (Pakalnis, 1986)

15.5

Prices, metallurgical recovery and NSR values

Metal prices, metallurgical recoveries and NSR values used in the evaluation of Mineral Reserves are detailed in Table 15.3.

Table 15.3 Metal price, metallurgical recovery, and NSR values

Metal	Price (US$/oz)	Metallurgical Recovery (%)	NSR (US$/g)
Silver	29.36	88	0.75
Gold	1,544.00	89	40.82

Metal prices used for Mineral Reserve estimation were determined as of August 2013 by the corporate financial department of Fortuna using the same methodology as adopted by CAM (three year trailing average at (60%) and the two year projection (40%)).

March 22, 2013	Page 112 of 154

Recoveries were based on metallurgical test work and operational results at the plant during the second quarter of 2012.

NSR values were dependent on various parameters including metal prices, metallurgical recovery, price deductions, refining charges and penalties. Fortuna regards some of these details to be confidential.

15.6

Operating costs

The breakeven cut-off grade was determined based on all variable and fixed costs applicable to the operation. These include exploitation and treatment costs, general expenses and administrative and commercialization costs (including concentrate transportation). Operating costs used to calculate the breakeven cut-off grade for Mineral Reserve estimation are detailed in Table 15.4.

Table 15.4 Operating cost by area

Area	Cost (US$/t)
Mine	32.62
Plant	17.19
General services	9.25
Administrative services	3.08
Community relationships	2.32
Concentrate transportation	4.95
Sales & Administration expense	8.06
Total operating cost	77.47

Based on the above operating costs, metal prices and metallurgical recoveries the break- even cut-off grade was determined as 93.26 g/t Ag Eq.

15.7

Mineral Reserve depletion and ore reconciliation

In order to report Mineral Reserves as of December 31, 2012 ore extracted between July 1 and December 31, 2012 has been depleted from the Mineral Reserve figures as estimated as of June 30, 2012.

A total of 239,000 t at an average grade of 220 g/t Ag and 1.91 g/t Au above a 70 g/t Ag Eq cut-off was estimated to have been depleted from the block model between July 1 and December 31, 2012 based on underground stope and development surveys. Of this, 73,200 t was not considered extractable, comprising 47,800 t of pillars and 25,400 t of material above 70 g/t Ag Eq but below the breakeven cut-off of 93 g/t Ag Eq.

Subsequently resources estimated as potentially extractable were 166,000 t with an average grade of 228 g/t Ag and 2.02 g/t Au. Application of a dilution factor of 12.21% (Section 15.4) equates to a Mineral Reserve of 186,200 tonnes at an average grade of 200 g/t Ag and 1.77 g/t Au that was depleted from the model between July 1 and December 31, 2012. These tonnes and grades were subtracted from the June 30, 2012 Mineral Reserve estimate.

Between July 1 and December 31, 2012 the operation reported extracting 184,942 tonnes of ore at a grade of 187 g/t Ag and 1.50 g/t Au. That represents a difference of 1% in tonnes, 6% in silver grade and 15% in gold grade compared to the Mineral Reserve estimate. The difference in tonnes and silver grade are regarded to be within acceptable levels of tolerance. The difference in gold grade is slightly above acceptable levels and this is thought to be primarily due to the over-estimation of gold grades by approximately 11% in the Mineral Resource.

March 22, 2013	Page 113 of 154

15.8

Mineral Reserves

SMU’s whose NSR values are higher than the operating cost have been reported within the Mineral Reserve inventory. Table 15.5 shows Mineral Reserves estimated as of December 31, 2012. Measured Resources have been converted to Proven Reserves and Indicated Resources have been converted to Probable Reserves. There are no mining, metallurgical, economic, legal, environmental, social or governmental issues that would result in Measured Resources being classified as Probable Reserves.

Table 15.5 Mineral Reserves as of December 31, 2012

Category	Vein	Tonnes	NSR (US$/t)	Ag Eq. (g/t)	Ag (g/t)	Au (g/t)
Proven	Bonanza	42,200	308	417	271	2.59
	Trinidad	5,900	156	210	152	1.04
	Fortuna	3,300	122	166	108	1.02
	Total	51,400	279	377	246	2.31
Probable	Bonanza	1,855,700	200	271	175	1.69
	Trinidad	1,312,100	213	288	208	1.41
	Fortuna	64,400	163	221	150	1.24
	Paloma	51,000	277	373	284	1.57
	Total	3,283,200	206	278	189	1.57
Total Proven + Probable Reserves		3,334,600	207	280	190	1.58

Notes

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves.

•

Mineral Reserves are reported above a NSR breakeven of US$77.47/t equivalent to 93 g/t Ag Eq.

•

Metal prices used in the NSR evaluation are US$29.36/oz for silver, US$1,544/oz for gold.

•

Metallurgical recovery values used in the NSR evaluation are 88% for silver and 89% for gold.

•

Point metal values (take into account metal price, concentrate recovery, smelter cost, metallurgical recovery) used for NSR valuation are US$0.75/g for silver and US$40.82/g for gold.

•

Mining, processing and administrative costs were estimated based on first half of 2012 actual costs.

•

Tonnes are rounded to the nearest hundred.

•

Totals may not add due to rounding.

Mineral Resources exclusive of Mineral Reserves as of December 31, 2012 are reported in Table 15.6.

March 22, 2013	Page 114 of 154

Table 15.6 Mineral Resources exclusive of Mineral Reserves as of December 31, 2012

Category	Vein	Tonnes	Ag Eq. (g/t)	Ag (g/t)	Au (g/t)
Measured	Bonanza	1,100	108	75	0.59
	Trinidad	200	112	80	0.57
	Fortuna	1,300	106	65	0.74
	Total	2,600	108	71	0.66
Indicated	Bonanza	20,000	108	70	0.67
	Trinidad	28,000	108	77	0.55
	Fortuna	1,000	109	85	0.43
	Paloma	5,000	111	74	0.65
	Total	53,000	108	74	0.60
Total Measured + Indicated Resources		55,600	109	74	0.61
Inferred	Bonanza	1,402,000	282	183	1.75
	Trinidad	791,000	234	164	1.24
	Fortuna	27,000	273	181	1.62
	Paloma	532,000	310	224	1.53
	Other veins	1,505,000	273	183	1.59
Total Inferred Resources		4,257,000	273	185	1.57

Note:

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves.

•

Mineral Resources are exclusive of Mineral Reserves.

•

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

•

Mineral Resources are reported above a 70 g/t Ag Eq cut-off grade.

•

Metal prices used in the Ag Eq evaluation for Mineral Resource reporting purposes are US$25.14/oz for silver, US$1,391.63/oz for gold.

•

Metallurgical recovery values used in the Ag Eq evaluation are 88% for silver and 90% for gold.

•

The quantity and grade of the Inferred Resources reported in this estimation are conceptual in nature, and it is uncertain if further exploration will result in upgrading of the Inferred Resources to Indicated or Measured Resources.

•

Measured Resource tonnes are rounded to the nearest hundred, and Indicated and Inferred Resource tonnes are rounded to the nearest thousand.

•

Totals may not add due to rounding.

March 22, 2013	Page 115 of 154

Mining methods

The mining method applied in the exploitation of the veins is overhand cut and fill using a mechanized extraction methodology. Production capacity at the mine is presently 1,000 tpd with a 50 % expansion planned for the second half of 2013 to take production to 1,500 tpd. The mining methodology will remain the same but additional production workings will be required to facilitate the increase in production. Development work to prepare the mine for expansion is planned for completion in the second quarter of 2013.

16.1

Mechanized mining

Mechanized mining utilizes a Jumbo drill rig to drill blast holes, scoop trams for loading and trucks for ore haulage. Underground support is provided through rock bolts and shotcrete. The mining width ranges from 3.5 m to 17 m. Mechanized mining is regarded as the only methodology suitable in all veins based on the geological structure and geotechnical studies (Section 16.3).

The mechanized mining sequence is demonstrated in Figure 16.1 and includes: drilling (with a Jumbo drill rig), blasting, support, loading (by scoop tram) and haulage.

Figure 16.1 Mechanized Mining Sequence

Step 1 . Pivot the cross cut

TAJO "A"
TAJO "C"

Sectional view

Step 2 . Back fill

ORE
NEW BACK FILL
NEW BACK FILL
LAST BACK FILL
DAM

Step 3 . Drilling

ORE
AIR DUCT OF 30"
BACK FILL

March 22, 2013	Page 116 of 154

Step 4 . Blasting

ORE
AIR DUCT OF 30"
BACK FILL

Step 6 . Mucking

ORE
AIR DUCT OF 30"
BACK FILL

Step 5 . Scaling

ORE
AIR DUCT OF 30"
BACK FILL

Step 7 . Support

ORE
AIR DUCT OF 30"
BACK FILL

16.2

Mining infrastructure

The infrastructure required to service mechanized mining includes a main access ramp connecting to sub level developments that run along the strike of the vein. A cross cut from the ramp is developed to intersect perpendicular to the vein and allow exploitation. Each cross cut allows for the exploitation of a 150 m long stope by mechanized mining. Additionally development may include raises used for ventilation, service systems or ore passes adjacent to stopes.

16.3

Geotechnical, hydrological and other parameters relevant to mine designs

The geotechnical department of San José continuously undertakes geotechnical evaluation through the classification of rock mass using rock mass rating (RMR) and Q systems. Results of the geotechnical evaluations for the different veins indicate the quality of the rock mass ranges from regular to good which is consistent with the behavior observed underground and allows openings with dimensions as follows:

•

11 m wide and 13 m high in the Bonanza vein;

•

8 m wide and 10m high in the Trinidad vein.

The average rock mass index for the mine (Bonanza and Trinidad veins) is 52 to 59 RMR and 2.4 to 5.1 Q value. Based on these values the mining method of overhand cut and fill (with hydraulic and waste fill) is regarded as the most suitable.

March 22, 2013	Page 117 of 154

16.4

Production Rates, Mine Life, Dimensions and Dilution Factors

The production rate in 2012 was 1,000 tonnes per day, however by the middle of 2013 production is planned to be increased to 1,500 tonnes per day.

Mineral Reserves are estimated as 3.5 million tonnes, which is sufficient for a 7 year life of mine considering 359 days in the year for production and taking into account the planned expansion in production in 2013. Expectation is for an average annual production of 2.4 million troy ounces of silver and 21 thousand troy ounces of gold based on an average 186 g/t Ag and 1.60 g/t Au head grade. Future increases in the mine life are anticipated through the upgrading of the Inferred Resources and their subsequent conversion to Mineral Reserves.

The selective mining unit (SMU) has been determined to be 4 m by 6 m by 4 m. This corresponds to the mining equipment (4 m in height and 4 m in width) and two rounds of blasts (6 m).

Dilution factors are estimated to be approximately 12.21 % for all veins and are independent of the increased production rate. Waste material is considered to contain no mineralization with silver and gold grades set at a zero gram per tonne value.

16.5

Requirements for underground development and backfilling

The mine plan includes a program for mine development. This development can be divided into three types: development, preparation and mine exploration. In order to produce 1,500 tonnes per day, approximately 300 m of new development is required each month. Development includes the main infrastructure of the mine (ore passes, ramps, ventilation shafts); preparation consists of all workings for exploitation purposes (sub levels, galleries, access, short shafts, auxiliary ramps); and mine exploration is to assist with the exploration of the deposits.

Fill required by the mine to complete the mining sequence is provided by waste fill and paste fill. Waste fill is generated by underground development and preparation however the quantity produced is generally insufficient to provide the mine with the total required fill. To supplement the waste fill, paste fill is produced by a small plant on the surface. The proportion of waste fill and paste fill is 50 % and 50 % respectively. The total volume of fill that will be required by the mine is estimated to be 208,000 m3 per annum.

16.6

Required Mining Fleet and Machinery

The mining fleet consists of the following equipment:

•

Four Scooptrams of 6 yd3

•

One Jumbo of two arms electric hydraulic

•

Two Jumbo electric hydraulic

•

Five Telehandler (example shown in Figure 16.1, steps 5 and 7)

•

Two main ventilation fans of 120,000 CFM

•

Two fans of 60,000 CFM

•

Seven fans of 30,000 CFM

March 22, 2013	Page 118 of 154

•

Two fans of 10,000 CFM

•

Six electric pumps (principal drainage system)

•

Eight jacklegs (support)

•

Three trucks of 14 m3 capacity

•

Five trucks of 7 m3 capacity

•

One utility truck (diesel-oil)

•

One explosives truck

•

One concrete mixer truck

•

Two pumps for shotcreting

•

Six pickup trucks

Minera Cuzcatlán employs contractors to carryout mining at the operation. All equipment is supplied by the contractors with the exception of the two principal fans, pumps and explosives truck.

March 22, 2013	Page 119 of 154

Recovery methods

17.1

Crushing and milling circuits

The concentrator plant has a design capacity of 1,000 dry tpd and is composed of various processes to obtain ore liberation. The planned expansion to 1,500 dry tonnes per day will employ the same process and generally the same equipment types.

The principal stages are as follows:

i.

Crushing

ii.

Milling

iii.

Flotation

iv.

Thickening, filtering and shipping

17.1.1

Crushing

Crushing at the San Jose mine is a dry process, where ore extracted from the mine is reduced in size from 406 mm to 12.7 mm to be fed to the mill.

The crushing process begins at the reception hopper, where ore from the mine is deposited. The ore is fed from the bottom of the hopper via a plate feeder into a jaw crusher that crushes the ore to a 51 mm product size prior to it being transported via conveyors to an 2.44 m by 6.1 m screen deck. The screen deck operates with two types of mesh, the top having a 19 mm opening and the bottom a 12.7 mm opening. Material that does not pass through the 19 mm mesh is sent to a secondary crusher via a chute, where it is reduced to 19 mm. The material that passes the 19 mm mesh but does not pass the 12.7 mm mesh is sent via a conveyor to a tertiary crusher where it is reduced to 12.7 mm size before being sent back to the jig to close the circuit. The fine ore that passes through both the 19 mm and 12.7 mm meshes is sent to fine ore storage, achieving a final product of 12.7 mm that is stockpiled before being fed into the 1,500 hp ball mill.

17.1.2

Milling and classification

The fine ore stock is sent via conveyor belts to a 3.96 m by 5.94 m ball mill with 25 % of its volume filled with three inch wrought steel balls used to further reduce (grind) the ore size. The product of the mill is pumped to the classification process comprised of hydro-cyclones, where two products are generated; 1) a fine ore, which is expulsed thorough the top of the mill, and 2) a coarse ore that exits through the bottom and is recycled back into the mill for further grinding. The fine ore must comply with the metallurgical conditions for metal recovery, which indicates 80 % of the product must be under the 200 mesh size (equivalent to 74 microns), before being sent to the flotation process.

17.1.3

Flotation

The pulp (water + mineral) received from the fine ore of the hydro-cyclone, is first sent to a flotation stage performed in four mechanic cells, 17 cubic meter in size, which generate agitation through a propeller and diffuser that distributes the pulp and injects air. The agitated pulp allows reagents to act on the elements of value and adhere to the bubbles formed by the injected air, freely spilling through the edges of the cells. The resulting product is known as the primary concentrate. Upon conclusion of this first stage, the pulp is sent by gravity to a second stage.

March 22, 2013	Page 120 of 154

This second flotation stage is similar to the first, utilizing an additional four 17 cubic meter mechanic cells to generate the same conditions. From this process a secondary rougher concentrate is obtained. Mineral that did not float in the second flotation stage is regarded as tailings and passes to the thickening process.

The primary and secondary rougher obtained in these two flotation stages are joined and sent to a first cleaning stage that is carried out in 2.8 cubic meter mechanical cells, whose function is to eliminate impurities and increase the grade of the concentrate. The product obtained is a first clean concentrate and the residue is returned to the beginning of the process. The first clean concentrate is sent to a second cleaning stage performed in mechanic cells having a similar function to the first but measuring 14 cubic meter where impurities continue to be removed to obtain a final concentrate that passes to the thickening stage and a residue that returns to the first cleaning stage.

17.1.4

Thickening, filtering, and shipping

The second cleaning concentrate is sent to a thickening tank where, using a flocculating reagent the particles are agglomerated and sediment generated. Solids and liquids are separated so as to recover water to put back into the process (recovered water) while the thickened solid is pumped to a press-type pressure filter of twelve tarpaulin covered plates, where part of the water is eliminated and then re-circulated to the process. The concentrate cake is discharged from the filter to the concentrate storage for transportation.

The underflow of the final bank of the second flotation (exhaustion) is sent to a thickening tank where a solid-liquid separation is performed, through the application of a flocculating reagent that agglomerates fine particles into sediment. Recovered water is returned to the process while the rest of the pulp is pumped to the tailings dam, where once the solid settles, the clarified water is returned back to the plant for recirculation in the process.

17.2

Requirements for energy, water, and process materials

Energy requirements at the operation are provided by a state power line of 115 kV which supply a main power transformer of 7-8 MVA capacity. The transformer covers the necessities of the underground mine, the mill plant, and facilities based on the present 1,000 tpd production rate (3 MVA) and is sufficient to cover the energy requirements of the proposed production expansion.

The plant requires 2.7 m3 of water to process one tonne of ore of which 52 % comes from recirculation process, 22 % from the waste-water treatment plant in Ocotlan and and the remaining 26 % from the tailing dam that accumulates water during the rainy season.

Reagent consumption in the processing plant is detailed in Table 17.1.

March 22, 2013	Page 121 of 154

Table 17.1 Reagent consumption of San Jose processing plant

Reagent		Consumption g/t
Frother	Ore Prep 507	40
Collectors	Xantato Amilico de Potasio	69
	Aeropromotor 404	30
	Aerophine 3418	40
	Pennfloat-3	30
	Max Gold	5
Dispersant	Silicato de Sodio	300
Flocculant	Floculante Magnafloc 336	25

March 22, 2013	Page 122 of 154

Figure 17.1 Crushing and milling circuits at the San José processing plant

R.O.M. STOCKPILE UNDERGROUND
FRONT END LOADER
STATIONARY GRIZZLY
CRUSHER DUMP HOPPER
VIBRATING GRIZZLY FEEDER
PRIMARY CRUSHER
CONVEYOR BT-1
SECONDARY SCREEN
SECONDARY CRUSHER
CONVEYOR BT-2
CONVEYOR BT-4
SECONDARY SCREEN DISCHARGE CONVEYOR BT-8
CONVEYOR BT-7
COARSE ORE BIN FEED CONVEYOR BT-5
COARSE ORE BIN
CONVEYOR BT-6
TERTIARY CONE CRUSHER
TERTIARY CRUSHER DISCHARGE CONVEYOR BT-3
RADIAL STACKER
VENDOR PACKAGE – MOBILE CRUSHING PLANT
CRUSHING
FINE ORE STOCKPILE
FINE ORE RECLAIM FEEDERS
CONVEYOR
GRINDING
BALL MILL
FLOTATION
ROUGHER FLOTATION CELLS
SCAVENGER FLOTATION CELLS
CLEANER FLOTATION CELLS
CONCENTRATE THICKENER
CONCENTRATE DEWATERING
CONCENTRATE FILTER
CONVEYOR
PRODUCT CONCENTRATE
TAILS THICKENER
TAILINGS CYCLONE CLUSTER 1
TAILINGS CYCLONE CLUSTER 2
UNDERGROUND BACKFILL
EVAP.
TAILS POND
TAILING DEWATERING

March 22, 2013	Page 123 of 154

Project Infrastructure

The project has a relatively small surface footprint with the property boundary covering an area of 35 ha. The major surface facilities of the mine are displayed in Figure 18.1.

Figure 18.1 Plan view of mine and processing plant area

744600-E
744700-E
744800-E
744900-E
745000-E
745100-E
745200-E
745300-E
745400-E
745500-E
745600-E
N
1847200-N
1847100-N
1847000-N
1846900-N
1846800-N
1846700-N
1846600-N
PROPERTY BOUNDARY
PROPERTY BOUNDARY
PROPERTY BOUNDARY
CONVEYOR
1
2
3
4
5
6
7
7
8
9
10
11
12
13
14
15
16
16
16
17
18
19
LEGEND
1 MAIN ENTRANCE
2 FIRST AID
3 OFFICES
4 DINING ROOM
5 LABORATORY
6 MILL
7 MACHINE SHOP
8 CRUSHER AREA
9 LAMP ROOM
10 WASTE STOCK PILE
11 OIL STATION
12 MAIN STORAGE
13 ORE STOCK PILE
14 ELECTRIC POWER STATION
15 BACK FILL PLANT
16 WATER STORAGE
17 MINE ENTRANCE
18 EXPLOSIVES MAGAZINE
19 CORE LOGGING AND STORAGE FACILITIES
LEGEND
PROPERTY BOUNDARY
UNPAVED ROAD
PAVED ROAD
STRUCTURE
0 20 50 100 M.

18.1

Roads

Facilities at the San Jose mine are connected via unpaved roads that are maintained by the operation (Figure 18.1). Water is applied to the roads during the dry season to reduce dust pollution.

18.2

Tailing disposal facilities

The tailings disposal facility is located approximately 1.5 km to the southwest of the operation, covering an area of 12 hectares.

March 22, 2013	Page 124 of 154

Figure 18.2  Location map of tailings dam

744000-E
744200-E
744400-E
744600-E
744800-E
745000-E
745200-E
745400-E
N
1847200-N
1847000-N
1846800-N
1846600-N
1846400-N
1846200-N
1846000-N
1845800-N
1845600-N
PROPERTY LINE
HIGHWAY 175 OAXACA TO PTO. ANGEL
MINE PROPERTY
Area: 351,072 m²
PROPERTY LINE
ROAD TO SAN JOSE
PROPERTY LINE
TAILING FACILITY
Area: 587,925 m²
PROPERTY LINE
Area: 175,548 m²
0
100
200 m.
SIMBOLOGY
PROPERTY LINE OF MINE
PROPERTY LINE OF TAILING FACILITY
UTM NAD 27 ZONE 14

The retaining dam is 26.15 m high at the center, which provides a storage capacity of 635,961 m3 (S1 – Phase 1). The base of the dam has been adapted with the installation of a 300 g/m2 non-woven geo-textile lining to protect the 1.5 mm thick geo-membrane that covers the entire basin of the dam. The dam receives the underflow of the tailings thickener which is pumped and discharged into the dam through nine, 4-inch discharge pipes distributed around the tailings impoundment and are opened and closed depending on the need to distribute the tailings uniformly over the dam’s levee.

March 22, 2013	Page 125 of 154

Figure 18.3  Schematic drawing showing phase 1 and phase 2 tailings dam

Phase 2 (S2) is presently under construction, and once complete will increase the storage volume of the tailings facility to 2.1 million m3 with the dam having a final height of 35.5m. Construction of the second phase is estimated to be concluded by 2013.

18.3

Mine waste stockpiles

The mine currently has one waste stockpile used for storing waste material that could not be effectively disposed of underground. This waste material does not generate acid waters.

18.4

Ore Stockpiles

The mine currently has four ore stockpiles which store low grade silver ore, or material pending evaluation (due to mixing of different ore types). Once stockpile material of unknown grade has been sampled and results obtained the geology department in accordance with the mine and planning departments take the decision on whether to transport this material to the plant or waste stockpile.

18.5

Concentrate transportation

Tractor trailers that can transport two 30 tonne containers each are used to transport concentrate. The containers must be made of stainless steel. Each container is registered and weighed at the mine scales before the loading, sampling and weighing process is performed of the concentrate prior to the unit being sealed and registered. The concentrate is then transported by road to the port of Manzanillo in the State of Colima for subsequent shipping to purchasers in 400 to 500 tonne lots.

18.6

Power generation

The main power supply to the mine is provided via a 115,000 volt circuit managed by the Federal Electricity Commission (CFE), which has an operations switchboard next to the mine’s principal substation.

The mine also has a secondary reserve power supply in a 13,200 volt circuit, also managed by the Federal Electricity Commission (CFE). This circuit is available to supply power to critical equipment in case of power failure in the main circuit.

March 22, 2013	Page 126 of 154

18.6.1

Principal substation

The principal substation of the mine is composed of an 7-8 MVA transformer with a transformation ratio of 115 to 13.8 kV, connection-disconnection elements and protection relays.

18.6.2

Distribution

Power distribution at the property is primarily through the use of overhead transmission lines on concrete posts. The basic distribution scheme is a 13,800 volt circuit via substations.

18.6.3

Mine distribution

Power supply for the underground portion of the mine consists of two circuits with the following arrangements:

•

Overhead network that feeds three transformers at the surface with a transformation ratio of 13,200 to 440 volts with capacities of 750 kVA (2 piece) and 112.5 kVA (1 piece).

•

Overhead network that feeds one transformer at the surface with a transformation ratio of 13,200 a 4,160 volts with a capacity of 1500 kVA. This transformer in turn feeds another 750 kVA capacity transformer inside the mine with a transformation ratio of 4,160 to 460 volts with isolated 5 kV wire.

18.7

Communications systems

Communications services are supplied by Teléfonos de México S.A.B. de C.V. The communication infrastructure consists of a microwave connection from the city of Oaxaca to the Telephone Centre in San José del Progreso (which began operating in August 2012) and from the San José Telephone Centre to the mines Data Center. It is transmitted through copper cables, with digital capacity (began operating in December 2008). The infrastructure overall had 99.971% availability in the last quarter of 2012.

The mining operation has an air-conditioned data center, with controlled access and closed circuit television. The computer network (category 6), is certified by Panduit.

Switching systems have been purchased from Cisco Systems Inc. and have service policies in effect. The telephone switching equipment is digital and has IP connectivity (Cisco with policy in effect).

Additionally, backup communications infrastructure is available from three alternative suppliers:

•

Teléfonos de México S.A.B. de C.V.

•

CableMás Telecomunicaciones S.A. de C.V.

•

Comunicaciones Industriales GigaHertz S.A. de C.V.

March 22, 2013	Page 127 of 154

Market studies and contracts

Since the operation commenced production in August 2011 a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. In 2012, 100% of the concentrate was sold to Metallica Commodities Corp. In October 2012 a new tender was issued for concentrate sales in 2013. Consorcio Minero de Mexico Cormin Mex S.A. de C.V. (Consorcio) were chosen as the buyer providing the best commercial terms and Minera Cuzcatlan began delivering concentrate to Consorcio in January 2013.

All commercial terms entered between the buyer and Minera Cuzcatlan are within standard industry norms.

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Environmental studies, permitting and social or community impact

20.1

Environmental compliance and considerations

The San José mine complies with the terms of the Environmental Impact Report and with each of the conditions provided in the resolutions of the environmental impact authorization issued by the Secretary of the Environment and Natural Resources (SEMARNAT) through official communication No. SEMARNAT-SGPA-DIRA-1731, dated October 19, 2009.

As a result of the approval of the Environmental Impact Report, environmental protection programs were implemented, which were prepared for Compañía Minera Cuzcatlán by the Inter-disciplinary Research Center for Comprehensive Regional Development in the Oaxaca Region (CIIDIR). Such programs fully comply with the requests of SEMARNAT.

The principal environmental programs all approved by SEMARNAT are as follows:

•

Technical-Economic Study to determine the security instrument for the San José project which defines the funds that the company must annually spend during the years the project is developed.

•

Flora and Fauna Protection and Conservation Program of the San José project, approved by which is the basis for the flora and fauna rescue actions in the construction areas of the facilities for the mining unit. It was launched in 2010 and will not conclude until all the infrastructure necessary to operate the mine is built.

•

Reforestation program for the San José project which considers the reforestation of all the areas directly impacted by the activities relating to the execution of the mining project. This program will be implemented gradually and will continue until the site is abandoned.

•

Ecologic Restoration Program which considers the activities that will be carried out to foster the restoration of the areas directly affected by the activities of the project.

•

Environmental Monitoring Program, which defines the parameters to monitor for water, air, noise and total suspended particles (dust), as well as the sampling points and terms. It was launched in 2010.

20.2

Environmental permitting

The most important environmental permits that have been granted to Compañía Minera Cuzcatlán and which support its establishment and operation are:

•

Environmental Impact Authorization, issued under official communication No. SEMARNAT-SGPA-DIRA-1731/2009, through which SEMARNAT authorized the construction, execution and maintenance of the San José mining unit, for a period of 12 years, effective until October 23, 2021, over a surface of 92.00 hectares.

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•

Resolution SEMARNAT-SGPA-DIRA-173/2010, for the construction and installation of a water intake and conduction project for industrial use and the respective extension of the term, issued under official communication No. SEMARNAT-SGPA-DIRA-1684/2011, dated December 22, 2011, through which the Secretary of the Environment and Natural Resources, authorizes the construction and installation of a water intake and conduction project for industrial use from the Atoyac River to the San José mine, effective until December 22, 2016.

•

Resolution SEMARNAT-SGPA-DIRA-367/ 2011, through which SEMARNAT issued an environmental impact authorization for the modernization, operation and maintenance of the waste water treatment plant in Ocotlán de Morelos, Oaxaca (PTAR Ocotlán), effective until May 13, 2031.

•

Authorization issued under official communication No. SEMARNAT-SGPA-DIRA-1630-2012, dated September 3, 2012, through which SEMARNAT issued an environmental impact authorization to use explosives during the heightening of the second stage of the tailings dam in the San José mining unit, which is effective until April 3, 2013.

•

Authorization issued under official communication No. SEMARNAT-GPA-AR-2191/2009, dated December 1, 2009, through which SEMARNAT authorizes conducting “Change of Land Use” activities in forest lands to mining use, effective until December 1, 2011, which was extended through official communication No. SEMARNAT-SGPA-AR-DSFS-0071/2012, authorizing the continuation of “Change of Land Use” activities until December 31, 2015.

•

Authorization issued under official communication No. SEMARNAT-SGPA-AR-0853/2011, dated 17 de mayo de 2011, through which SEMARNAT authorizes conducting “Change of Land Use” activities in forest lands to mining use in additional areas, effective until May 31, 2012, which was extended through official communication No. SEMARNAT-SGPA-AR-DSFS-0099/2012, authorizing the continuation of “Change of Land Use” activities until December 31, 2015.

•

Authorization issued under official communication No. SEMARNAT-SGPA-DIRA-722/2012, dated May 11, 2012, through which SEMARNAT authorizes with regard to environmental impact the performance of direct exploration mining activities in the San Ignacio region, located in San José del Progreso, Ocotlán, Oaxaca, effective until May 16, 2013.

•

Authorization issued under official communication No. SEMARNAT-SGPA-DIRA-731/2012, dated May 11, 2012, through which SEMARNAT authorizes with regard to environmental impact the performance of direct exploration mining activities in the Altona region, pertaining to San Jerónimo Taviche, Ocotlán, Oaxaca, effective until May 22, 2013.

•

Authorization issued under official communication No. SEMARNAT-SGPA-DIRA-732/2012, dated May 11, 2012, through which SEMARNAT authorizes with regard to environmental impact the performance of direct exploration mining activities in the San Pablo Güilá region, Matatlán, Oaxaca, effective until May 22, 2013.

March 22, 2013	Page 130 of 154

•

Concession Title No. 05OAX137241/20FDOC10, issued by the National Water Commission (CONAGUA), to occupy 31,330 square meters of land in a federal zone, located in San José del Progreso, Ocotlán, Oaxaca. The tailings dam is built on this land. Such concession will be effective until March 12, 2030.

•

Concession Title No. 05OAX137242/20FKOC10, issued by CONAGUA, for waste water discharge, for a volume of 912.50 m3 per year, resulting from waste water treatment of the mine services, dated February 24, 2010, effective until March 12, 2020. This discharge permit was no longer required after the installation of the wastewater treatment plant (end of 2010).

•

Concession Title No. 05OAX137328/20FDOC10, issued by CONAGUA, for the discharge of 18,250 m3 of water per year used in the mining activities, dated April 15, 2010, effective until May 13, 2020. This concession also authorizes the usage of 25 m2 of land at the wastewater discharge point.

•

Permit No. 4311, dated July 5, 2011, through which CONAGUA, authorized the construction of the tailings dam. It is effective until July 27, 2019.

•

General permit No. 4184, issued by National Defense for the use of explosives in the mine’s activities. This permit must be renewed annually.

•

Mining exploitation concession title No. 217626, “EL PROGRESO”, issued by the Secretary of the Economy through the General Mining Agency, over an area of 284 hectares, effective from August 6, 2002 until August 5, 2052.

•

Mining exploitation concession title No. 217624, “EL PROGRESO II”, issued by the Secretary of the Economy through the General Mining Agency over an area of 53.99 hectares, effective from August 6, 2002 until August 5, 2052.

•

Mining exploitation concession title No. 217625, “EL PROGRESO II BIS”, issued by the Secretary of the Economy through the General Mining Agency, effective from August 6, 2002 until August 5, 2052.

•

Mining exploitation concession title No. 215254, “EL PROGRESO III”, issued by the Secretary of the Economy through the General Mining Agency, over an area of 263.38 hectares, effective from February 14, 2002 until February 13, 2052.

•

Gratuitous bailment agreement between the municipality of Ocotlán de Morelos and Minera Cuzcatlán, to operate the waste water treatment plant located in Ocotlán de Morelos, Oaxaca, dated January 1, 2010 to January 1, 2025.

20.3

Social or community impact

Minera Cuzcatlán’s Community Relations department promotes the productive and sustainable development of the mine’s neighboring communities. This is undertaken by working in four areas:

•

Sustainable development,

•

Health and nutrition,

March 22, 2013	Page 131 of 154

•

Education and culture,

•

Communication and dialogue.

20.3.1

Sustainable development

The principal goal of the sustainable development program is to stimulate the local economy through an agreement with the San Jose municipality. Since 2011 to the end of 2012, US$1.3 million has been invested in the following projects:

•

Construction of the “Rivera” daycare center.

•

Construction of the “El Cuajilote” health center, benefitting 3,252 residents.

•

Extension of the potable water supply system.

•

Rehabilitation of 54.3 km of roads and communication accesses between the areas of San José del Progreso, San José La Garzona, El Porvenir and Magüey Largo benefitting 4,720 residents.

•

Acquisition of a backhoe for access road maintenance.

Additional to the above assistance has also been provided in the creation of the following micro-enterprises that service the operation:

•

“Zoralí” openwork and sewing.

•

“La Esperanza” cafeteria.

•

“Linazar” trading company.

•

“Textil y color” artisans group.

The following social development programs have also been implemented by Minera Cuzcatlan:

•

The “Healthy Home” program, involving the construction of 589 energy saving stoves, 143 dry ecologic WCs, and 51 tanks to store rain water.

•

Creation of 232 local jobs employed directly by Minera Cuzcatlan and an additional 157 jobs indirectly related to the operation.

20.3.2

Health and nutrition

Health and nutrition campaigns are regularly carried out to help protect and educate the local communities via the “El Cuajilote” health center.

20.3.3

Education and culture

Educational and cultural programs developed in conjunction with Minera Cuzcatlan include:

•

Scholarship programs carried out at four educational levels: elementary school, junior high school, high school and college, benefiting 400 persons.

•

The building of five computer centers in the community.

•

An agreement with the Adult Education State Institution to carry out study certifications.

March 22, 2013	Page 132 of 154

•

Implementation of technical training programs and projects with the Work Training and Productivity Institute.

•

Formation of the philharmonic band “Armonía de mi Pueblo”.

•

Establishment of the “Difuminarte” plastic arts workshop.

20.3.4

Communication and dialogue

The primary purpose of good communication and an open dialogue is to ensure accurate information regarding the operation is disseminated and to listen to any concerns from the local communities. Minera Cuzcatlan helps to transmit information locally through leaflets and a weekly radio program.

20.4

Mine Closure

The mine closure plan has been designed to ensure the rehabilitation of the area where the mine is located based on compliance with the following criteria:

•

Environmental and landscape recovery.

•

Adjust slopes for a static safety factor of 1.5, a pseudo static safety factor of 1.1 and estimate a maximum soil erosion loss of 4.5 metric tons per hectare per year.

•

Reduce infiltration in 95%.

•

Minimize erosion through engineering controls (trenches, adequate slopes)

•

Re-vegetation

•

Correction of surface runoff mechanisms

The estimated total investment required to close the mine is US$3.046 million (SVS, 2012).

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Capital and operating costs

Minera Cuzcatlan capital and operating cost estimates for 2013 for the San José mine are based on 2012 costs. The analysis includes forward estimates for sustaining capital. Inflation rates have been taken into account in the cost projections. Exchange rates remain unchanged.

21.1

Sustaining Capital costs

Capital costs include all investments in mine development, equipment and infrastructure necessary to upgrade the mine facilities and sustain the continuity of the operation. Projected capital costs for 2013 are summarized in Table 21.1.

Table 21.1 Summary of projected major capital costs for 2013

Capital Item	Cost (MUS$)*
Development	4.14
Brownfields Exploration	7.53
Mine Geology Exploration	1.59
Mine Development and Exploration	13.25

Mine	1.68
Plant	0.25
Maintenance & Energy	0.07
Safety	0.11
Planning and Geology	0.16
Laboratory	0.14
Other investment	0.34
Equipment and Infrastructure	2.75

Dore Plant	0.25
Plant Expansion	8.85
Tailing Dam	4.45
Principal Projects	13.54

Total Capital Expenditure	29.54
*Numbers may not total due to rounding

A total of US$29.54 million is budgeted for 2013 in order to improve the mine facilities and sustain the operation. Capital costs are split into three areas:

•

mine development;

•

equipment and infrastructure;

•

Corporative projects.

21.1.1

Mine development

Mine development includes the main development and infrastructure of the mine through the generation of ramps, ventilation raises, and extraction levels. Brownfield and infill delineation drilling exploration is included under mine development costs as this activity has the objective of discovering new mineral resources in order to increase the life of mine. The budget for these activities in 2013 is US$13.25 million.

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21.1.2

Equipment and infrastructure

Equipment and infrastructure costs are attributed to all departments of the mine including; mine, plant, maintenance and energy, safety, information technology, administration and human resources, logistics, geology, planning, laboratory and environmental. The budget for these areas is US$2.75 million.

21.2.3

Principal projects

Corporative projects include the following three projects:

1)

Doré plant (US$12 million, of which 0.3 million budgeted for 2013). The budget for 2013 includes the acquisition of land for the location of the concentrate leach plant and the construction of facilities for the treatment of the concentrate. The final objective of the project is to provide added value to the final product of the mine by further treating the concentrate on site to produce doré bars.

2)

Plant Expansion (US$8.85 million). The purpose of the project is to complete the expansion of the concentration plant from a treatment capacity of 1,000 tpd to 1,500 tpd. Procurement, Construction, and Management (PCM) for the project commenced in 2012 and is expected to conclude in June 2013. Detailed engineering was performed by ENA Ingeniería and the scope of the work to be conducted in 2013 is as follows:

•

Construction of the concentrator’s facilities

•

Installation of equipment and materials

•

Installation of pipes.

•

Installation of power and control house.

•

Commissioning, qualification and validation.

•

Start-up of operations

•

Project closure.

3)

Tailings Dam (US$4.45 million). This project involves the construction of the second stage of the tailings dam. The dam is planned to be built in three stages in order to manage the additional tailings related to the expansion of the concentrator plant from 1,000 tpd to 1,500 tpd. The second stage will raise the crest elevation from 1581.8 masl to 1589.9 masl, in order to obtain an additional storage capacity of 1,427,000 m3 of tailings.

21.2

Operating costs

Operating costs include the cash costs and operating expenses for the operation. Cash costs relate to activities that are performed on the property including mine, plant, general services, and administrative service costs. Operating expenses include costs associated with distribution, general and administrative services, and community support activities. Projected operating costs for 2013 are summarized in Table 21.2.

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Table 21.2 Summary of projected major operating costs in 2013

Operating Item	Cost US$/t
Mine	34.09
Plant	17.01
General Services	8.90
Administration mine	2.95
Cash cost	62.95

Concentrate transporation	3.90
Sales and Administration expenses	6.96
Community support activities	1.81
Operation Expenses	12.67

Total Cash Cost & Operation Expenses	75.62

21.2.1

Mine operating costs

Mining costs include drilling, blasting, support, loading and haulage. The budget for mining in 2013 is US$ 15.89 million which is based on the extraction of 466,096 t of material and represents an equivalent unit cost of US$ 34.09/t.

21.2.2

Mill operating costs

The total mill operating cost is distributed over five areas (crushing, milling, flotation, thickening and filtering, and tailings disposal) and is predicted to be US$ 7.67 million for 2013, based on the treatment of 451,000 t of material. The unit cost is US$ 17.01/t.

21.2.3

General Service costs

General Service costs for 2013 are estimated to be US$4.01 million. The budgeted costs cover operations management, energy, maintenance, geology, planning, safety, environmental and laboratory costs and are estimated to be US$8.90/t for 2013. Actual costs for 2012 were US$9.96/t, comparable to the proposed budget.

21.2.4

Administrative costs

Administrative costs have been estimated for 2013 as US$1.33 million. Administrative service costs include administration, human resources, storage, hospital, legal, communication systems, accounting and cash, social assistance, community relations, depreciation and amortization for equipment. Estimated costs for 2013 are US$2.95/t with actual results for the previous year being US$3.36/t, comparable to that budgeted.

March 22, 2013	Page 136 of 154

Economic analysis

The following section is a summary of the major economic consideration of the mine based on the economic analysis conducted by CAM (2010a) as part of the pre-feasibility study. There have been no material changes to the economics since this study.

The following section presents the elements of the pre-tax financial model starting with the financial parameter assumptions, metal production and revenues, operating costs, capital costs, sustaining capital, working capital, closure and reclamation costs, and net project cash flow and accounts for the proposed increase in processing capacity of the plant from 1,000 tpd to 1,500 tpd in 2013.

The financial results are presented on a capital expenditure (CAPEX) to completion basis from December 31, 2012 that represents the total project costs without the expenditures to that date. The economic analysis is based on an annual production plan for the life of the mine.

22.1

Summary

Based on a mineable Probable Reserve of 3,334 million tonnes a project life of approximately seven years is projected. The estimates of metal production, capital costs and operating costs are combined in the discounted cash flow evaluation. The economic evaluation is treated on a project basis using a silver price of US$30.00 per troy ounce and a gold price of US$1,700.00 per troy ounce. Income taxes have been accounted for in the cash flow analysis.

The results of the cash flow evaluation are summarized in Table 22.1 showing life-of-mine totals.

Table 22.1 Economic evaluation summary

Item	Value
Payable Silver	20.9 Moz
Payable Gold	176.1 koz
Free Cash Flow (after tax)	US$ 1,019.3 M
Pre-tax NPV at 8%	US$ 454 M
After-tax NPV at 8%	US$ 711 M
Pre-tax IRR	40.19%
After-tax IRR	47%

It should be noted that the economic analysis is performed utilizing only Measured and Indicated Mineral Resources, which have been converted to Proven and Probable Reserves; however, Inferred Resources (Table 15.5) which are not in the analysis, can potentially have a positive impact on the project economics and the life of the mine.

22.2

Financial assumptions

The most important financial assumptions influencing the economics of the mine include the following parameters:

•

Gold price of US$1,700.00 per ounce.

March 22, 2013	Page 137 of 154

•

Silver price of US$30.00 per ounce.

•

Mexican Peso exchange rate ($MXN12.92 = US$1.00).

•

Oil price of US$94.03 per barrel (WTI crude) used to derive the diesel price.

22.2.1

Gold Price

The gold market has been on an upward trend since 2001, the average price for 2012 is US$ 1,669.15 per troy ounce. Gold is traded on public markets and during the past few years, new financial products have been introduced to facilitate the accessibility of gold as an investment vehicle.

The base case financial model utilizes a gold price of US$1,700 per ounce, with vision through to 2019 taking into account:

The price level used is within long-term forecast prices and forward selling curves used by financial and mining analysts. The average monthly gold price during 2012 based on London Metal Exchange (LME) post meridiem pricing is shown in Figure 22.1. The average annual gold price from 1990 through 2012 based on LME post meridiem pricing is shown in Figure 22.2.

Figure 22.1 Average monthly gold price (US$/troy ounce) for 2012 based on LME pricing

March 22, 2013	Page 138 of 154

Figure 22.2 Average annual gold price (US$/troy ounce) since 1990 based on LME pricing

1.1.1

Silver Price

The base case silver price used is US$30.00 per troy ounce (rounded up from US$29.46) which is the average of the past 36 months plus 24 months of the future projected prices as of December 31, 2012 as reported by CAM (2013).

The price level used is within financial and mining analysts’ long-term forecast prices and forward selling curves. The average monthly silver price during 2012 based on LME pricing is shown in Figure 22.3.

Figure 22.3 Average monthly silver price (US$/troy ounce) for 2012 based on LME pricing

March 22, 2013	Page 139 of 154

22.2.3

Mexico Peso Exchange Rate

A significant portion of the capital and operating costs are denominated in Mexican Pesos. These include:

•

Wages and salaries;

•

Electrical power;

•

Contractor costs;

•

Services costs;

•

Material costs, and

•

Federal, provincial and local taxes.

It is estimated that 85 % of the capital costs are denominated in Mexican currency. For the operation, the Mexican Peso-denominated costs are estimated at 88 % of the total operating costs. All mining duties and taxes are denominated in Mexican currency.

The diesel price used for the project is based on the following assumptions:

•

Crude oil price (US$94.03 per barrel - WTI crude)

•

Crude oil price ($MXN 7.43 per liter)

•

Diesel price excluding taxes ($MXN 10.07 per liter)

•

Diesel price incl. tax ($MXN 11.68 per liter)

•

Diesel price incl. tax (US$0.898 per liter)

22.3

Metal production and revenues

22.3.1

Gold production

Total payable gold production over the mine life is 196,175 troy ounces. The payable gold production per year for the life-of-mine is presented in Figure 22.4. The first year of production (2011) is a partial year of 6 months.

Figure 22.4 Annual payable gold production

March 22, 2013	Page 140 of 154

23.3.2

Silver production

The total life of mine payable silver production is 20.9 million troy ounces. The payable silver production per year over the life-of-mine is presented in Figure 22.5. The first year of production (2011) is a partial year of 6 months.

Figure 22.5 Annual payable silver production

23.3.3

Revenues

Total net gold and silver revenue of US$835 million is estimated over the mine life at gold and silver prices of US$1,700.00 and US$30.00 per troy ounce; respectively. Total gross revenue by year is presented in Figure 22.6.

Figure 22.6 Annual net revenues

March 22, 2013	Page 141 of 154

22.4

Taxes

Based on estimated cash flow, sales and investments included in financial models prepared for the period 2010-2019, projections were made of the following items based on current Mexican tax laws for 2012, the Federal Tax Code (CFF), Law on Income Tax (LISR) and Miscellaneous Tax Resolution (RFM):

•

Annual Income Tax under the following assumptions: normal deduction for investments in fixed assets made before 2009, Immediate Deduction for fixed assets investments from financial year 2010, annual deduction of exploration expenses.

o

RATE = 28 % for the years 2008 and 2009.

o

RATE = 30 % for the years 2010, 2011 and 2012.

o

RATE = 29 % for the year 2013.

o

RATE = 28 % for the years 2014 to 2019.

22.5

Royalties

The Progreso concessions which host the presently reported Mineral Reserves and Mineral Resource at the San Jose Project are not subject to a royalty obligation.

22.6

Reclamation and closure costs

Reclamation and closure costs have been estimated for rehabilitation of the tailings facility and waste dump, reclamation of the surrounding area, dismantling the plant and associated infrastructure and undertaking environmental monitoring. Currently the cost of closure is estimated at US$3 million and is shown in the Financial Model.

22.7

Financial results pre and post-tax

22.7.1

Net cash flow

The project cash flow is presented on a total project basis and on a CAPEX to completion basis in Table 22.2. The model assumes that expansion of the plant takes place in 2013 from 1,000 tpd to 1,500 tpd. The evaluation model presented in Table 22.2 is a summary of the project net cash flow.

March 22, 2013	Page 142 of 154

Table 22.2 Summary of net cash flow

Table 13-3
Summary Cash Flow

Item	Unit	2013	2014	2015	2016	2017	2018	2019
Price assumptions								
Ag	US$ / oz	30.00	30.00	30.00	30.00	30.00	30.00	30.00
Au	US$ / oz	1,700.00	1,700.00	1,700.00	1,700.00	1,700.00	1,700.00	1,700.00
Production and unit figures								
Treated ore	t	451,000	540,000	540,000	540,000	540,000	540,000	247,388
Ag head grade	gr / t	186.23	188.42	186.49	193.12	212.66	188.66	162.35
Au head grade	gr / t	1.60	1.59	1.59	1.57	1.70	1.57	1.32
Silver production	oz	2,403,303	2,911,428	2,881,648	2,984,023	3,285,920	2,915,032	1,149,248
Silver Equivalent Production (Ag Eq)	oz	3,418,582	4,259,004	4,227,648	4,312,717	4,723,665	4,247,652	1,661,416
NSR	US$ / t	210.59	219.50	217.83	222.31	244.36	218.86	185.46
Cash production cost	US$ / t	71.59	68.25	69.44	71.27	74.59	76.48	92.97
Cash cost per Oz (Eq Ag)	US$ / oz	11.66	10.82	11.05	11.09	10.59	11.90	16.23
Financials								
Revenue	US$000	94,983	118,529	117,629	120,048	131,952	118,187	45,881
(Silver revenue / Total revenue)		*70%*	*70%*	*70%*	*71%*	*71%*	*70%*	*71%*
Operating income	US$000	37,977	44,669	39,084	34,360	32,802	(5,568)	(82,083)
EBITDA	**US$000**	**55,434**	**72,270**	**71,059**	**72,661**	**82,512**	**70,255**	**18,251**
- Current taxes	US$000	(746)	(16,830)	(15,753)	(16,216)	(17,985)	(19,343)	(7,581)
- Capex	US$000	(29,541)	(5,595)	(3,468)	(1,950)	(2,464)	(1,000)	(1,000)
Free Cash Flow	US$000	**136,369**	**124,687**	**124,816**	**125,701**	**136,798**	**123,892**	**51,438**

NPV Calculation	**US$000**
Pre-tax NPV @ 8%	201,608
After-tax NPV @ 8%	143,093

22.8

Sensitivity analysis

A series of sensitivity analyses were undertaken to determine which parameters most effect the NPV and IRR of the project on an after tax basis.

22.8.1

Net present value

Figure 22.7 reflects the effects on after-tax NPV at 8 % while varying combined gold and silver prices and Figure 22.8 reflects the effects while varying the gold and silver prices independently.

March 22, 2013	Page 143 of 154

Figure 22.7 Sensitivity analysis of after-tax NPV at 8% to gold and silver (combined) price variation

US $000
250,000
220,000
190,000
160,000
130,000
100,000
70,000
40,000
10,000
-20,000
-30%
-20%
-10%
0%
+10%
+20%
+30%
Gold Price Variance
Ag -30%
Ag -20%
Ag -10%
Ag 0%
Ag +10%
Ag +20%
Ag +30%

Figure 22.8 Sensitivity of after-tax NPV at 8 % to gold and silver (independent) price variation

22.8.2

Internal rate of return

On a total project basis the before tax internal rate of return (IRR) is 19.53 % before taxes and 17.78 % after taxes.

March 22, 2013	Page 144 of 154

Figure 22.9 reflects the sensitivity of the IRR while varying combined gold and silver prices and Figure 22.10 reflects the effects while varying the gold and silver prices independently.

Figure 22.9 Sensitivity of IRR to Gold and Silver (combined) price variation

Figure 22.10 Sensitivity of IRR to Gold and Silver (independent) price variation

As is demonstrated in Figures 22.7 and 22.9, on an after-tax basis the effects on IRR and NPV are most significant when changing both the gold and silver price, followed by the silver price alone.

On a total project basis the undiscounted after free cash flow is US$95.1 million.

March 22, 2013	Page 145 of 154

Adjacent properties

There is no information regarding adjacent properties applicable to the San Jose Property for disclosure in this report. Minera Cuzcatlan signed a transfer of rights agreement option in January 2013 with Pan American Silver for the adjacent concession to the mine, as detailed in Section 4.1.

March 22, 2013	Page 146 of 154

Other relevant data and information

Fortuna considers that the Technical Report contains all the relevant information necessary to ensure the report is understandable and not misleading.

March 22, 2013	Page 147 of 154

Interpretation and conclusions

An updated Mineral Resources estimate has been prepared for the Trinidad area of the San Jose deposit in the Oaxaca state of Mexico. The Mineral Resources estimate is based on drilling and underground sampling data of acceptable quality from a series of drilling and sampling programs conducted between 2001 and 2012. A combination of Sequential Gaussian Simulation (SGS) and Inverse Power of Distance (IPD) estimation techniques was used to model the mineralized vein systems that make up the deposit.

Proven and Probable Reserves total 3.34 Mt with an average grade of 190 g/t Ag and 1.58 g/t Au above a 93 g/t Ag Eq. cut-off grade as of December 31. 2012.

This Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available at the effective date of this report. The conversion of Mineral Resources to Mineral Reserve was made using industry-recognized methods, actual operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of actual and future operational conditions. This report has been prepared with the latest information regarding environmental and closure cost requirements and has indicated that future work is in progress.

Fortuna believes there is excellent potential to increase the Mineral Resource at the San José property in 2013 with recent drilling demonstrating the continuation of robust ore grade mineralization in the Trinidad ore shoot to depth and to the north with the mineralization remaining open in both directions.

In 2012 Minera Cuzcatlán successfully managed the operation of the San José mine, processing close to 350,000 tonnes of ore from its underground mining operation and producing approximately 1.97 Moz of silver. During the year considerable investment was made to improve the mines infrastructure.

Operating costs are reasonable for the production rates in a mine of this size and are comparable to other mines of the region of similar characteristics. Proposed capital expenditure for the coming year is considered reasonable in order to improve the facilities, equipment and infrastructure and guarantee the continuity and sustainability of the mining operation.

The mining operation has been developed in strict compliance with the regulations and permits required by the government agencies involved in the mining sector. In addition, all work follows the international quality and safety standards set forth under standards ISO 14001 and OHSAS 18000.

Minera Cuzcatlán continues developing sustainable annual programs for the benefit of local communities, including educational, nutritional and economic programs. The above mentioned social and environmental responsibilities support a good relationship between the company and local communities. This will aid the development and continuity of the mining operation and improve the standard of living and economies of local communities.

March 22, 2013	Page 148 of 154

Recommendations

Short-term mine plans must be developed in accordance with long-term plans to ensure the mines production results are consistent with its budget.

Recommended work programs that have been planned for 2013 include:

1)

Expansion of the Concentrator Plant. This project requires an investment of US$ 8.4 million, which includes construction of new facilities in different areas of the plant:

a.

Crushing: This area does not require any infrastructure expansion work and will only need to increase the hours of operation.

b.

Mill: Requires the construction of a new ball mill that will operate in conjunction with the current mill, with a classification circuit through a battery of cyclones independent from the existing one.

c.

Flotation: Was originally designed for 1,500 tpd and only requires expansion of the scavenger and cleaning process equipment.

d.

Thickening: Was originally designed for 1,500 tpd and only requires the replacement of the feed pump to the filter and the underflow pumps.

e.

Concentrate filter: Does not require any modification.

f.

Tailings thickener: The capacity of the underflow pumps and the dam feed pumps will need to be inspected. If new pumps are required they will be installed to complement or replace the current ones.

g.

Reagents: Requires adding 12 new dosage points, new pumps and tubing will be required.

h.

Water Distribution: Requires the replacement of the pumps for the three systems (water distribution, water for seals and process water).

2)

Delineation drilling. Minera Cuzcatlan is planning to conduct delineation drilling from underground in 2013. The goal of the program is to convert a total of 525,000 t of Inferred Resource to the category of Indicated Resource representing 5 Moz Ag Eq. To achieve this 32 drill holes totaling 9,060 m have been planned for 2013 at a budgeted cost of US$1,585,000.

3)

Brownfields exploration. An extensive drilling campaign is planned for 2013 to build on the excellent results encountered in the north of the deposit in late 2012 (Fortuna, 2013). The purpose of the program is to increase the known extents of the mineralization to the north and south of the presently defined vein systems in order to expand the Mineral Resources. A total of 20,250 m of drilling has been planned for 2013 at a budget cost of US$2.9 million.

4)

Underground development. The most important mining project for 2013 will be the advancement of the principal ramp by 980 m, which will allow mining to reach the 1,150 masl elevation. At this depth additional infrastructure will be installed to develop an operational level that will help ensure the continuity of the operation and allow greater production if the need should arise (such as due to a change in the mining methodology).

March 22, 2013	Page 149 of 154

The execution of Raise Boring to improve ventilation and access to underground services as the mine deepens is an important component of this project. The budgeted cost of the underground development for 2013 is US$3.38 million.

Additional recommendations outside of the above work program include:

1)

Mine plan optimization and risk analysis. The conditional simulation methodology used in the estimation of the primary veins results in the generation of 50 equi-probable realizations. By assessing these multiple potential scenarios the mine plan can be optimized with the identification of low and high risk regions of the deposit.

2)

Cuzcatlan laboratory. The Cuzcatlan laboratory must continue to improve the accuracy and precision levels of assay results obtained from channel samples taken from the underground workings. This will ensure a higher level of confidence in the assay results and potentially allow the upgrading of material from Indicated to Measured Resources adjacent to these samples.

3)

Density analysis. It is recommended that the number of bulk density measurements be increased in all veins. In addition to this it is also recommended that a study be performed to improve the understanding of the bulk density in the deposit. If a correlation between density and mineralogy could be established it may provide a superior alternative than the presently used global density assignment.

March 22, 2013	Page 150 of 154

References

Alvarez, L.R., 2009. Historia operativa de la Mina San José y de la Planta Concentradora de San Jerónimo Taviche durante la operación de Minerales de Oaxaca previa a l compra por parte de Compañía Minera Cuzcatlán: Internal report for Compañía Minera Cuzcatlán S.A. de C.V., 14p.

Carranza Alvarado, M., Gómez Caballero, J. A., y Pérez León, C., ed., 1996. Monografía geológico-minera del Estado de Oaxaca: Consejo de Recursos Minerales, Secretaria de Comercio y Fomento Industrial, Coordinación General de Minería, Publicación M-17e, 298 p.

Chlumsky, Armbrust, and Meyer, 2010a. Pre-feasibility Study: San Jose Project, Oaxaca, Mexico. Prepared for Compania Minera Cuzcatlan, April 23, 2010.

Chlumsky, Armbrust, and Meyer, 2010b. NI 43-101 Technical Report: San Jose Silver Project, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., June 9, 2010.

Chlumsky, Armbrust, and Meyer, 2012. CAM – Metal Price Summary as of 31 December 2011.

Chlumsky, Armbrust, and Meyer, 2013. CAM – Metal Price Summary as of 31 December 2012.

CIM, 2010. CIM Definition Standards on Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committee on Reserve Definitions. Adopted by the CIM Council, November 27, 2010.

Corbett, G., 2002. Epithermal Gold for Explorationists. AIG Journal-Applied geoscientific practice and research in Australia, 26p.

Corbett, G., 2006. Controls to Low Sulfidation Epithermal Au-Ag. Presentation by G.Corbett, 92p.

Dickinson, W.R., and Lawton, T.F., 2001. Carboniferous to Cretaceous assembly and fragmentation of Mexico. Geological Society of America Bulletin, v. 113, p. 1142-1160.

Dimitrakopoulos, R., Godoy, M., Chou, C.L., 2010. Resource/Reserve Classification with Integrated Geometric and Local Grade Variability Measures in Advances in Orebody Modelling and Strategic Mine Planning I, Australian Institute of Mining and Metallurgy Spectrum Series No.17 (Ed. Dimitrakopoulus, R) pp215-222.

Fortuna, 2011a. Press Release Titled “Fortuna Silver Reports Increase in Reserves and Resources”. Vancouver, Canada, April 12, 2011.

Fortuna, 2011b. Press Release Titled “Fortuna Begins Commercial Production at San Jose Mine, Mexico”. Vancouver, Canada, September 1, 2011.

Fortuna, 2012. Press Release Titled “Fortuna Reports Updated Reserves and Resources”. Vancouver, Canada, March 27, 2012.

Fortuna, 2013. Press Release Titled “Fortuna closes transaction for the Taviche Oeste Concession, and drills 427 g/t Ag and 2.77 g/t Au over 12.3 m on new extension zone at San Jose mine, Mexico”. Vancouver, Canada, February 4, 2013.

March 22, 2013	Page 151 of 154

Hester, M.G., and Ray, G.E., 2007. Geology, epithermal silver-gold mineralization and mineral resource estimate at the San Jose Mine property, Oaxaca, Mexico: NI43-101 Technical Report prepared for Fortuna Silver Mines Inc., 58p.

Journel, A.G., 1974. Geostatistics for conditional simulation of ore bodies. Econ. Geol., V.69, pp673-687.

Journel, A.G., Kyriakidis, P.C., 2004. Evaluation of Mineral Reserves: A Simulation Approach. Applied Geostatistics Series.

Lechner, M.J., and Earnest, D.F., 2009. Mineral Resource Estimate, Trinidad Deposit, San Jose Project, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., December 10, 2009.

Marinez-Serrano, R.G., Solis-Pichardo, G., Flores-Marquez, E.L., Macias-Romo, C, Delgado-Duran, J., 2008. Geochemical and Sr-Nd isotropic characterization of the Miocene volcanic events in the Sierra Madre del Sur, central and southeastern Oaxaca, Mexico. Revista Mexicana de Ciencias Geologicas v.25, no.1, pp1-20.

Osterman, C., 2004. Geology and silver-gold mineralization at the San Jose Mine and the Taviche Mining District, Oaxaca, Mexico. Unpublished Internal Report for Continuum Resources Ltd., 15 p.

Pakalnis, R.T., 1986. Empirical stope design at Ruttan mine, Sherritt Gordon mines. Ph.D. Thesis. University of British Colombia, pp 276.

Ravenscroft, P.J., 1992. Recoverable reserve estimation by conditional simulation, in Case Histories and Methods in Mineral Resource Estimation, Geological Special Publication, No.63. (Ed. Annels, A.E.) pp.289-298.

Ray, G.E., 2005. Geology and epithermal silver-gold mineralization at the San Jose Property, Oaxaca, Mexico: A NI 43-101 Technical Report prepared for Continuum Resources, 26 p. plus appendices.

Ray, G.E., 2006. Geology and epithermal silver-gold mineralization at the San Jose and Taviche properties, Oaxaca, Mexico: A NI 43-101 Technical Report prepared for Fortuna Silver Mines Inc., 221 p.

Sánchez Rojas, L. E., Castro Rodríguez, M.G., Ney Aranda Osorio, J., Zarate Lopez, J., Zarate Barradas, R., y Salinas Rodríguez, J.M., 2003. Carta geológico-minera Zaachila E14-12, Escala 1:250,000, 81p.

Sinclair, A.J. and Blackwell, G.H., 2002. Applied Mineral Inventory Estimation. (1st Edition) Cambridge University Press, 381pp.

SVS, 2012. Diseno de Cierre a Nivel Conceptual de Componentes de Mina. Internal report prepared for Compania Minera Cuzcatlan.

March 22, 2013	Page 152 of 154

Certificates

CERTIFICATE of QUALIFIED PERSON

(a)  I, Eric N. Chapman, Mineral Resource Manager of Fortuna Silver Mines Inc., 650-200 Burrard St, Vancouver, BC, V6C 3L6 Canada; do hereby certify that:

(b)  I am the co-author of the technical report titled Fortuna Silver Mines Inc. San Jose Property, Oaxaca, Mexico dated March 22, 2013 (the “Technical Report”).

(c)  I graduated with a Bachelor of Science (Honours) Degree in Geology from the University of Southampton (UK) in 1996 and a Master of Science (Distinction) Degree in Mining Geology from the Camborne School of Mines (UK) in 2003. I am a Professional Geologist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration No. 36328) and a Chartered Geologist of the Geological Society of London (Membership No. 1007330). I have been preparing resource estimates for approximately ten years and have completed more than twenty resource estimates for a variety of deposit types such as epithermal gold veins, porphyry gold deposits, banded iron formations and volcanogenic massive sulfide deposits. I have completed at least five Mineral Resource estimates for epithermal vein style deposits over the past four years.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (“the Instrument”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements of a ‘qualified person’ for the purposes of the Instrument.

(d)  I last visited the property from February 20 to February 22, 2013;

(e)  I am responsible for the preparation of sections 1: Summary; 2: Introduction; 3: Reliance on other experts; 4: Property description and location; 5: Accessibility, climate, local resources, infrastructure and physiography; 6: History; 7:Geological setting and mineralization; 8: Deposit types; 9: Exploration; 10: Drilling; 11: Sample preparation, analyses and security; 12: Data verification; 14: Mineral Resource estimates; 23: Adjacent properties; 24: Other relevant information; 25: Interpretation and conclusions; 26: Recommendations; 27: References of the Technical Report.

(f)  I am an employee of the issuer, Fortuna Silver Mines Inc.

(g)  I have been an employee of Fortuna and involved with the property that is the subject of the Technical Report since May 2011.

(h)  I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

(i)  As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC, this 22nd day of March 2013.

[signed]

Eric N. Chapman, P. Geo., C. Geol. (FGS)

March 22, 2013	Page 153 of 154

CERTIFICATE of QUALIFIED PERSON

(a)  I, Thomas Kelly, President of Andes Colorado Corp., Calle 11, Rinconada Baja, Condominio Los Portales, Casa 135, La Molina, Lima, Peru; do hereby certify that:

(b)  I am the co-author of the technical report titled Fortuna Silver Mines Inc. San Jose Property, Oaxaca, Mexico dated March 22, 2013 (the “Technical Report”).

(c)  I graduated with a Bachelor of Science Degree in Mining from the Colorado School of Mines, Golden, CO, USA in 1974. I have a Masters Degree in Mining Engineering from the Colorado School of Mines granted in 1995. I am a Registered Member of the Society of Mining Engineers (Number 1696580) and a Fellow of the Australasian Institute of Mining and Metallurgy - AusIMM (Membership No. 109746). I have practiced my profession for 38 years. I have been directly involved in underground operations, mining consulting, and assisting in the development of mining projects in Perú, Bolivia, Chile, Venezuela, Indonesia, Canada, United States and Mexico.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (“the Instrument”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements of a ‘qualified person’ for the purposes of the Instrument.

(d)  I last visited the property in November 2012;

(e)  I am responsible for the preparation of sections 1: Summary; 2: Introduction; 13: Mineral processing and metallurgical testing; 15: Mineral Reserve estimate; 16: Mining Methods; 17: Recovery methods; 18: Project Infrastructure; 19: Market studies and contracts; 20: Environmental studies, permitting and social or community impact; 21: Capital and operating costs; 22: Economic analysis; 25: Interpretation and conclusions; 26: Recommendations; 27: References of the Technical Report.

(f)  I am an independent consultant and Director of Fortuna Silver Mines, the issuer. I have not been compensated for this work.

(g)  I have been an independent director of Fortuna Silver Mines since April 2011 and involved with the property that is the subject of the Technical Report since that time.

(h)  I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

(i)  As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Lima, Peru, this 22nd day of March 2013.

[signed]

Thomas Kelly, E.M. Fellow AusIMM, Registered Member SME

March 22, 2013	Page 154 of 154